Exhibit 99.2

TOGUT, SEGAL & SEGAL LLP	Hearing Date: October 31, 2018 at 10:00 a.m. ET
One Penn Plaza, Suite 3335	Objection Deadline: October 25, 2018 at 4:00 p.m ET

New York, New York 10119

(212) 594-5000

Albert Togut

Frank A. Oswald

Kyle J. Ortiz

Amanda C. Glaubach

Counsel for Debtors and Debtors in Possession

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK

:
In re:	:	Chapter 11
:
PACIFIC DRILLING S.A., et al.,	:	Case No. 17-13193 (MEW)
:
	:	(Jointly Administered)
Debtors[1]	:
:
:

AMENDED PLAN SUPPLEMENT IN

CONNECTION WITH THE DEBTORS’ JOINT CHAPTER 11

PLAN OF REORGANIZATION FOR CERTAIN OF THE DEBTORS

On September 27, 2018, Pacific Drilling S.A. (“PDSA”) on behalf of itself and certain of its affiliates as debtors and debtors-in-possession (the “Debtors”), filed the Debtors’ Modified Third Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, dated September 27, 2018 [Docket No. 620] (as may be amended, modified, or supplemented from time to time, the “Plan”),2 and on October 17, 2018, the Debtors filed the Plan Supplement in Connection with the Debtors’ Joint Chapter 11 Plan of Reorganization for Certain of the Debtors [Docket. No. 674].

[1]

The Debtors in these chapter 11 cases and, if applicable, the last four digits of their U.S. taxpayer identification numbers are: Pacific Drilling S.A.; Pacific Drilling (Gibraltar) Limited; Pacific Drillship (Gibraltar) Limited; Pacific Drilling, Inc. (1524); Pacific Drilling Finance S.à.r.l.; Pacific Drillship SARL, Pacific Drilling Limited, Pacific Sharav S.à.r.l. (2431), Pacific Drilling VII Limited; Pacific Drilling V Limited; Pacific Drilling VIII Limited, Pacific Scirocco Ltd. (0073); Pacific Bora Ltd. (9815); Pacific Mistral Ltd., Pacific Santa Ana (Gibraltar) Limited, Pacific Drilling Operations Limited (9103); Pacific Drilling Operations, Inc. (4446); Pacific Santa Ana S.à.r.l. (6417), Pacific Drilling, LLC (7655); Pacific Drilling Services, Inc. (5302); Pacific Drillship Nigeria Limited (0281); and Pacific Sharav Korlátolt Felelősségű Társaság.

[2]	Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

The Debtors hereby file this amended Plan Supplement to: (i) add the document annexed hereto as Exhibit D; (ii) add the document annexed hereto as Exhibit E; (iii) add the document annexed hereto as Exhibit F; (iv) add the document annexed hereto as Exhibit F; (v) add the document annexed hereto as Exhibit G; and (vi) add the document annexed hereto as Exhibit H.

This Plan Supplement is integral to and part of the Plan, and contains the following documents annexed hereto:

•	Exhibit A – New First Lien Notes Indenture

•	Exhibit B – New Second Lien PIK Toggle Notes Indenture

•	Exhibit C – New Intercreditor Agreement

•	Exhibit D – Amended Articles of Association

•	Exhibit E – Composition of the Members of the New Pacific Drilling Board and Officers of the Reorganized Debtors

•	Exhibit F – Registration Rights Agreement

•	Exhibit G – Schedule of Rejected Executory Contracts and Unexpired Leases

•	Exhibit H – Reverse Stock Split Mechanics

The Plan Supplement documents attached hereto remain subject to (a) further review, negotiation, and modification, and (b) final approval and documentation in a manner consistent with the Plan and the ECA Document Requirements, and that the Debtors reserve the right to amend documents contained or annexed as Exhibits to the Plan Supplement before the Effective Date in accordance with the Plan and the ECA Document Requirements.

Dated: New York, New York

  October 22, 2018

PACIFIC DRILLING S.A., on behalf of itself and its affiliated Debtors and Debtors in Possession

By their Counsel:
TOGUT, SEGAL & SEGAL LLP
By:

/s/ Kyle J. Ortiz
ALBERT TOGUT
FRANK A. OSWALD
KYLE J. ORTIZ
AMANDA C. GLAUBACH
One Penn Plaza, Suite 3335
New York, New York 10119
Telephone: (212) 594-5000
Fax: (212) 967-4258
Facsimile: (212) 558-3588

Exhibit A

New First Lien Notes Indenture

Exhibit A is incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed with the Securities and Exchange Commission on September 28, 2018

Exhibit B

New Second Lien PIK Toggle Notes Indenture

Exhibit B is incorporated by reference to Exhibit 99.3 to the Report on Form 6-K, filed with the Securities and Exchange Commission on September 28, 2018

Exhibit C

New Intercreditor Agreement

INTERCREDITOR AGREEMENT

dated as of [•], 2018 between

Wilmington Trust, National Association,

as First Lien Collateral Agent,

and

Wilmington Trust, National Association,

as Junior Lien Collateral Agent

And acknowledged and agreed to by

the Company and Grantors on the signature pages hereto

THIS IS THE INTERCREDITOR AGREEMENT REFERRED TO IN (1) THE FIRST LIEN INDENTURE, DATED AS OF SEPTEMBER 26, 2018 (AND AS SUPPLEMENTED AND AMENDED AS OF THE DATE HEREOF), AMONG PACIFIC DRILLING FIRST LIEN ESCROW ISSUER LIMITED AND WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE AND COLLATERAL AGENT, AND (2) THE JUNIOR LIEN INDENTURE, DATED AS OF SEPTEMBER 26, 2018 (AND AS SUPPLEMENTED AND AMENDED AS OF THE DATE HEREOF), AMONG PACIFIC DRILLING SECOND LIEN ESCROW ISSUER LIMITED AND WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE AND JUNIOR LIEN COLLATERAL AGENT.

TABLE OF CONTENTS

		Page
ARTICLE I
DEFINITIONS
Section 1.01	Construction; Certain Defined Terms	1

ARTICLE II
LIEN PRIORITIES

Section 2.01	Relative Priorities	15
Section 2.02	Prohibition on Contesting Liens, Marshalling, Etc.	16
Section 2.03	No New Liens	16
Section 2.04	Similar Collateral and Agreements	16
Section 2.05	No Duties of First Lien Collateral Agent	17
Section 2.06	No Duties of Junior Lien Collateral Agent	18

ARTICLE III
ENFORCEMENT RIGHTS; PURCHASE OPTION

Section 3.01	Limitation on Enforcement Action	18
Section 3.02	Standstill Periods; Permitted Enforcement Action	19
Section 3.03	Insurance	20
Section 3.04	Notification of Release of Collateral	21
Section 3.05	No Interference; Payment Over	21
Section 3.06	Purchase Option	23

ARTICLE IV
OTHER AGREEMENTS

Section 4.01	Release of Liens; Automatic Release of Junior Liens	26
Section 4.02	Certain Agreements With Respect to Insolvency or Liquidation Proceedings	26
Section 4.03	Reinstatement	30
Section 4.04	Refinancings; Additional First Lien Debt and Additional Junior Lien Debt	31
Section 4.05	Amendments to Junior Lien Documents	32
Section 4.06	Legends	33
Section 4.07	Junior Lien Secured Parties Rights as Unsecured Creditors; Judgment Lien Creditor	33
Section 4.08	Postponement of Subrogation	33
Section 4.09	Acknowledgment by the Secured Debt Representatives	33

ARTICLE V
GRATUITOUS BAILMENT FOR PERFECTION OF CERTAIN SECURITY INTERESTS

Section 5.01	General	34
Section 5.02	Deposit Accounts	34

ARTICLE VI
APPLICATION OF PROCEEDS; DETERMINATION OF AMOUNTS

Section 6.01	Application of Proceeds	35

i

Annex and Exhibits

Annex I

Exhibit A	Form of Additional Secured Debt Designation
Exhibit B	Collateral Documents

ii

THIS INTERCREDITOR AGREEMENT, dated as of [•], 2018 (as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), is between Wilmington Trust, National Association, solely in its capacity as the collateral agent for the First Lien Secured Parties referred to herein (in such capacity, and together with its successors and assigns in such capacity, the “First Lien Collateral Agent”) and Wilmington Trust, National Association, solely in its capacity as the collateral agent for the Junior Lien Secured Parties referred to herein (in such capacity, and together with its successors and assigns in such capacity, the “Junior Lien Collateral Agent”), and acknowledged and agreed to by Pacific Drilling S.A., a Luxembourg corporation under the form of société anonyme (together with its successors and permitted assigns, the “Company”) and the Grantors (as defined below) on the signature pages hereto.

On September 26, 2018, Pacific Drilling First Lien Escrow Issuer Limited (the “First Lien Escrow Issuer”) issued 8.375% First Lien Notes due 2023 (the “First Lien Notes”) in an aggregate principal amount of $750,000,000 pursuant to an indenture dated as of September 26, 2018 (the “First Lien Base Indenture”) between the First Lien Escrow Issuer, Wilmington Trust, National Association (“Wilmington”), as trustee (in such capacity, and together with its successors and assigns in such capacity, the “First Lien Trustee”) and the First Lien Collateral Agent, and Pacific Drilling Second Lien Escrow Issuer Limited (the “Junior Lien Escrow Issuer”) issued 11.000% / 12.000% Second Lien PIK Notes due 2024 (the “Junior Lien Notes”) in an aggregate principal amount of $273,614,300 pursuant to an indenture dated as of September 26, 2018 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Junior Base Lien Indenture”) between the Junior Lien Escrow Issuer, Wilmington, as trustee (in such capacity, and together with its successors and assigns in such capacity, the “Junior Lien Trustee”) and the Junior Lien Collateral Agent. On or about the date hereof, the Company consummated a series of transactions whereby (1) the First Lien Escrow Issuer and the Junior Lien Escrow Issuer merged with and into the Company, (2) the Company assumed all of the obligations of the First Lien Escrow Issuer under the First Lien Base Indenture and the First Lien Note Documents by executing a supplemental indenture, dated as of [•], 2018, between the Company, the First Lien Trustee and the First Lien Collateral Agent (the “First Lien Assumption Supplemental Indenture”) and Junior Lien Escrow Issuer under the Junior Lien Base Indenture and the Junior Lien Note Documents by executing a supplemental indenture, dated as of [•], 2018, between the Company, the Junior Lien Trustee and the Junior Lien Collateral Agent (the “Junior Lien Assumption Supplemental Indenture”), and (3) each of the Guarantors (as defined below) guaranteed the First Lien Obligations (as defined below) by executing a supplemental indenture, dated as of [•], 2018, among each of the Guarantors, the First Lien Trustee and First Lien Collateral Agent (the “First Lien Guarantee Supplemental Indenture” and, together with the First Lien Assumption Supplemental Indenture, the “First Lien Supplemental Indentures”; the First Lien Base Indenture, as supplemented by the First Lien Supplemental Indentures and as amended, restated, supplemented or otherwise modified and in effect from time to time, the “First Lien Indenture”) and the Junior Lien Obligations (as defined below) by executing a supplemental indenture, dated as of [•], 2018, among each of the Guarantors, the Junior Lien Trustee and the Junior Lien Collateral Agent (the “Junior Lien Guarantee Supplemental Indenture” and, together with the Junior Lien Assumption Supplemental Indenture, the “Junior Lien Supplemental Indentures”; the Junior Lien Base Indenture, as supplemented by the Junior Lien Supplemental Indentures and as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Junior Lien Indenture”) and became a party to the First Lien Note Documents and the Second Lien Note Documents.

The Company and the other Grantors have secured their Obligations under the First Lien Indenture and the Junior Lien Indenture, and will secure their Obligations under any future First Lien Debt and Junior Lien Debt and any other First Lien Obligation and Junior Lien Obligation, with Liens on all present and future Collateral to the extent that such Liens will be provided for in the applicable Collateral Documents.

1

This Agreement sets forth the relative priorities of the First Liens and the Junior Liens in respect of the Collateral and the terms on which each First Lien Secured Party (as defined below) and each Junior Lien Secured Party (as defined below) has appointed the First Lien Collateral Agent and the Junior Lien Collateral Agent, respectively, to (i) act as the collateral agent for the present and future First Lien Secured Parties (as defined below) and Junior Lien Secured Parties (as defined below), respectively; (ii) receive, hold, maintain, administer and distribute the Collateral that is at any time delivered to the First Lien Collateral Agent and the Junior Lien Collateral Agent, respectively, or is the subject of the Collateral Documents; and (iii) enforce the Collateral Documents and all interests, rights, powers and remedies of the First Lien Collateral Agent and the Junior Lien Collateral Agent, respectively, with respect thereto or thereunder and the proceeds thereof.

In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the First Lien Collateral Agent (for itself and on behalf of the First Lien Secured Parties) and the Junior Lien Collateral Agent (for itself and on behalf of the Junior Lien Secured Parties) agree as follows:

2

ARTICLE I

DEFINITIONS

Section 1.01 Construction; Certain Defined Terms.

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any reference herein to any agreement, instrument, other document, statute or regulation shall be construed as referring to such agreement, instrument, other document, statute or regulation as from time to time amended, supplemented or otherwise modified in accordance with the terms of each applicable Secured Debt Document (including, for the avoidance of doubt, this Agreement), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, but shall not be deemed to include the subsidiaries of such Person unless express reference is made to such subsidiaries, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections and Annexes shall be construed to refer to Articles, Sections and Annexes of this Agreement, (v) unless otherwise expressly qualified herein, the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, and (vi) the term “or” is not exclusive.

(b) All terms used in this Agreement that are defined in Articles 1, 8 or 9 of the New York UCC (whether capitalized herein or not) and not otherwise defined herein have the meanings assigned to them in Articles 1, 8 or 9 of the New York UCC. If a term is defined in Article 9 of the New York UCC and another Article of the New York UCC, such term shall have the meaning assigned to it in Article 9 of the New York UCC.

(c) Unless otherwise set forth herein, all references herein to the First Lien Collateral Agent and the Junior Lien Collateral Agent shall be deemed to refer to each of them in its capacity as collateral agent under the First Lien Indenture and the Junior Lien Indenture, respectively.

(d) Capitalized terms used but not defined herein shall have the meanings given to them in the First Lien Indenture or the Junior Lien Indenture, as applicable.

(e) As used in this Agreement, the following terms have the meanings specified below:

“Accounts” has the meaning assigned to such term in Section 3.01.

“Additional First Lien Debt” means any First Lien Debt incurred under any Additional First Lien Facility.

“Additional First Lien Facility” means the indebtedness under any indenture, credit agreement or other agreement entered into by the Company or any Grantor for purposes of incurring secured indebtedness on a First Lien basis (other than the First Lien Indenture), which agreement and such debt is permitted under each applicable Secured Debt Document.

“Additional First Lien Obligations” means any Additional First Lien Debt and all other Obligations in respect thereof (including First Lien Hedging Obligations and First Lien Cash Management Obligations).

“Additional First Lien Secured Party” means each holder of an Additional First Lien Obligation, including each First Lien Representative and the First Lien Collateral Agent (and their respective successors).

“Additional Junior Lien Debt” means any Junior Lien Debt incurred under any Additional Junior Lien Facility.

“Additional Junior Lien Facility” means the indebtedness under any indenture, credit agreement or other agreement entered into by the Company or any Grantor for purposes of incurring secured indebtedness on a Junior Lien basis (other than the Junior Lien Indenture), which agreement and such debt is permitted under each applicable Secured Debt Document.

“Additional Junior Lien Obligations” means any Additional Junior Lien Debt and all other Obligations in respect thereof (including First Lien Hedging Obligations and First Lien Cash Management Obligations).

“Additional Junior Lien Secured Party” means each holder of an Additional Junior Lien Obligation, including the Junior Lien Collateral Agent (and its successors).

“Additional Secured Debt Designation” means the written agreement (substantially in the form of Exhibit A hereto) of the First Lien Representative of holders of any series of First Lien Debt or the Junior Lien Representative of holders of any series of Junior Lien Debt, as applicable, as set forth in the indenture, credit agreement or other agreement governing such series of First Lien Debt or series of Junior Lien Debt, for the benefit of (i) all holders of existing and future First Lien Debt, the First Lien Collateral Agent and each existing and future holder of First Liens, in the case of each additional series of First Lien Debt and (ii) all holders of each existing and future series of Junior Lien Debt, the applicable Junior Lien Collateral Agent and each existing and future holder of Junior Liens, in the case of each series of Junior Lien Debt:

(1) in the case of any additional series of First Lien Debt, that all such First Lien Obligations will be and are secured equally and ratably by all First Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such series of First Lien Debt, whether or not upon property otherwise constituting collateral for such series of First Lien Debt, and that all such First Liens will be enforceable by the First Lien Collateral Agent for the benefit of all holders of First Lien Obligations, equally and ratably, in each case subject to the exceptions that are applicable to Superpriority Debt permitted under the First Lien Indenture as set forth in the definition of “First Lien Debt”;

(2) in the case of any additional series of Junior Lien Debt, that all such Junior Lien Obligations will be and are secured equally and ratably by all Junior Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such series of Junior Lien Debt, whether or not upon property otherwise constituting collateral for such series of Junior Lien Debt, and that all such Junior Liens will be enforceable by the Junior Lien Collateral Agent for the benefit of all holders of Junior Lien Obligations, equally and ratably;

(3) that such First Lien Representative or Junior Lien Representative, as applicable, and the holders of Obligations in respect of such series of First Lien Debt or series of Junior Lien Debt, as applicable, are bound by the provisions of this Agreement, including the provisions relating to the ranking of First Liens and Junior Liens and the order of application of proceeds from the enforcement of First Liens and Junior Liens; and

(4) appointing the First Lien Collateral Agent or the Junior Lien Collateral Agent, as applicable, and consenting to the terms of this Agreement and, in the case of any Additional First Lien Debt, the Collateral Agency Agreement, and the performance by the First Lien Collateral Agent or the Junior Lien Collateral Agent, as applicable, of, and directing the First Lien Collateral Agent or the Junior Lien Collateral Agent, as applicable, to perform, its obligations under the Collateral Agency Agreement (if applicable) any other applicable security document and this Agreement, together with all such powers as are reasonably incidental thereto.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

“Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in New York, New York, Houston, Texas, Luxembourg or any applicable place of payment under the First Lien Indenture or Junior Lien Indenture are authorized or required by law to close.

“Capital Stock” means:

(a) in the case of a corporation, corporate stock;

(b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Management Arrangement” means with respect to any Person, any obligations of such person in respect of treasury management arrangements including any of the following products, services or facilities: (a) demand deposit or operating account relationships or other cash management services including, without limitation, any services provided in connection with operating, collections, payroll, trust, or other depository or disbursement accounts, including automated clearinghouse fund transfer services, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft, depository, information reporting, automated clearinghouse transactions, return items, overdrafts, interstate depository network services, lockbox and stop payment services; and (b) treasury management line of credit, commercial credit card, merchant card services, purchase or debit cards, including, without limitation, stored value cards and non-card e-payables services.

“Cash Management Obligations” means obligations with respect to any Cash Management Arrangement.

“Class” means (a) in the case of First Lien Debt, every series of First Lien Debt, taken together, and (b) in the case of Junior Lien Debt, every series of Junior Lien Debt, taken together.

“Collateral” means all rights, assets and properties, whether owned on the issue date of the First Lien Notes and the Junior Lien Notes or thereafter acquired upon which a Lien is granted or purported to be granted under any Collateral Document. Collateral shall not include Excluded Property.

“Collateral Agency Agreement” means the collateral agency agreement, to be entered into prior to the incurrence of Additional First Lien Debt, among the Company, the Grantors and Guarantors from time to time party thereto, the First Lien Representative for the Additional First Lien Debt to be incurred, Wilmington Trust, National Association, as the First Lien Representative for the First Lien Notes, and Wilmington Trust, National Association, as the First Lien Collateral Agent.

“Collateral Documents” means the First Lien Collateral Documents and the Junior Lien Collateral Documents.

“Controlling First Lien Representative” means, at any time, if any Superpriority Debt is outstanding, the First Lien Representative for the Controlling Superpriority Lien Series, or, if no Superpriority Debt is outstanding, the First Lien Representative for the Controlling First Lien Series.

“Controlling First Lien Series” means, at any time, the series of First Lien Debt with the greatest outstanding principal amount.

“Controlling Superpriority Lien Series” means, at any time, the series of Superpriority Debt with the greatest outstanding principal amount.

“Credit Facilities” means one or more debt facilities, commercial paper facilities, loan agreements, indentures or agreements of the Company or any Restricted Subsidiary with banks, other institutional lenders, commercial finance companies or other lenders or investors providing for revolving credit loans, term loans, bonds, debentures or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying subsidiaries of the Company as borrowers or guarantors thereunder).

“DIP Financing” has the meaning assigned to such term in Section 4.02(b).

“DIP Financing Liens” has the meaning assigned to such term in Section 4.02(b).

“Discharge of First Lien Obligations” means the occurrence of all of the following:

(a) termination or expiration of all commitments to extend credit that would constitute First Lien Obligations;

(b) payment in full in cash of the principal of and interest and premium (if any) on all First Lien Obligations;

(c) discharge or cash collateralization (at the lower of (i) 105% of the aggregate undrawn amount and (ii) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the First Lien Documents) of all outstanding letters of credit constituting First Lien Obligations; and

(d) payment in full in cash of all other First Lien Obligations (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at or prior to such time) that are outstanding and unpaid at the time that each of the events described in clauses (a), (b) and (c) above shall have occurred;

provided that, if, at any time after the Discharge of First Lien Obligations has occurred, the Company or any Guarantor enters into any First Lien Document evidencing a First Lien Obligation which Incurrence is not prohibited by the applicable First Lien Documents, then such Discharge of First Lien Obligations shall automatically be deemed not to have occurred with respect to such new First Lien Obligation (other than with respect to any actions taken as a result of the occurrence of such Discharge of First Lien Obligations), and, from and after the date on which the Company designates such Indebtedness as First Lien Obligations in accordance with the First Lien Collateral Documents, the obligations under such First Lien Document shall automatically and without any further action be treated as First Lien Obligations for all purposes of the First Lien Collateral Documents.

“Discharge of Junior Lien Obligations” means the occurrence of all of the following:

(a) termination or expiration of all commitments to extend credit that would constitute Junior Lien Obligations;

(b) payment in full in cash of the principal of and interest and premium (if any) on all Junior Lien Obligations;

(c) discharge or cash collateralization (at the lower of (i) 105% of the aggregate undrawn amount and (ii) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the Junior Lien Documents) of all outstanding letters of credit constituting Junior Lien Obligations; and

(d) payment in full in cash of all other Junior Lien Obligations that are outstanding and unpaid at the time the Junior Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at or prior to such time) that are outstanding and unpaid at the time that each of the events described in clauses (a), (b) and (c) above shall have occurred;

provided that, if, at any time after the Discharge of Junior Lien Obligations has occurred, the Company or any Guarantor enters into any Junior Lien Document evidencing a Junior Lien Obligation which Incurrence is not prohibited by the applicable First Lien Documents, then such Discharge of Junior Lien Obligations shall automatically be deemed not to have occurred with respect to such new Junior Lien Obligations (other than with respect to any actions taken as a result of the occurrence of such first Discharge of Junior Lien Obligations), and, from and after the date on which the Company designates such Indebtedness as Junior Lien Debt in accordance with this Agreement, the obligations under such Junior Lien Document shall automatically and without any further action be treated as Junior Lien Obligations for all purposes of the Junior Lien Collateral Documents.

“Disposition” means any sale, lease, exchange, assignment, license, contribution, transfer or other disposition. “Dispose” shall have a correlative meaning.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security or loan that is convertible into, or exchangeable for, Capital Stock).

“Excess First Lien Obligations” means First Lien Obligations for the principal amount of loans, letters of credit and reimbursement obligations in excess of the amount set forth in clause (a) of the definition of “First Lien Cap.”

“Excluded Property” means the following, whether now owned or at any time hereafter acquired by any Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest and whether now existing or hereafter coming into existence: (i) (x) all leasehold real property and (y) all fee simple real property with a Fair Market Value at the time of acquisition less than $25 million; (ii) each Drilling Contract if (but only to the extent that) the grant of a security interest therein would constitute a breach of a valid and enforceable restriction on the granting of a security interest therein or assignment thereof in favor of a third party; (iii) all accounts receivable; (iv) all deposit accounts that are (A) established solely as payroll accounts, (B) zero balance accounts or (C) located in foreign jurisdictions with a balance at all times less than $500,000 individually and $5,000,000 in the aggregate; (v) all Equity Interests of Unrestricted Subsidiaries and Immaterial Subsidiaries; (vi) any general intangibles, governmental approvals or other rights arising under any contracts, instruments, permits, licenses or other documents if (but only to the extent that) the grant of a security interest therein would constitute a breach of a valid and enforceable restriction on the granting of a security interest therein or assignment thereof in favor of a third party (other than (A) to the extent that any such restriction or prohibition would be rendered ineffective pursuant to the Uniform Commercial Code or any other applicable law (including bankruptcy law) or principles of equity or (B) to the extent that the other party has consented to the granting of a security interest therein or assignment thereof pursuant to the terms of the Collateral Documents or pursuant to a grant or assignment for security purposes generally); (vii) any assets as to which the Required First Lien Debtholders reasonably determine that the cost or burden of obtaining a security interest therein is excessive in relation to the value of the security to be afforded thereby; (viii) cash if (but only to the extent) required to serve as cash collateral for any Superpriority Debt permitted under the First Lien Indenture and (viii) any and all proceeds of any of the Excluded Property to the extent constituting Excluded Property described in clauses (i), (ii), (iii), (iv), (v), (vi), (vii) or (viii) above (other than proceeds of a Drilling Contract assigned pursuant to an Earnings Assignment and proceeds of accounts receivable); provided that no property or assets securing any First Lien Obligations (other than the First Lien Notes) or any Junior Lien Obligations (other than the Junior Lien Notes) shall constitute Excluded Property (except that any Superpriority Debt permitted under the First Lien Indenture may be secured by any assets listed under clause (iii), (iv)(C) or (viii) above).

“Financial Officer” means, with respect to any Person, the chief executive officer, chief financial officer, chief accounting officer or treasurer of such Person.

“First Lien” means a Lien granted by the Company or any other Grantor in favor of the First Lien Collateral Agent, at any time, upon any Property of the Company or such other Grantor to secure First Lien Obligations.

“First Lien Assumption Supplemental Indenture” has the meaning assigned to such term in the Preamble above.

“First Lien Base Indenture” has the meaning assigned to such term in the Preamble above.

“First Lien Cap” means, as of any date, (a) the greater of (i) the aggregate principal amount of all First Lien Debt permitted to be incurred under the First Lien Indenture and (ii) the aggregate principal amount of all First Lien Debt permitted to be incurred under the Junior Lien Indenture, plus (b) the amount of all Hedging Obligations, to the extent such Hedging Obligations are secured by the First Liens, plus (c) the amount of all Cash Management Obligations, to the extent such Cash Management Obligations are secured by the First Liens, plus (d) the amount of accrued and unpaid interest (excluding any interest paid-in-kind), outstanding fees and expenses, and such other amounts, to the extent such Obligations are secured by the First Liens.

“First Lien Cash Management Obligations” means Cash Management Obligations owed to any provider or arranger of, or agent with respect to, any First Lien Debt to the extent secured by First Liens.

“First Lien Collateral” means all Collateral and any other assets of any Grantor now or at any time hereafter subject to Liens which secure, but only to the extent securing, any First Lien Obligation.

“First Lien Collateral Agent” means the collateral agent for all holders of First Lien Obligations. Wilmington Trust, National Association will initially serve as the First Lien Collateral Agent.

“First Lien Collateral Documents” means, collectively, each Assignment, Mortgage, Pledge Agreement and Security Agreement, this Agreement, the Collateral Agency Agreement, control agreements and each other instrument creating a Lien or Liens in favor of the First Lien Collateral Agent as required by the First Lien Documents or this Agreement, in each case, as the same may be in effect from time to time.

“First Lien Debt” means (a) the First Lien Notes issued on the date of the First Lien Indenture and the related Guarantees thereof and (b) any other Indebtedness secured by a lien that is pari passu with the liens securing the First Lien Notes and that is permitted to be incurred and so secured under the First Lien Indenture (including any Additional First Lien Debt); provided that:

(1) any such Indebtedness (other than the First Lien Notes and any Superpriority Debt permitted under the First Lien Indenture) does not mature and does not have any mandatory or scheduled payments or sinking fund obligations prior to the maturity date of the First Lien Notes;

(2) on or prior to the date of incurrence of such Indebtedness by the Company or any Guarantor, such Indebtedness (other than the First Lien Notes) is designated by the Company, in an Officers’ Certificate delivered to each First Lien Representative and the First Lien Collateral Agent, as “First Lien Debt” for the purposes of the First Lien Documents;

(3) a First Lien Representative is designated with respect to such Indebtedness (other than the First Lien Notes) and executes and delivers to the First Lien Collateral Agent (i) an Additional Secured Debt Designation on behalf of itself and all holders of such Indebtedness and (ii) a joinder to the Collateral Agency Agreement on behalf of itself and all holders of such Indebtedness;

(4) such Indebtedness is pari passu in right of payment and does not have any senior or junior rights with respect to the application of proceeds from Collateral (other than any DIP Financing that is permitted by this Agreement and other than any Superpriority Debt permitted under the First Lien Indenture);

(5) such Indebtedness shall not be an obligation of any person other than the Company or any Guarantor; and

(6) such Indebtedness shall not be secured by any assets other than assets that constitute Collateral; provided that any Superpriority Debt permitted under the First Lien Indenture may be secured by Liens on any assets listed under clause (iii), (iv)(C) or (viii) in the definition of “Excluded Property”.

“First Lien Documents” means the First Lien Note Documents and any additional indenture, credit agreement or other agreement pursuant to which any other First Lien Debt is incurred and secured in accordance with the terms of each applicable First Lien Document and the First Lien Collateral Documents related thereto.

“First Lien Escrow Issuer” has the meaning assigned to such term in the Preamble above.

“First Lien Facility” means the indebtedness under the First Lien Indenture and any Additional First Lien Facility.

“First Lien Guarantee Supplemental Indenture” has the meaning assigned to such term in the Preamble above.

“First Lien Hedging Obligations” means Hedging Obligations owed to any provider or arranger of, or agent with respect to, any First Lien Debt to the extent secured by First Liens.

“First Lien Indenture” has the meaning assigned to such term in the Preamble above.

“First Lien Notes” has the meaning assigned to such term in the Preamble above.

“First Lien Note Documents” means the First Lien Indenture, the First Lien Notes, the First Lien Collateral Documents, the Guarantees and any agreement, instrument or other document evidencing or governing any First Lien Notes Obligations.

“First Lien Notes Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Company or any Guarantor arising under the First Lien Indenture, the First Lien Notes, the Guarantees or the First Lien Collateral Documents (including all principal, premium, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable or arising thereunder), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Company or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“First Lien Obligations” means all First Lien Debt and all other Obligations in respect thereof (including First Lien Hedging Obligations and First Lien Cash Management Obligations).

“First Lien Representative” means (1) in the case of the First Lien Notes, the First Lien Trustee, or (2) in the case of any other series of First Lien Debt, the trustee, agent or representative of the holders of such series of First Lien Debt who (A) is appointed as a First Lien Representative of such series of First Lien Debt (for purposes related to the administration of the applicable First Lien Collateral Documents) pursuant to the indenture, credit agreement or other agreement governing such series of First Lien Debt, together with its successors in such capacity, and (B) has executed and delivered an Additional Secured Debt Designation and a joinder to the Collateral Agency Agreement.

“First Lien Secured Party” means each holder of a First Lien Obligation, including each First Lien Representative, the First Lien Trustee and the First Lien Collateral Agent.

“First Lien Supplemental Indentures” has the meaning assigned to such term in the Preamble above.

“First Lien Trustee” has the meaning assigned to such term in the Preamble above.

“Governmental Authority” means the government of the United States or any other nation, or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Grantors” means the Company and each other subsidiary of the Company that shall have granted any Lien in favor of any of the First Lien Collateral Agent and the Junior Lien Collateral Agent on any of its assets or properties to secure any of the Secured Obligations.

“Guarantee” means a guarantee of the First Lien Notes Obligations or Junior Lien Notes Obligations, as applicable, granted pursuant to the provisions of the First Lien Indenture and the Junior Lien Indenture, respectively.

“Guarantor” means each Person that provides a Guarantee, together with its successors and assigns, until the Guarantee of such Person has been released in accordance with the provisions of the First Lien Indenture or the Junior Lien Indenture, as applicable.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in interest rates, or to otherwise reduce the cost of borrowing of such Person or any of such Restricted Subsidiaries, with respect to Indebtedness Incurred;

(2) foreign exchange contracts and currency protection agreements designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in currency exchanges rates;

(3) any commodity futures contract, commodity swap, commodity option, commodity forward sale or other similar agreement or arrangement designed to protect against, or manage exposure to, fluctuations in the price of commodities used by that Person or any of its Restricted Subsidiaries at the time; and

(4) other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against, or manage exposure to, fluctuations in interest rates, commodity prices or currency exchange rates.

“Insolvency or Liquidation Proceeding” means: (a) any voluntary or involuntary case or proceeding under any bankruptcy law with respect to any Grantor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Grantor or with respect to any of its assets, (c) any liquidation, dissolution, reorganization or winding up of any Grantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy (other than any liquidation, dissolution, reorganization or winding up of any Subsidiary of the Company permitted by the First Lien

Documents), (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Grantor or (e) any other proceeding of any type or nature in which substantially all claims of creditors of any Grantor are determined and any payment or distribution is or may be made on account of such claims.

“Junior Lien” means a Lien granted by a Junior Lien Document to the Junior Lien Collateral Agent, at any time, upon any Collateral by any Grantor to secure Junior Lien Obligations.

“Junior Lien Assumption Supplemental Indenture” has the meaning assigned to such term in the Preamble above.

“Junior Lien Base Indenture” has the meaning assigned to such term in the Preamble above.

“Junior Lien Collateral” means all Collateral and any other assets of any Grantor now or at any time hereafter subject to Liens which secure, but only to the extent securing, any Junior Lien Obligations.

“Junior Lien Collateral Agent” means the collateral agent or agents or other representative of lenders or holders of Junior Lien Obligations designated pursuant to the terms of the Junior Lien Documents and this Agreement, in each case, together with its successors and assigns. Initially, the Junior Lien Collateral Agent will be Wilmington Trust, National Association.

“Junior Lien Collateral Documents” means, collectively, each Assignment, Mortgage, Pledge Agreement and Security Agreement, this Agreement, any future collateral agency or intercreditor agreement, control agreements and each other instrument creating a Lien or Liens in favor of the Junior Lien Collateral Agent as required by the Junior Lien Documents or this Agreement, in each case, as the same may be in effect from time to time.

“Junior Lien Debt” means (a) the Junior Lien Notes and (b) any other Indebtedness secured by a Lien that is junior in priority to First Lien Debt that is permitted to be incurred and so secured under the Junior Lien Indenture; provided that:

(1) such Indebtedness does not mature and does not have any mandatory or scheduled payments or sinking fund obligations prior to the date that is 91 days after the maturity date of the First Lien Notes;

(2) on or before the date on which such Indebtedness is incurred by the Company or any Guarantor, the Company shall deliver to each First Lien Representative and Junior Lien Representative complete copies of each applicable Junior Lien Document (which shall provide that each secured party with respect to such Indebtedness shall be subject to and bound by this Agreement), along with an Officers’ Certificate identifying the obligations constituting Junior Lien Obligations;

(3) on or before the date on which any such Indebtedness is incurred by the Company or any Guarantor, such Indebtedness is designated by the Company, in an Officers’ Certificate delivered to each Junior Lien Representative and Junior Lien Collateral Agent as “Junior Lien Debt,” and such Officers’ Certificate also certifies that such Indebtedness is permitted and with respect to any other requirements set forth in this Agreement;

(4) a Junior Lien Representative is designated with respect to such Indebtedness and executes and delivers an Additional Secured Debt Designation on behalf of itself and all holders of such Indebtedness;

(5) such Indebtedness shall not be an obligation of any person other than the Company or any Guarantor;

(6) such Indebtedness is not secured by a Lien on any collateral other than collateral securing First Lien Obligations;

(7) such Indebtedness does not provide for “cross-default” (as opposed to “cross-acceleration”) provisions to the First Lien Obligations; and

(8) the definitive documents for such Indebtedness do not have any term, covenant or default or event of default provisions that are more restrictive than the terms, covenants and default and event of default provisions with respect to the First Lien Obligations (other than any more restrictive provisions with respect to additional Junior Lien Debt) and do not contain any financial maintenance covenant.

“Junior Lien Documents” means, collectively, the Junior Lien Note Documents and any other indenture, credit agreement or other agreement or instrument pursuant to which Junior Lien Debt is incurred and the documents pursuant to which Junior Lien Obligations are granted.

“Junior Lien Escrow Issuer” has the meaning assigned to such term in the Preamble above.

“Junior Lien Facility” means the indebtedness under the Junior Lien Indenture and any Additional Junior Lien Facility.

“Junior Lien Guarantee Supplemental Indenture” has the meaning assigned to such term in the Preamble above.

“Junior Lien Indenture” has the meaning assigned to such term in the Preamble above.

“Junior Lien Notes” has the meaning assigned to such term in the Preamble above.

“Junior Lien Note Documents” means the Junior Lien Indenture, the Junior Lien Notes, the Junior Lien Collateral Documents, the Guarantees and any agreement, instrument or other document evidencing or governing any Junior Lien Notes Obligations.

“Junior Lien Notes Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Company or any Guarantor arising under the Junior Lien Indenture, the Junior Lien Notes, the Guarantees or the Junior Lien Collateral Documents (including all principal, premium, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable or arising thereunder), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Company or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Junior Lien Obligations” means Junior Lien Debt and all other Obligations in respect thereof.

“Junior Lien Purchasers” has the meaning assigned to such term in Section 3.06(a).

“Junior Lien Representative” means, in the case of the Junior Lien Notes, the Junior Lien Trustee, and in the case of any other series of Junior Lien Debt, the trustee, agent or representative of the holders of such series of Junior Lien Debt who is appointed as a representative of the Junior Lien Debt (for purposes related to the administration of the Junior Lien Collateral Documents) pursuant to the indenture, credit agreement or other agreement governing such series of Junior Lien Debt, in each case together with its successors in such capacity.

“Junior Lien Secured Party” means each holder of a Junior Lien Obligation, including the Junior Lien Trustee, each Junior Lien Representative and the Junior Lien Collateral Agent.

“Junior Lien Supplemental Indentures” has the meaning assigned to such term in the Preamble above.

“Junior Lien Trustee” has the meaning assigned to such term in the Preamble above.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“Obligations” means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalty, fee, charge, expense, indemnification, reimbursement obligation, damages, guarantee and other liability or amount payable under the documentation governing any indebtedness or in respect thereto.

“Officers’ Certificate” means a certificate signed on behalf of any Person by two officers and/or directors, one of whom must be a Financial Officer of such Person.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, cash, securities, accounts and contract rights.

“Purchase Notice” has the meaning assigned to such term in Section 3.06(a).

“Replaces” means, (a) in respect of any agreement with reference to any First Lien Document or First Lien Obligation, that such agreement refunds, refinances or replaces such First Lien Document or First Lien Obligation in whole (in a transaction that is in compliance with Section 4.04(a)) and that all commitments thereunder are terminated, or, to the extent permitted by the terms of the First Lien Document or First Lien Obligation, in part and (b) in respect of any agreement with reference to any Junior Lien Document or Junior Lien Obligation, that such agreement refunds, refinances or replaces such Junior Lien Document or Junior Lien Obligation in whole (in a transaction that is in compliance with Section 4.04(a)) and that all commitments thereunder are terminated, or, to the extent permitted by the terms of such Junior Lien Document or Junior Lien Obligation, in part. “Replace,” “Replaced,” “Replacing” and “Replacement” shall have correlative meanings.

“Required First Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all First Lien Debt then outstanding. For purposes of this definition, First Lien Debt registered in the name of, or beneficially owned by, the Company or any Affiliate of the Company will be deemed not to be outstanding.

“Section 363 Event” has the meaning assigned to such term in Section 4.02(d).

“Section 363 Notice” has the meaning assigned to such term in Section 4.02(d).

“Section 363 Objections” has the meaning assigned to such term in Section 4.02(d).

“Secured Debt Documents” means the First Lien Documents and the Junior Lien Documents.

“Secured Debt Representative” means the First Lien Collateral Agent, the Junior Lien Collateral Agent and such other representatives that become a party hereto from time to time through execution and delivery of an Additional Secured Debt Designation.

“Secured Obligations” means the First Lien Obligations and the Junior Lien Obligations.

“Secured Parties” means the First Lien Secured Parties and the Junior Lien Secured Parties.

“subsidiary” means, with respect to any specified Person:

(a) any corporation, limited liability company, association or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, limited liability company, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person (or a combination thereof);

(b) any partnership of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof), whether in the form of general, special or limited partnership interests or otherwise, or (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity; and

(c) any corporation, limited liability company, association or other business entity not referred to in clause (a) or (b) above the management of which is controlled, directly or indirectly, by such Person and the accounts of which would be consolidated with those of such Person in its consolidated financial statements in accordance with GAAP.

For the avoidance of doubt, as of the issue date of the First Lien Notes and the Junior Lien Notes, Pacific International Drilling West Africa Ltd. (Nigeria) and Pacific Drillship Nigeria Limited (BVI) shall be subsidiaries of the Company.

“Superpriority Debt” means up to $50 million of First Lien Debt with payment priority pursuant to the Collateral Agency Agreement.

“Standstill Period” has the meaning assigned to such term in Section 3.02(a).

“Uniform Commercial Code” means the Uniform Commercial Code as in effect in any applicable jurisdiction from time to time.

ARTICLE II

LIEN PRIORITIES

Section 2.01 Relative Priorities.

(a) The grant of the First Liens pursuant to the First Lien Documents and the grant of the Junior Liens pursuant to the Junior Lien Documents create two separate and distinct Liens on the Collateral.

(b) Notwithstanding anything to the contrary contained in this Agreement, the First Lien Documents, the Junior Lien Documents or any other agreement or instrument to the contrary, or any other circumstance whatsoever, including a circumstance that might be a defense available to, or a discharge of, a Grantor in respect of a First Lien Obligation or a Junior Lien Obligation or holder of such obligation and irrespective of ;

(i) how a Lien was acquired (whether by grant, possession, statute, operation of law, subrogation, or otherwise);

(ii) the time, manner, order of grant, attachment or perfection of a Lien;

(iii) any conflicting provision of the New York UCC or other applicable law;

(iv) any defect in, or non-perfection, setting aside or avoidance of, a Lien or a First Lien Document or a Junior Lien Document;

(v) the modification of a First Lien Document, a Junior Lien Document, a First Lien Obligation or a Junior Lien Obligation;

(vi) the exchange of any security interest in any Collateral for a security interest in other Collateral;

(vii) the commencement of an Insolvency or Liquidation Proceeding; or

(viii) the subordination of a Lien on Collateral securing a First Lien Obligation to a Lien securing another obligation of the Company or other Person that is permitted under the First Lien Documents as in effect on the date hereof or securing a DIP Financing or the subordination of a Lien on Collateral securing a Junior Lien Obligation to a Lien securing another obligation of the Company or any other Person (other than a First Lien Obligation) that is permitted under the Junior Lien Documents as in effect on the date hereof;

the Junior Lien Collateral Agent, on behalf of itself and the other Junior Lien Secured Parties, hereby agrees that (A) any First Lien on any Collateral now or hereafter held by or for the benefit of any First Lien Secured Party shall be senior in right, priority, operation, effect and all other respects to any and all Junior Liens on any Collateral, in any case, subject to the First Lien Cap as provided herein and (B) any Junior Lien on any Collateral now or hereafter held by or for the benefit of any Junior Lien Secured Party shall be junior and subordinate in right, priority, operation, effect and all other respects to any and all First Liens on any Collateral, in any case, subject to the First Lien Cap as provided herein.

(c) It is acknowledged that, subject to the First Lien Cap, (i) the aggregate amount of the First Lien Obligations may be increased from time to time pursuant to the terms of the First Lien Documents, (ii) a portion of the First Lien Obligations may consist of indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, and (iii) (A) the First Lien Documents may be replaced, restated, supplemented, restructured or otherwise amended or modified from time to time and (B) the First Lien Obligations may be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, and Additional First Lien Obligations or Additional Junior Lien Obligations may be incurred, in the case of the foregoing (A) and (B) all without affecting the subordination of the Junior Liens hereunder or the provisions of this Agreement defining the relative rights of the First Lien Secured Parties and the Junior Lien Secured Parties. The lien priorities provided for herein shall not be altered or otherwise affected by any amendment, modification, supplement, extension, increase, renewal, restatement or replacement of either the First Lien Obligations (or any part thereof) or the Junior Lien Obligations (or any part thereof), by the release of any Collateral or of any guarantee for any First Lien Obligation or by any action that any Secured Debt Representative or Secured Party may take or fail to take in respect of any Collateral.

Section 2.02 Prohibition on Contesting Liens, Marshalling, Etc. Until the Discharge of First Lien Obligations (other than Excess First Lien Obligations), neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party will assert, and each of the Junior Lien Collateral Agent and any other Junior Lien Secured Party hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or claim the benefit of any marshalling, appraisal, valuation, or other similar right that may be available to a junior secured creditor with respect to the Collateral or any similar rights a junior secured creditor may have under applicable law.

Section 2.03 No New Liens. The parties hereto agree that, so long as the Discharge of First Lien Obligations (other than Excess First Lien Obligations) has not occurred, none of the Grantors shall, nor shall any Grantor permit any of its subsidiaries to, grant or permit any additional Liens, or take any action to perfect any additional Liens, on any asset of a Grantor to secure:

(a) any Junior Lien Obligation unless it has also granted or substantially contemporaneously grants (or offers to grant) a Lien on such asset of such Grantor in favor of the First Lien Collateral Agent to secure the First Lien Obligations and has taken all actions required to perfect such Liens; provided, however, that the refusal or inability of the First Lien Collateral Agent to accept such Lien will not prevent the Junior Lien Collateral Agent from taking the Lien; or

(b) any First Lien Obligation (other than Liens on any assets listed under clause (iii), (iv)(C) or (viii) in the definition of “Excluded Property” securing any Superpriority Debt permitted under the First Lien Indenture) unless it has granted or substantially contemporaneously grants (or offers to grant) a Lien on such asset of such Grantor in favor of the Junior Lien Collateral Agent to secure the Junior Lien Obligations and has taken all actions required to perfect such Liens; provided, however, that the refusal or inability of the Junior Lien Collateral Agent to accept such Lien will not prevent the First Lien Collateral Agent from taking the Lien; with each such Lien as described in this Section 2.03 to be subject to the provisions of this Agreement. To the extent that the foregoing provisions are not complied with for any reason, without limiting any other right or remedy available to the First Lien Collateral Agent and/or the other First Lien Secured Parties, the Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, agrees that any amounts received by or distributed to any Junior Lien Secured Party pursuant to or as a result of any Lien granted in contravention of this Section 2.03 shall be subject to Section 3.05(b).

Section 2.04 Similar Collateral and Agreements. The parties hereto acknowledge and agree that it is their intention that the First Lien Collateral and the Junior Lien Collateral be identical (other than Liens on any assets listed under clause (iii), (iv)(C) or (viii) in the definition of “Excluded Property”

securing any Superpriority Debt permitted under the First Lien Indenture, each as provided in Section 2.03(b)). In furtherance of the foregoing, the parties hereto agree:

(a) to cooperate in good faith in order to determine, upon any reasonable request by the First Lien Collateral Agent or the Junior Lien Collateral Agent, the specific assets included in the First Lien Collateral and the Junior Lien Collateral, the steps taken to perfect the First Liens and the Junior Liens thereon and the identity of the respective parties obligated under the First Lien Documents and the Junior Lien Documents in respect of the First Lien Obligations and the Junior Lien Obligations, respectively;

(b) that the Junior Lien Collateral Documents creating Liens on the Junior Lien Collateral shall be in all material respects the same forms of documents as the respective First Lien Collateral Documents creating Liens on the First Lien Collateral, other than (i) with respect to the priority nature of the Liens created thereunder in such Collateral, (ii) such other modifications to such Junior Lien Collateral Documents which are less restrictive than the corresponding First Lien Collateral Documents and (iii) provisions in the Junior Lien Collateral Documents which are solely applicable to the rights and duties of the Junior Lien Collateral Agent;

(c) that at no time shall there be any Grantor that is an obligor in respect of the Junior Lien Obligations that is not also an obligor in respect of the First Lien Obligations; and

(d) that at no time shall there be any Lien (whether perfected or not) on any property of any Grantor to secure the Junior Lien Obligations that is not also granted (and similarly perfected) to secure the First Lien Obligations.

Section 2.05 No Duties of First Lien Collateral Agent. The Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, acknowledges and agrees that neither the First Lien Collateral Agent nor any other First Lien Secured Party shall have any duties or other obligations to any such Junior Lien Secured Party with respect to any Collateral, other than to transfer to the Junior Lien Collateral Agent any remaining Collateral and any proceeds of the sale or other Disposition of any such Collateral remaining in its possession following the associated Discharge of First Lien Obligations (other than Excess First Lien Obligations), in each case, without representation or warranty on the part of the First Lien Collateral Agent or any First Lien Secured Party. In furtherance of the foregoing, each Junior Lien Secured Party acknowledges and agrees that until the Discharge of First Lien Obligations (other than Excess First Lien Obligations and subject to the terms of Section 3.02, including the rights of the Junior Lien Secured Parties following the expiration of any applicable Standstill Period), the First Lien Collateral Agent shall be entitled, for the benefit of the First Lien Secured Parties, to sell, transfer or otherwise Dispose of or deal with such Collateral, as provided herein and in the First Lien Documents, without regard to any Junior Lien therein granted to the Junior Lien Secured Parties or any right to which the Junior Lien Collateral Agent or any Junior Lien Secured Party would otherwise be entitled as a result of such Junior Lien. Without limiting the foregoing, the Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, agrees that neither the First Lien Collateral Agent nor any other First Lien Secured Party shall have any duty or obligation first to marshal or realize upon the Collateral, or to sell, Dispose of or otherwise liquidate all or any portion of such Collateral, in any manner that would maximize the return to the Junior Lien Secured Parties, notwithstanding that the order and timing of any such realization, sale, Disposition or liquidation may affect the amount of proceeds actually received by the Junior Lien Secured Parties from such realization, sale, Disposition or liquidation. The Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, hereby waives any claim any Junior Lien Secured Party may now or hereafter have against the First Lien Collateral Agent or any other First Lien Secured Party arising out of any action that the First Lien Collateral Agent or any other First Lien Secured Party takes or omits to take (including actions with respect to (i) the creation, perfection or continuation of Liens on any Collateral, (ii) the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any Collateral, (iii) the maintenance and preservation of any Collateral and (iv) the collection of any claim for all or any part of the First Lien Obligations from any account debtor, guarantor or any other party) in accordance with this Agreement and the First Lien Documents or the valuation, use, protection or release of any security for the First Lien Obligations.

Section 2.06 No Duties of Junior Lien Collateral Agent. The First Lien Collateral Agent, for itself and on behalf of each First Lien Secured Party, acknowledges and agrees that neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party shall have any duty or other obligation to such First Lien Secured Party with respect to any Collateral, except as expressly set forth in this Agreement.

ARTICLE III

ENFORCEMENT RIGHTS; PURCHASE OPTION

Section 3.01 Limitation on Enforcement Action. Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), the Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, hereby agrees that, subject to Section 3.05(b) and Section 4.07, neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party shall commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, the Collateral under any Junior Lien Document, applicable law or otherwise (including but not limited to any right of setoff), it being agreed that only the First Lien Collateral Agent, acting in accordance with the applicable First Lien Documents, shall have the exclusive right (and whether or not any Insolvency or Liquidation Proceeding has been commenced) to take any such action or exercise any such remedy, in each case, without any consultation with, or the consent of, the Junior Lien Collateral Agent or any other Junior Lien Secured Party. In exercising rights and remedies with respect to the Collateral, the First Lien Collateral Agent and the other First Lien Secured Parties may enforce the provisions of the First Lien Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in their sole discretion and regardless of whether such exercise and enforcement is adverse to the interest of any Junior Lien Secured Party. Such exercise and enforcement shall include the rights of an agent appointed by them to Dispose of any Collateral upon foreclosure, to incur expenses in connection with any such Disposition and to exercise all the rights and remedies of a secured creditor under the Uniform Commercial Code, the Bankruptcy Code or any other Bankruptcy Law. Without limiting the generality of the foregoing, the First Lien Collateral Agent will have the exclusive right to deal with that portion of the Collateral consisting of deposit accounts, commodity accounts and securities accounts (collectively “Accounts”), including exercising rights under control agreements with respect to such Accounts. The Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, hereby acknowledges and agrees that no covenant, agreement or restriction contained in any Junior Lien Security Document or any other Junior Lien Document shall be deemed to restrict in any way the rights and remedies of the First Lien Collateral Agent or the other First Lien Secured Parties with respect to the Collateral as set forth in this Agreement. Notwithstanding the foregoing, subject to Section 3.05, the Junior Lien Collateral Agent may, but will have no obligation to, on behalf of the Junior Lien Secured Parties, take all such actions (not adverse to the First Liens or the rights of the First Lien Collateral Agent and the First Lien Secured Parties) it deems necessary to perfect or continue the perfection of the Junior Liens in the Collateral or to create, preserve or protect (but not enforce) the Junior Liens in the Collateral. Nothing herein shall limit the right or ability of the Junior Lien Secured Parties to (i) purchase (by credit bid or otherwise) all or any portion of the Collateral in connection with any enforcement of remedies by the First Lien Collateral Agent so long as the First Lien Secured Parties receive payment in full in cash of all First

Lien Obligations (other than Excess First Lien Obligations) after giving effect thereto or (ii) file a proof of claim with respect to the Junior Lien Obligations.

Section 3.02 Standstill Periods; Permitted Enforcement Action.

(a) Notwithstanding the foregoing Section 3.01 and prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), both before and during an Insolvency or Liquidation Proceeding, after a period of 180 days has elapsed (which period will be tolled during any period in which the First Lien Collateral Agent is not entitled, on behalf of the First Lien Secured Parties, to enforce or exercise any right or remedy with respect to any Collateral as a result of (i) any injunction issued by a court of competent jurisdiction or (ii) the automatic stay or any other stay or prohibition in any Insolvency or Liquidation Proceeding) since the date on which the Junior Lien Collateral Agent has delivered to the First Lien Collateral Agent written notice of the acceleration of any Junior Lien Debt (the “Standstill Period”), the Junior Lien Collateral Agent and the other Junior Lien Secured Parties may enforce or exercise any right or remedy with respect to any Collateral; provided, however, that notwithstanding the expiration of the Standstill Period or anything herein or in the Junior Lien Documents to the contrary, in no event may the Junior Lien Representative or any other Junior Lien Secured Party enforce or exercise any right or remedy with respect to any Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding, if the First Lien Collateral Agent, on behalf of the First Lien Secured Parties, or any other First Lien Secured Party, shall have commenced, and shall be diligently pursuing (or shall have sought or requested relief from, or modification of, the automatic stay or any other stay or prohibition in any Insolvency or Liquidation Proceeding to enable the commencement and pursuit thereof), the enforcement or exercise of any right or remedy with respect the Collateral or any such action or proceeding (prompt written notice thereof to be given to the Junior Lien Representatives by the First Lien Collateral Agent); provided, further, that, at any time after the expiration of the Standstill Period, if neither the First Lien Collateral Agent nor any other First Lien Secured Party shall have commenced and be diligently pursuing (or shall have sought or requested relief from, or modification of, the automatic stay or any other stay or prohibition in any Insolvency or Liquidation Proceeding to enable the commencement and pursuit thereof) the enforcement or exercise of any right or remedy with respect to any material portion of the Collateral or any such action or proceeding, and the Junior Lien Collateral Agent shall have commenced the enforcement or exercise of any right or remedy with respect to any material portion of the Collateral or any such action or proceeding, then for so long as the Junior Lien Collateral Agent is diligently pursuing such rights or remedies, neither any First Lien Secured Party nor the First Lien Collateral Agent shall take any action of a similar nature (other than a joinder in connection with such action or proceeding as may reasonably be considered necessary to preserve the rights of the First Lien Secured Parties therein) with respect to such Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding.

(b) Notwithstanding anything to the contrary in this ARTICLE III or in any other provision of this Agreement, the Junior Lien Collateral Agent may:

(i) if an Insolvency or Liquidation Proceeding has been commenced by or against any Grantor, file a claim or statement of interest with respect to the Junior Lien Debt;

(ii) take any action (not adverse to the priority status of the Liens on the Collateral securing the First Lien Debt, or the rights of the First Lien Collateral Agent or any other First Lien Secured Party to undertake enforcement actions with respect to the Collateral or otherwise) in order to create or perfect its Lien in the Collateral;

(iii) file any necessary responsive or defensive pleading in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the Junior Lien Secured Parties, including any claims secured by the Collateral, if any;

(iv) file any pleading, objection, motion or agreement which asserts rights or interests available to, or exercises rights as (to the extent not prohibited by Section 4.07), unsecured creditors of the Grantors arising under any Insolvency or Liquidation Proceeding or applicable non-bankruptcy law, in each case not inconsistent with the terms of this Agreement;

(v) vote on any plan of reorganization and make any filing (including proofs of claim) and argument and motion that is, in each case, not in contravention of the provisions of this Agreement, with respect to the Junior Lien Debt and the Collateral;

(vi) seek to enforce any of the terms of the Junior Lien Documents to the extent not expressly prohibited by the other provisions of this Agreement;

(vii) join (but not exercise any control with respect to) any judicial foreclosure proceeding or other judicial Lien enforcement proceeding with respect to the Collateral initiated by the First Lien Collateral Agent (or any First Lien Secured Party) to the extent that any such action could not reasonably be expected, in any material respect, to restrain, hinder, limit, delay for any material period or otherwise interfere with an enforcement action by the First Lien Collateral Agent (it being understood that neither the Junior Lien Collateral Agent nor any Junior Lien Secured Party shall be entitled to receive any proceeds of any Collateral unless otherwise expressly permitted herein);

(viii) bid for or purchase any Collateral at any public, private or judicial foreclosure upon such Collateral initiated by the First Lien Collateral Agent or any First Lien Secured Party, or any sale of such Collateral during an Insolvency or Liquidation Proceeding; provided, however, that such bid may only include a “credit bid” in respect of any Junior Lien Debt to the extent that, and so long as, the First Lien Secured Parties receive payment in full in cash of all First Lien Obligations (other than Excess First Lien Obligations) after giving effect thereto; and

(ix) take or otherwise exercise any enforcement action after the expiration of the Standstill Period to the extent specifically permitted in the second proviso to Section 3.02(a) or with the written consent of the First Lien Collateral Agent or as required by a court of competent jurisdiction.

Section 3.03 Insurance.

(a) Unless and until the Discharge of First Lien Obligations (other than Excess First Lien Obligations) has occurred (but subject to the terms of Section 3.02, including the rights of the Junior Lien Secured Parties following expiration of any applicable Standstill Period), the First Lien Collateral Agent shall have the sole and exclusive right, subject to the rights of the Grantors under the First Lien Documents, to adjust and settle claims in respect of Collateral under any insurance policy in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral. Unless and until the Discharge of First Lien Obligations (other than Excess First Lien Obligations) has occurred, and subject to the rights of the Grantors under the First Lien Documents, all proceeds of any such policy and any such award (or any payment with respect to a deed in lieu of condemnation) in respect of the Collateral shall be paid to the First Lien Collateral Agent pursuant to the terms of the First Lien Documents (including for purposes of cash collateralization of letters of credit). If the Junior Lien Collateral Agent or any Junior Lien Secured Party shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in contravention of the foregoing, it shall pay such proceeds over to the First Lien Collateral Agent in accordance with the terms of this Agreement. In addition, if by virtue of being named as an additional insured or loss payee of any insurance policy of any Grantor covering any of the Collateral, the Junior Lien Collateral Agent or any other Junior Lien Secured Party has the right to adjust or settle any claim under any such insurance policy, then unless and until the Discharge of First Lien Obligations (other than Excess First Lien Obligations) has occurred, the Junior Lien Collateral Agent or any such Junior Lien Secured Party shall follow the instructions of the First Lien Collateral Agent or of the Grantors under the First Lien Documents to the extent the First Lien Documents grant such Grantors the right to adjust or settle such claims, with respect to such adjustment or settlement (subject to the terms of Section 3.02, including the rights of the Junior Lien Secured Parties following expiration of any applicable Standstill Period).

(b) Following the Discharge of First Lien Obligations (other than Excess First Lien Obligations) but prior to the Discharge of Junior Lien Obligations, the Junior Lien Collateral Agent shall have the sole and exclusive right, subject to the rights of the Grantors under the Junior Lien Documents, to adjust and settle claims in respect of Collateral under any insurance policy in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral. Unless and until the Discharge of Junior Lien Obligations has occurred, and subject to the rights of the Grantors under the Junior Lien Documents, all proceeds of any such policy and any such award (or any payment with respect to a deed in lieu of condemnation) in respect of the Collateral shall be paid to the Junior Lien Collateral Agent pursuant to the terms of the Junior Lien Documents and, after the Discharge of Junior Lien Obligations has occurred, to the owner of the subject property, to such other person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct.

Section 3.04 Notification of Release of Collateral. The Company shall give prompt written notice to each of the First Lien Collateral Agent, the Junior Lien Collateral Agent and the other Secured Debt Representatives of the Disposition of, and release of the Lien on, any Collateral. Such notice shall describe in reasonable detail the subject Collateral, the parties involved in such Disposition or release, the place, time, manner and method thereof and the consideration, if any, received therefor; provided, however, that the failure to give any such notice shall not in and of itself in any way impair the effectiveness of any such Disposition or release.

Section 3.05 No Interference; Payment Over.

(a) No Interference. The Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, agrees that, whether or not an Insolvency or Liquidation Proceeding has been commenced, each Junior Lien Secured Party:

(i) will not take or cause to be taken any action the purpose or effect of which is, or could be, to make any Junior Lien that such Junior Lien Secured Party has on the Collateral pari passu with, or to give such Junior Lien Secured Party any preference or priority relative to, any Lien that the First Lien Collateral Agent holds on behalf of the First Lien Secured Parties secured by any Collateral or any part thereof;

(ii) will not challenge or question in any proceeding the validity or enforceability of any First Lien Obligation or First Lien Document, or the validity, attachment, perfection or priority of any Lien held by the First Lien Collateral Agent on behalf of the First Lien Secured Parties, or the validity or enforceability of the priorities, rights or duties established by the provisions of this Agreement;

(iii) will not take or cause to be taken any action the purpose or effect of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any foreclosure or enforcement action or exercise of rights and remedies related to the sale, transfer or other Disposition of the Collateral by any First Lien Secured Party or the First Lien Collateral Agent acting on their behalf in an enforcement action;

(iv) will have no right to (A) direct the First Lien Collateral Agent or any other First Lien Secured Party to exercise any right, remedy or power with respect to any Collateral or (B) consent to the exercise by the First Lien Collateral Agent or any other First Lien Secured Party of any right, remedy or power with respect to any Collateral;

(v) will not institute any suit or assert in any suit or in any Insolvency or Liquidation Proceeding, any claim against the First Lien Collateral Agent or other First Lien Secured Party seeking damages from, or seeking other relief by way of specific performance, instructions or otherwise with respect to, and neither the First Lien Collateral Agent nor any other First Lien Secured Party will be liable for, any action taken or omitted to be taken by the First Lien Collateral Agent or other First Lien Secured Party with respect to any First Lien Collateral;

(vi) will not seek, and hereby waives, any right to have any Collateral or any part thereof marshalled upon any foreclosure or other Disposition of such Collateral;

(vii) will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of this Agreement;

(viii) will not object to, and hereby waives any right to object to, forbearance by the First Lien Collateral Agent or any First Lien Secured Party; and

(ix) will not assert, and hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or claim the benefit of any marshalling, appraisal, valuation or other similar right that may be available under applicable law with respect to the Collateral or any similar right a junior secured creditor may have under applicable law.

(b) Payment Over. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, hereby agrees that if any Junior Lien Secured Party obtains possession of any Collateral or realizes any proceeds or payment in respect of any Collateral, pursuant to the exercise of remedies with respect to any of the Collateral under any Collateral Document or by the exercise of any right available to it under applicable law or in any Insolvency or Liquidation Proceeding, to the extent permitted hereunder, at any time prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations) that are secured, or intended to be secured, by such Collateral, then it will hold such Collateral, proceeds or payment in trust for the First Lien Collateral Agent and the other First Lien Secured Parties and transfer such Collateral, proceeds or payment, as the case may be, to the First Lien Collateral Agent as promptly as practicable. Furthermore, the Junior Lien Collateral Agent shall, at the Grantors’ expense, promptly send written notice to the First Lien Collateral Agent upon receipt of such Collateral, proceeds or payment by any Junior Lien Secured Party and within five days after receipt by the First Lien Collateral Agent of such written notice, shall deliver such Collateral, proceeds or payment to the First Lien Collateral Agent in the same form as received, with any necessary endorsement, or as a court of competent jurisdiction may otherwise direct. The First Lien Collateral Agent is hereby authorized to make any such endorsement as agent for the Junior Lien Collateral Agent or any other Junior Lien Secured Party. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that if, at any time, it or any other Junior Lien Secured Party obtains written notice that all or part of any payment with respect to any First Lien Obligation not constituting Excess

First Lien Obligations previously made shall be rescinded for any reason whatsoever, it will promptly pay over to the First Lien Collateral Agent any payment received by it or such other Junior Lien Secured Party and then in or its or such other Junior Lien Secured Party’s possession or under its or such other Junior Lien Secured Party’s direct control in respect of any such First Lien Collateral and shall promptly turn any such Collateral then held by it or such other Junior Lien Secured Party over to the First Lien Collateral Agent, and the provisions set forth in this Agreement will be reinstated as if such payment had not been made, until the Discharge of First Lien Obligations (other than Excess First Lien Obligations). All Junior Liens will remain attached to, and enforceable against, all proceeds so held or remitted, subject to the priorities set forth in this Agreement. Anything contained herein to the contrary notwithstanding, this Section 3.05(b) shall not apply to any proceeds of Collateral realized in a transaction not prohibited by the First Lien Documents and as to which the possession or receipt thereof by the Junior Lien Collateral Agent or any other Junior Lien Secured Party is otherwise permitted by the First Lien Documents. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, hereby appoints the First Lien Collateral Agent, and any officer or agent of the First Lien Collateral Agent, with full power of substitution, the attorney-in-fact of each Junior Lien Secured Party for the limited purpose of carrying out the provisions of this Section 3.05(b) and taking any action and executing any instrument that the First Lien Collateral Agent may deem necessary or advisable to accomplish the purposes of this Section 3.05(b), which appointment is irrevocable and coupled with an interest.

Section 3.06 Purchase Option.

(a) Notwithstanding anything in this Agreement to the contrary, on or at any time after (i) the commencement of an Insolvency or Liquidation Proceeding, (ii) the acceleration of the First Lien Obligations, (iii) the exercise or undertaking of any right of set-off in respect of any Collateral by any First Lien Secured Party under any First Lien Document, (iv) the 60th day after any event of default based on non-payment of principal under any First Lien Document that has not been waived by the applicable First Lien Secured Parties or (v) the delivery of any Section 363 Notice or the occurrence of any Section 363 Event, each of the holders of the Junior Lien Debt and each of their respective designated Affiliates (the “Junior Lien Purchasers”) will have the several right, at their respective sole option, election and expense (but will not be obligated), within 60 days following any such event set forth in clauses (i) through (v) above and upon prior written notice (the “Purchase Notice”) to applicable First Lien Representative, to purchase from the First Lien Secured Parties (A) all (but not less than all) First Lien Obligations (including unfunded commitments) and (B) if applicable, all loans and letters of credit (and related obligations, including interest, fees and expenses) provided by any of the First Lien Secured Parties in connection with a DIP Financing that are outstanding on the date of such purchase. Promptly following the receipt of such notice, the holder of First Lien Obligations will deliver to the Junior Lien Purchasers a statement of the amount of First Lien Debt, other First Lien Obligations (including unfunded commitments) and DIP Financing (including letters of credit, interest, fees, expenses and other obligations in respect of such DIP Financing) provided by such holders of the First Lien Obligations, if any, then outstanding and the amount of the cash collateral requested to be delivered pursuant to Section 3.06(b)(ii) below. The right to purchase provided for in this Section 3.06 will expire unless, within 10 Business Days after the receipt by the Junior Lien Purchasers of such statement from the applicable holders of First Lien Obligations, the Junior Lien Purchasers deliver to such holders of First Lien Obligations an irrevocable commitment to purchase (A) all (but not less than all) of the First Lien Obligations (including unfunded commitments) and (B) if applicable, all loans and letters of credit (and related obligations, including interest, fees and expenses) provided by any of the holders of First Lien Obligations in connection with a DIP Financing and to otherwise complete such purchase on the terms set forth under this Section 3.06. Any such Purchase Notice shall (i) designate a purchase date, (ii) set forth the identities (including legal names) of each of the Junior Lien Purchasers together with their respective percentages of the First Lien Obligations, unfunded commitments and, if applicable, DIP Financing Obligations, to be purchased by such Persons, (iii) identify a replacement or successor First Lien

Collateral Agent that the First Lien Secured Parties (after giving effect to the purchase) appoint pursuant to the Collateral Agency Agreement, and (iv) state that such notice is deemed to be an irrevocable offer to the First Lien Secured Parties to purchase such First Lien Obligations on the terms set forth in this Agreement. The First Lien Secured Parties shall be entitled to rely in all respects upon the information set forth in the Purchase Notice, including the identities (and legal names) of the Junior Lien Purchasers.

(b) On the date specified by the Junior Lien Purchasers in such irrevocable commitment (which shall not be less than five Business Days, nor more than 20 Business Days after the receipt by the applicable holders of First Lien Obligations of such irrevocable commitment), the holders of First Lien Obligations shall sell to the Junior Lien Purchasers (i) all (but not less than all) First Lien Obligations (including unfunded commitments but other than any First Lien Obligations constituting Excess First Lien Obligations) and (ii) if applicable, all loans and letters of credit (and related obligations, including interest, fees and expenses) provided by any of the holders of First Lien Obligations in connection with a DIP Financing that are outstanding on the date of such sale, subject to any required approval of any Governmental Authority then in effect, if any, and only if on the date of such sale, the applicable holders of First Lien Obligations receive the following:

(i) Payment in full in cash, as the purchase price for all First Lien Obligations sold in such sale, of an amount equal to the full amount of (i) all First Lien Obligations (other than outstanding letters of credit as referred to in clause (ii) below) and (ii) if applicable, all loans and letters of credit (and related obligations, including interest, fees and expenses) provided by any of the holders of First Lien Obligations in connection with a DIP Financing then outstanding (including principal, interest, fees, reasonable attorneys’ fees and legal expenses, but excluding contingent indemnification obligations for which no claim or demand for payment has been made at or prior to such time); provided, however, that in the case of obligations in respect of Hedging Obligations that constitute First Lien Obligations, the Junior Lien Purchasers shall cause the applicable agreements governing such Hedging Obligations to be assigned and novated or, if such agreements have been terminated, such purchase price shall include an amount equal to the sum of any unpaid amounts then due in respect of such Hedging Obligations, calculated using the market quotation method and after giving effect to any netting arrangements;

(ii) a cash collateral deposit in such amount as the applicable First Lien Secured Parties that hold letters of credit determine is reasonably necessary to secure the payment of any outstanding letter of credit constituting First Lien Obligations that may become due and payable after such sale (but not in any event in an amount greater than 105% of the amount then reasonably estimated to be the aggregate outstanding amount of such letter of credit at such time), which cash collateral shall be (A) held by such applicable First Lien Secured Party as security solely to reimburse the issuers of such letter of credit that becomes due and payable after such sale and any fees and expenses incurred in connection with such letters of credit and (B) returned to the Junior Lien Purchasers (except as may otherwise be required by applicable law or any order of any court or other Governmental Authority) promptly after the expiration or termination from time to time of all payment contingencies affecting such letters of credit; and

(iii) any agreement, document or instrument which the applicable First Lien Secured Parties may reasonably request pursuant to which the Junior Lien Purchasers in such sale expressly assume and adopt all of the Obligations of the holders of the First Lien Obligations under the First Lien Documents and in connection with loans (and related obligations, including interest, fees and expenses) provided by any holder of First Lien Obligations in connection with a DIP Financing on and after the date of the purchase and sale and the Junior Lien Representative (or any other representative appointed by the holders of a majority in aggregate principal amount of the Junior Lien Obligations owned by the Junior Lien Purchasers) becomes a successor agent thereunder.

(c) Such purchase of the First Lien Obligations (including unfunded commitments) and any loan provided by any holder of First Lien Obligations in connection with a DIP Financing shall be made on a pro rata basis among the Junior Lien Purchasers giving notice to the applicable First Lien Representative of their interest to exercise the purchase option hereunder according to each such Junior Lien Purchaser’s portion of the Junior Lien Obligations outstanding on the date of purchase or such portion as such Junior Lien Purchasers may otherwise agree. Such purchase price and cash collateral shall be remitted by wire transfer in federal funds to such bank account of the applicable First Lien Secured Parties as the applicable First Lien Secured Parties may designate in writing to the Junior Lien Purchasers for such purpose. Interest shall be calculated to but excluding the Business Day on which such sale occurs if the amounts so paid by the Junior Lien Purchasers to the bank account designated by the First Lien Secured Parties are received in such bank account prior to 12:00 noon, New York City time, and interest shall be calculated to and including such Business Day if the amounts so paid by the Junior Lien Purchasers to the bank account designated by the applicable First Lien Secured Parties are received in such bank account later than 12:00 noon, New York City time.

(d) Such sale shall be expressly made without representation or warranty of any kind by the applicable First Lien Representative or any First Lien Secured Party as to the First Lien Obligations, the Collateral or otherwise and without recourse to the applicable First Lien Representative or any First Lien Secured Party, except that the applicable holders of First Lien Obligations shall represent and warrant severally as to the First Lien Obligations (including unfunded commitments) and any loan and letter of credit provided by any holder of First Lien Obligations in connection with a DIP Financing then owing to it that (i) such holders of the First Lien Obligations own such First Lien Obligations (including unfunded commitments) and any loan and letter of credit provided by any of the First Lien Secured Parties in connection with a DIP Financing and (ii) such holders of the First Lien Obligations have the necessary corporate or other governing authority to assign such interests.

(e) After such sale becomes effective, any outstanding letter of credit will remain enforceable against the issuers thereof and will remain secured by the First Liens upon the Collateral in accordance with the applicable provisions of the First Lien Collateral Documents as in effect at the time of such sale, and the issuers of letters of credit will remain entitled to the benefit of the First Liens upon the Collateral and sharing rights in the proceeds thereof in accordance with the provisions of the First Lien Collateral Documents as in effect at the time of such sale, as fully as if the sale of the First Lien Obligations had not been made, but only the Person or successor agent to whom the First Liens are transferred in such sale will have the right to foreclose upon or otherwise enforce the First Liens and only the Junior Lien Purchasers in the sale will have the right to direct such Person or successor as to matters relating to the foreclosure or other enforcement of the First Liens.

(f) Each Grantor irrevocably consents to any assignment effected to one or more Junior Lien Purchasers pursuant to this Section 3.06 (so long as they meet all eligibility standards contained in all relevant First Lien Documents, other than obtaining the consent of any Grantor to an assignment to the extent required by such First Lien Documents) for purposes of all First Lien Documents and hereby agrees that no further consent from such Grantor shall be required.

(g) Notwithstanding the foregoing, the First Lien Collateral Agent and the First Lien Secured Parties shall retain any and all rights with respect to indemnification, reimbursement and other similar contingent obligations under the Collateral Agency Agreement, the First Lien Documents or any agreement governing Hedging Obligations or Cash Management Obligations that are expressly stated to survive the termination of such applicable document, contract or agreement.

ARTICLE IV

OTHER AGREEMENTS

Section 4.01 Release of Liens; Automatic Release of Junior Liens.

(a) Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), the Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that, if the First Lien Collateral Agent or the requisite First Lien Secured Parties under the First Lien Documents release the First Lien on any Collateral, the Junior Lien on such Collateral shall terminate and be released automatically and without further action if (i) such release is permitted under the Junior Lien Documents, (ii) such release is effected in connection with the First Lien Collateral Agent’s foreclosure upon, or other exercise of rights or remedies with respect to, such Collateral, or (iii) such release is effected in connection with a sale or other Disposition of any Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the requisite First Lien Secured Parties under the First Lien Documents shall have consented to such sale or Disposition of such Collateral; provided, however, that, in the case of each of clauses (i), (ii) and (iii) above, the Junior Liens on such Collateral securing the Junior Lien Obligations shall remain in place (and shall remain subject and subordinate to all First Liens securing First Lien Obligations, subject to the First Lien Cap, and all Junior Liens securing Junior Lien Obligations) with respect to any proceeds of a sale, transfer or other Disposition of Collateral not paid to the First Lien Secured Parties or that remain after the Discharge of First Lien Obligations (other than Excess First Lien Obligations).

(b) The Junior Lien Collateral Agent agrees to execute and deliver (at the sole cost and expense of the Grantors) all such releases and other instruments as shall reasonably be requested by the First Lien Collateral Agent to evidence and confirm any release of Collateral provided for in this Section 4.01 and hereby appoints the First Lien Collateral Agent, and any officer or agent of the First Lien Collateral Agent, with full power of substitution, the attorney-in-fact of each Junior Lien Secured Party for the limited purpose of carrying out the provisions of this Section 4.01 and taking any action and executing any instrument that may be necessary or advisable to accomplish the purposes of this Section 4.01, which appointment is irrevocable and coupled with an interest.

Section 4.02 Certain Agreements With Respect to Insolvency or Liquidation Proceedings.

(a) The parties hereto acknowledge that this Agreement is a “subordination agreement” under Section 510(a) of the Bankruptcy Code and shall continue in full force and effect, notwithstanding the commencement of any Insolvency or Liquidation Proceeding by or against the Company or any other Grantor or any of their respective subsidiaries or any action taken in such Insolvency or Liquidation Proceeding, including any attempted rejection under Section 365 of the Bankruptcy Code. All references in this Agreement to the Company or any of its subsidiaries or any other Grantor will include such Person or Persons as a debtor-in-possession and any receiver or trustee for such Person or Persons in an Insolvency or Liquidation Proceeding. For the purposes of this Section 4.02, unless otherwise provided herein, clauses Section 4.02(b) through and including Section 4.02(o) shall be in full force and effect prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations).

(b) If the Company or any other Grantor or any of their respective subsidiaries shall become subject to any Insolvency or Liquidation Proceeding and, as debtor(s)-in-possession, or if any receiver or trustee for such Person or Persons moves for approval of financing (“DIP Financing”) to be provided by one or more lenders under Section 364 of the Bankruptcy Code and/or the use of cash collateral under Section 363 of the Bankruptcy Code, the Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, agrees that neither it nor any other Junior Lien Secured Party will raise any objection to, contest or oppose, and each Junior Lien Secured Party will waive any claim such Person may now or hereafter have related to or in connection with, any such financing or to the Liens on the Collateral securing the same (“DIP Financing Liens”), or any use, sale or lease of cash collateral that constitutes Collateral or to any grant of administrative expense priority under Section 364 of the Bankruptcy Code, unless (i) the First Lien Collateral Agent or the First Lien Secured Parties oppose or object to such DIP Financing, such DIP Financing Liens or such use of cash collateral, (ii) the maximum principal amount of Indebtedness permitted under such DIP Financing exceeds the sum of (A) the amount of First Lien Obligations refinanced with the proceeds thereof (not including the amount of any Excess First Lien Obligations) and (B) $50 million or (iii) the terms of such DIP Financing provide for the sale of a substantial part of the Collateral (other than a sale or Disposition pursuant to Section 363 of the Bankruptcy Code and with respect to which the Junior Lien Secured Parties are deemed to have consented pursuant to Section 4.02(d)) or require the confirmation of a plan of reorganization containing specific terms or provisions (other than repayment in cash of such DIP Financing on the effective date thereof). To the extent such DIP Financing Liens are senior to, or rank pari passu with, the First Liens, the Junior Lien Collateral Agent will, for itself and on behalf of the other Junior Lien Secured Parties, subordinate the Liens on the Collateral that secure the Junior Lien Obligations to the Liens on the Collateral that secure First Lien Obligations and to such DIP Financing Liens, so long as the Junior Lien Collateral Agent, on behalf of the Junior Lien Secured Parties, retains Liens on all the Collateral, including proceeds thereof arising after the commencement of any Insolvency or Liquidation Proceeding, with the same priority relative to the First Liens as existed prior to the commencement of the case under the Bankruptcy Code.

(c) Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), without the written consent of the First Lien Collateral Agent (which consent is at the written direction of the Controlling First Lien Representative), the Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, agrees not to propose, support or enter into any DIP Financing.

(d) The Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, agrees that it shall not object to, oppose or contest (or join with or support any other party objecting to, opposing or contesting) a sale or other Disposition, a motion to sell or Dispose or the bidding procedure for the sale or Disposition of any Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code (any such sale or motion, a “Section 363 Event,” any such objection, opposition or contestation to a Section 363 Event, a “Section 363 Objection” and any notice or ruling issued by a court of competent jurisdiction in respect of such Section 363 Event, a “Section 363 Notice”) if the requisite First Lien Secured Parties under the First Lien Documents shall have consented to such sale or Disposition, such motion to sell or Dispose or such bidding procedure for such sale or Disposition of such Collateral and all First Liens and Junior Liens will attach to the proceeds of the sale in the same respective priorities as set forth in this Agreement. Notwithstanding the foregoing in this Section 4.02(d), if the Junior Lien Purchasers have exercised their purchase option (or have committed to exercise their purchase option) pursuant to Section 3.06(a), Section 363 Objections shall be permitted to be made by the Junior Lien Collateral Agent or any Junior Lien Secured Party, but only so long as the Junior Lien Purchasers shall not have defaulted on their obligations to consummate the purchase of the First Lien Debt and other Obligations contemplated by Section 3.06.

(e) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, waives any claim that it may now or hereafter have against the First Lien Collateral Agent or any other First Lien Secured Party arising out of any DIP Financing Liens that is granted in a manner that is consistent with this Agreement or administrative expense priority under Section 364 of the Bankruptcy Code.

(f) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party will file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral, and will not object to, oppose or contest (or join with or support any third party objecting to, opposing or contesting) (i) any request by the First Lien Collateral Agent or any other First Lien Secured Party for adequate protection or (ii) any objection by the First Lien Collateral Agent or any other First Lien Secured Party to any motion, relief, action or proceeding based on the First Lien Collateral Agent or First Lien Secured Parties claiming a lack of adequate protection, except that the Junior Lien Secured Parties may:

(i) freely seek and obtain relief granting adequate protection in the form of a replacement Lien co-extensive in all respects with, but subordinated (as set forth in Section 2.01) to, and with the same relative priority to the First Liens as existed prior to the commencement of the Insolvency or Liquidation Proceeding, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the First Lien Secured Parties; and

(ii) freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of First Lien Obligations (other than Excess First Lien Obligations);

(g) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, waives any claim it or any such other Junior Lien Secured Party may now or hereafter have against the First Lien Collateral Agent or any other First Lien Secured Party (or their representatives) arising out of any election by the First Lien Collateral Agent or any First Lien Secured Parties, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code.

(h) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that in any Insolvency or Liquidation Proceeding, neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party shall support or vote for any plan of reorganization or disclosure statement of the Company or any other Grantor unless (i) such plan is accepted by the Class of First Lien Secured Parties in accordance with Section 1126(c) of the Bankruptcy Code or otherwise provides for the payment in full in cash of all First Lien Obligations (including all post-petition interest approved by the bankruptcy court, fees and expenses and cash collateralization of all letters of credit) on the effective date of such plan of reorganization, or (ii) such plan provides on account of the First Lien Secured Parties for the retention by the First Lien Collateral Agent, for the benefit of the First Lien Secured Parties, of the Liens on the Collateral securing the First Lien Obligations, and on all proceeds thereof whenever received, and such plan also provides that any Lien retained by, or granted to, the Junior Lien Collateral Agent is only on property securing the First Lien Obligations and shall have the same relative priority with respect to the Collateral or other property, respectively, as provided in this Agreement with respect to the Collateral. Except as otherwise provided herein, the Junior Lien Secured Parties shall remain entitled to vote their claims in any such Insolvency or Liquidation Proceeding.

(i) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that, until the Discharge of First Lien Obligations (other than Excess First Lien Obligations) and subject to the provisions of Section 3.02, neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party, shall seek relief, pursuant to Section 362(d) of the Bankruptcy Code or otherwise, from the automatic stay of Section 362(a) of the Bankruptcy Code or from any other stay in any Insolvency or Liquidation Proceeding in respect of the Collateral if the First Lien Collateral Agent has not received relief from the automatic stay (or it has not been lifted for the First Lien Collateral

Agent’s benefit), without the prior written consent of the First Lien Collateral Agent, which consent is in its sole discretion.

(j) Without the express written consent of the First Lien Collateral Agent (which consent is at the written direction of the Controlling First Lien Representative) neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party shall (or shall join with or support any third party in objecting to, opposing or contesting, as the case may be), in any Insolvency or Liquidation Proceeding involving any Grantor, (i) object to, oppose or contest the determination of the extent of or validity of any Liens held by any First Lien Secured Party or the value of any claims of any such holder under Section 506(a) of the Bankruptcy Code or otherwise or (ii) object to, oppose or contest the payment to the First Lien Secured Parties of interest, fees or expenses or to the cash collateralization of letters of credit under Section 506(b) of the Bankruptcy Code.

(k) Notwithstanding anything to the contrary contained herein, if in any Insolvency or Liquidation Proceeding a determination is made that any Lien encumbering any Collateral is not enforceable for any reason, then the Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that any distribution or recovery they may receive in respect of any Collateral shall be segregated and held in trust and forthwith paid over, subject to the requirements of Section 6.01(a), to the First Lien Collateral Agent for the benefit of the First Lien Secured Parties in the same form as received without recourse, representation or warranty (other than a representation of the Junior Lien Collateral Agent that it has not otherwise sold, assigned, transferred or pledged any right, title or interest in and to such distribution or recovery) but with any necessary endorsement or as a court of competent jurisdiction may otherwise direct. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, hereby appoints the First Lien Collateral Agent, and any officer or agent of the First Lien Collateral Agent, with full power of substitution, the attorney-in-fact of the Junior Lien Collateral Agent and each other Junior Lien Secured Party for the limited purpose of carrying out the provisions of this Section 4.02(k) and taking any action and executing any instrument that may be necessary or advisable to accomplish the purposes of this Section 4.02(k), which appointment is irrevocable and coupled with an interest.

(l) Without the express written consent of the First Lien Collateral Agent (which consent shall be granted or withheld at the written direction of the Controlling First Lien Representative), unless the applicable Standstill Period has expired, the Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that it will not file or join an involuntary bankruptcy claim or seek the appointment of an examiner or a trustee for the Company or other Grantor or any of their respective subsidiaries.

(m) Neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party shall oppose or challenge any claim by the First Lien Collateral Agent or any other First Lien Secured Parties for the allowance or payment in any Insolvency or Liquidation Proceeding of First Lien Obligations consisting of post-petition interest, fees or expenses pursuant to Section 506(b) of the Bankruptcy Code, to the extent of the value of the First Liens (it being understood that such value will be determined without regard to the existence of the Junior Liens on the Collateral), subject to the First Lien Cap. Neither the First Lien Collateral Agent nor any other First Lien Secured Party shall oppose or challenge any claim by the Junior Lien Collateral Agent or any other Junior Lien Secured Party for the allowance or payment in any Insolvency or Liquidation Proceeding of Junior Lien Obligations consisting of post-petition interest, fees or expenses pursuant to Section 506(b) of the Bankruptcy Code, to the extent of the value of the Junior Liens on the Collateral; provided, however, that if the First Lien Collateral Agent or any other First Lien Secured Party shall have made any such claim, such claim (i) shall have been approved or (ii) will be approved contemporaneously with the approval of any such claim by the Junior Lien Collateral Agent or any Junior Lien Secured Party, as applicable.

(n) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, waives any right to assert or enforce any claim under Sections 506(c) or 552 of the Bankruptcy Code as against any First Lien Secured Party or any of the Collateral.

(o) Each of the First Lien Collateral Agent, on behalf of the First Lien Secured Parties, and the Junior Lien Collateral Agent, on behalf of the Junior Lien Secured Parties, acknowledges and agrees that (i) the grants of Liens pursuant to the First Lien Documents and the Junior Lien Documents constitute two separate and distinct grants of Liens and (ii) because of, among other things, their differing rights in the Collateral, the First Lien Obligations and the Junior Lien Obligations are fundamentally different from each other, are not “substantially similar” to the First Lien Obligations within the meaning of Bankruptcy Code Section 1122(a), and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency or Liquidation Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims against the Secured Parties in respect of the Collateral constitute only one secured claim or are properly classified in one class (rather than separate claims or classes of first lien and second lien secured claims), then the Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, hereby acknowledges and agrees that all distributions shall be made in accordance with Section 6.01 of this Agreement as if there were separate classes of first lien and second lien secured claims against the Company and/or other Grantors in respect of the Collateral with the effect being that (A) to the extent that the aggregate value of the Collateral is sufficient (for this purpose ignoring all claims held by the Junior Lien Secured Parties), the First Lien Secured Parties shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing in respect of post-petition interest (whether at the default rate as set forth in the applicable First Lien Documents or otherwise in accordance with the First Lien Documents and excluding, for the avoidance of doubt, any Excess First Lien Obligations) before any distribution is made in respect of the claims held by the Junior Lien Secured Parties, and (B) in accordance with Section 3.05(b), each Junior Lien Secured Party shall hold in trust for the benefit of the First Lien Secured Parties, and forthwith turn over to the First Lien Collateral Agent for the benefit of the First Lien Secured Parties, amounts otherwise received or receivable by such Junior Lien Secured Party to the extent necessary to effectuate the intent of this Section 4.02 and this Agreement, even if such turnover has the effect of reducing the claim or recovery of the Junior Lien Secured Parties. Nothing contained herein shall constitute an agreement or an acknowledgment by any party hereto or any Person bound hereby that all of the First Lien Obligations are to be classified as a single class or that all of the First Lien Obligations are substantially similar to each other.

Section 4.03 Reinstatement. If any First Lien Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or pay to the estate of any Grantor any amount (a “Recovery”) for any reason whatsoever, then the First Lien Obligations shall be reinstated to the extent of such Recovery and the First Lien Secured Parties shall be entitled to a reinstatement of First Lien Obligations with respect to all such recovered amounts. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, agrees that if, at any time, a Junior Lien Secured Party receives notice of any Recovery, the Junior Lien Collateral Agent or any other Junior Lien Secured Party shall promptly pay over to the First Lien Collateral Agent any payment received by it and then in its possession or under its control in respect of any Collateral subject to any First Lien securing such First Lien Obligations and shall promptly turn any Collateral subject to any such First Lien then held by it over to the First Lien Collateral Agent, and the provisions set forth in this Agreement shall be reinstated as if such payment had not been made. If this Agreement shall have been terminated prior to any such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement. Any amounts received by the Junior Lien Collateral Agent or any other Junior Lien Secured Party and in their possession or under their control on account of the Junior Lien Obligations, after the termination of this Agreement shall, in the event of a reinstatement of this Agreement pursuant to this Section 4.03 and to the extent consistent with Section 6.01(a), be held in trust for and paid over to the First Lien Collateral Agent for the benefit of the First Lien Secured Parties for application to the reinstated First Lien Obligations until the discharge thereof. This Section 4.03 shall survive termination of this Agreement.

Section 4.04 Refinancings; Additional First Lien Debt and Additional Junior Lien Debt.

(a) The First Lien Obligations and the Junior Lien Obligations may be refinanced or replaced, in whole or in part, by, and the Company may otherwise incur, any Additional First Lien Debt or Additional Junior Lien Debt, as the case may be, and Additional First Lien Obligations or Additional Junior Lien Obligations may be incurred, in each case, subject to the requirements specified in this Agreement, but without notice to, or the consent of, any Secured Party, all without affecting the Lien priorities provided for herein or the other provisions hereof; provided, however, that:

(i) in the case of any Additional First Lien Debt, (A) the First Lien Collateral Agent shall receive on or prior to incurrence of such indebtedness, a joinder agreement to the Collateral Agency Agreement and (B) (x) the aggregate outstanding principal amount of the First Lien Obligations, after giving effect to the incurrence of such Additional First Lien Debt, shall not exceed the First Lien Cap and (y) such Additional First Lien Debt satisfies any applicable requirements of the Collateral Agency Agreement; and

(ii) the First Lien Collateral Agent and the Junior Lien Collateral Agent shall have received (A) an Officers’ Certificate from the Company stating that (x) the incurrence thereof is permitted by this Agreement and each applicable Secured Debt Document to be incurred, (y) such Additional First Lien Debt or Additional Junior Lien Debt is designated by the Company as “First Lien Debt” or “Junior Lien Debt”, as applicable, for the purposes of the Secured Debt Documents and this Agreement; provided, however, that no series of Secured Debt may be designated as more than one of First Lien Debt or Junior Lien Debt and (z) the requirements of Section 4.06 have been satisfied, and (B) (x) in the case of any Additional First Lien Debt, an Additional Secured Debt Designation from the holders or lenders of any indebtedness that refinanced or replaced the First Lien Obligations (or an authorized agent, trustee or other representative on their behalf) and (y) in the case of any Additional Junior Lien Debt, an Additional Secured Debt Designation from the holders or lenders of any indebtedness that refinanced or replaced the Junior Lien Obligations (or an authorized agent, trustee or other representative on their behalf); and

(b) the Company will be permitted to designate as an additional holder of First Lien Obligations or an additional holder of Junior Lien Obligations hereunder each Person who is, or who becomes, the registered holder of First Lien Debt or Junior Lien Debt, respectively, incurred by the Company after the date of this Agreement in accordance with the terms of all applicable Secured Debt Documents. The Company may effect such designation by delivering to the First Lien Collateral Agent and the Junior Lien Collateral Agent, each of the following:

(i) an Officers’ Certificate stating that the Company intends to incur, (x) with respect to Additional First Lien Debt, Additional First Lien Obligations which will be First Lien Debt and will be permitted by each applicable Secured Debt Document, to be incurred and secured by a First Lien equally and ratably with all previously existing and future First Lien Debt or (y) with respect to Additional Junior Lien Debt, Additional Junior Lien Obligations which will be Junior Lien Debt and will be permitted by each applicable Secured Debt Document, to be incurred and secured by a Junior Lien equally and ratably with all previously existing and future Junior Lien Debt;

(ii) an authorized agent, trustee or other representative on behalf of the holders or lenders of any Additional First Lien Obligations or Additional Junior Lien Obligations must be designated as an additional holder of Secured Obligations hereunder and must, prior to such designation, sign and deliver on behalf of the holders or lenders of such Additional First Lien Obligations or Additional Junior Lien Obligations, as the case may be, an Additional Secured Debt Designation, and, to the extent necessary or appropriate to facilitate such transaction, a new intercreditor agreement substantially similar to this Agreement, as in effect on the date hereof; and

(iii) evidence that the Company has duly authorized, executed (if applicable) and recorded (or caused to be recorded) in each appropriate governmental office all relevant filings and recordations deemed necessary by the Company and the holder of such Additional First Lien Representative or Additional Junior Lien Obligations, as the case may be, to ensure that the Additional First Lien Obligations or Additional Junior Lien Obligations are secured by the Collateral in accordance with the First Lien Collateral Documents or Junior Lien Collateral Documents, as the case may be (provided, however, that such filings and recordings may be authorized, executed and recorded following any incurrence on a post-closing basis if permitted by the First Lien Collateral Agent or Junior Lien Collateral Agent for such Additional First Lien Obligations or Additional Junior Lien Obligations, as the case may be).

For the avoidance of doubt, (A) in the case of any Junior Lien Obligation that is refinanced or replaced, the Liens securing such refinancing or replacing Indebtedness shall have a Lien priority equal to or junior to the Liens securing the Indebtedness being refinanced or replaced and (B) the deliveries set forth in clauses (i) through (iii) of this Section 4.04(b) shall not be required (and shall be deemed satisfied) in connection with an issuance of additional First Lien Notes or Junior Lien Notes.

Notwithstanding the foregoing, nothing in this Agreement will be construed to allow the Company or any other Grantor to incur additional indebtedness unless otherwise permitted by the terms of each applicable Secured Debt Document.

Each of the then-exiting First Lien Collateral Agent and Junior Lien Collateral Agent shall be authorized to execute and deliver such documents and agreements (including amendments or supplements to this Agreement) as such holders, lenders, agent, trustee or other representative may reasonably request to give effect to any such Replacement or any incurrence of Additional First Lien Obligations or Additional Junior Lien Obligations, it being understood that the First Lien Collateral Agent and the Junior Lien Collateral Agent or, if permitted by the terms of the applicable Secured Debt Documents, the Grantors, without the consent of any other Secured Party or, in the case of the Grantors, one or more Secured Debt Representatives, may amend, supplement, modify or restate this Agreement to the extent necessary or appropriate to facilitate such amendments or supplements to effect such Replacement or incurrence, all at the expense of the Grantors. Upon the consummation of such Replacement or incurrence and the execution and delivery of the documents and agreements contemplated in the preceding sentence, the holders or lenders of such indebtedness and any authorized agent, trustee or other representative thereof shall be entitled to the benefits of this Agreement.

Section 4.05 Amendments to Junior Lien Documents. Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), without the prior written consent of the First Lien Collateral Agent, no Junior Lien Document may be amended, supplemented, restated or otherwise modified and/or refinanced or entered into to the extent that such amendment, supplement, restatement or modification and/or refinancing, or the terms of any new Junior Lien Document, would (i) adversely affect the lien priority rights of the First Lien Secured Parties or the rights of the First Lien Secured Parties to receive payments owing pursuant to the First Lien Documents, (ii) except as otherwise provided for in this Agreement, add any Liens securing the Collateral granted under the Junior Lien Documents,

(iii) contravene the provisions of this Agreement or the First Lien Documents, (iv) change to earlier dates any scheduled dates for payment of principal or of interest on Junior Lien Debt, (v) change the mandatory redemption or prepayment provisions set forth in the Junior Lien Documents in a manner that would require the applicable Junior Lien Debt to be mandatorily redeemed or prepaid prior to the repayment in full of the First Lien Obligations, (vi) add any guarantees of the Junior Lien Obligations from guarantors that do not guarantee the First Lien Obligations, (vii) provide for “cross-default” (as opposed to “cross-acceleration”) provisions to the First Lien Obligations or (viii) change any term, covenant, default provision or event of default provision set forth in the Junior Lien Documents to be more restrictive than the terms, covenants, defaults and events of default with respect to the First Lien Obligations (other than any more restrictive provisions with respect to additional Junior Lien Debt) or add any financial maintenance covenant.

Section 4.06 Legends. Each of the First Lien Collateral Agent (with respect to the First Lien Collateral Documents to which it is a party and executed after the date of this Agreement) and the Junior Lien Collateral Agent acknowledges that each Junior Lien Facility and the Junior Lien Documents (other than control agreements to which both the First Lien Collateral Agent and the Junior Lien Collateral Agent are parties) and each associated Security Document (other than control agreements to which both the First Lien Collateral Agent and the Junior Lien Collateral Agent are parties) granting any security interest in the Collateral will contain the appropriate legend set forth on Annex I.

Section 4.07 Junior Lien Secured Parties Rights as Unsecured Creditors; Judgment Lien Creditor. Both before or after the Discharge of First Lien Obligations (other than Excess First Lien Obligations), any of the Junior Lien Secured Parties may take any action and exercise any and all rights that would be available to a holder of unsecured claims; provided, however, that the Junior Lien Secured Parties may not take any of the actions prohibited by Section 3.05(a) or Section 4.02 or any other provisions in this Agreement; provided, further, that in the event that any of the Junior Lien Secured Parties becomes a judgment lien creditor in respect of any Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Junior Lien Obligations, such judgment lien shall be subject to the terms of this Agreement for all purposes (including in relation to the First Lien Obligations) as the Junior Liens are subject to this Agreement.

Section 4.08 Postponement of Subrogation. The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, hereby agrees that no payment or distribution to any First Lien Secured Party pursuant to the provisions of this Agreement shall entitle any Junior Lien Secured Party to exercise any rights of subrogation in respect thereof until the Discharge of First Lien Obligations shall have occurred. Following the Discharge of First Lien Obligations but subject to the reinstatement as provided in Section 4.03, each First Lien Secured Party will execute such documents, agreements and instruments as any Junior Lien Secured Party may reasonably request to evidence the transfer by subrogation to any such Person of an interest in the First Lien Obligations resulting from payments or distributions to such First Lien Secured Party by such Person, so long as all costs and expenses (including all reasonable legal fees and disbursements) incurred in connection therewith by such First Lien Secured Party are paid by such Person upon request for payment thereof.

Section 4.09 Acknowledgment by the Secured Debt Representatives. Each of the First Lien Collateral Agent, for itself and on behalf of the other First Lien Secured Parties, and the Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, hereby acknowledges that this Agreement is a material inducement to enter into, and that the First Lien Collateral Agent and the Junior Lien Collateral Agent have relied on this Agreement to enter into, the First Lien Indenture and Junior Lien Indenture, respectively, and all documentation related thereto, and that each will continue to rely on this Agreement in their related future dealings.

ARTICLE V

GRATUITOUS BAILMENT FOR PERFECTION OF CERTAIN SECURITY INTERESTS

Section 5.01 General. Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), the First Lien Collateral Agent agrees that if it at any time holds a First Lien on any Collateral that can be perfected by the possession or control of such Collateral or of any Account in which such Collateral is held and if such Collateral or any such Account is in fact in the possession or under the control of the First Lien Collateral Agent, the First Lien Collateral Agent will serve as gratuitous bailee for the Junior Lien Collateral Agent for the sole purpose of perfecting the Junior Lien of the Junior Lien Collateral Agent on such Collateral. It is agreed that the obligations of the First Lien Collateral Agent and the rights of the Junior Lien Collateral Agent and the other Junior Lien Secured Parties in connection with any such bailment arrangement will be in all respects subject to the provisions of ARTICLE II. Notwithstanding anything to the contrary herein, the First Lien Collateral Agent will be deemed to make no representation as to the adequacy of the steps taken by it to perfect the Junior Lien on any such Collateral and shall have no responsibility, duty, obligation or liability to the Junior Lien Collateral Agent, any other Junior Lien Secured Party or any other Person for such perfection or failure to perfect, it being understood that the sole purpose of this ARTICLE V is to enable the Junior Lien Secured Parties to obtain a perfected Junior Lien in such Collateral to the extent, if any, that such perfection results from the possession or control of such Collateral or any such Account by the First Lien Collateral Agent. The First Lien Collateral Agent acting pursuant to this Section 5.01 shall not have, by reason of the First Lien Collateral Documents, the Junior Lien Collateral Documents, this Agreement or any other document or theory, a fiduciary relationship in respect of any First Lien Secured Party, the Junior Lien Collateral Agent or any Junior Lien Secured Party. Except as specifically provided herein, until the Discharge of First Lien Obligations (other than Excess First Lien Obligations), the First Lien Collateral Agent shall be entitled to deal with such Collateral and Accounts in accordance with the terms of this Agreement and the other First Lien Documents as if the Junior Liens did not exist. The First Lien Collateral Agent shall not be required to take any such action requested by the Junior Lien Collateral Agent pursuant to this Section 5.01 that the First Lien Collateral Agent in good faith believes will expose it to any liability for expenses or other amounts, unless the First Lien Collateral Agent receives an indemnity with respect to such action that is reasonably satisfactory to it from the Junior Lien Collateral Agent and Junior Lien Secured Parties. Subject to Section 4.03, from and after the Discharge of First Lien Obligations (other than Excess First Lien Obligations), the First Lien Collateral Agent shall take all such actions in its power as reasonably requested by the Junior Lien Collateral Agent (at the sole cost and expense of the Grantors) to transfer possession or control of such Collateral or any such Account (in each case to the extent the Junior Lien Collateral Agent has a Lien on such Collateral or Account after giving effect to any prior or concurrent releases of Liens) to the Junior Lien Collateral Agent for the benefit of all Junior Lien Secured Parties. From and after the Discharge of Junior Lien Obligations, and to the extent any Excess First Lien Obligations are outstanding, the Junior Lien Collateral Agent shall take all such actions in its power as shall reasonably be requested by the First Lien Collateral Agent (at the sole cost and expense of the Grantors) to transfer possession or control of such Collateral or any such Account (in each case to the extent the First Lien Collateral Agent has a Lien on such Collateral or Account after giving effect to any prior or concurrent releases of Liens) to the First Lien Collateral Agent for the benefit of all First Lien Secured Parties.

Section 5.02 Deposit Accounts. Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), to the extent that any Account is under the control of the First Lien Collateral Agent at any time (within the meaning of the term “control” as it relates to Accounts under Articles 8 and 9 of the New York UCC), the First Lien Collateral Agent will act as gratuitous bailee for the Junior Lien Collateral Agent for the purpose of perfecting the Liens of the Junior Lien Secured Parties in such Accounts and the cash and other assets therein as provided in Section 3.01 but will have no duty, responsibility or obligation to the Junior Lien Secured Parties (including, without limitation, any duty, responsibility or obligation as to the maintenance of such control, the effect of such arrangement or the establishment of such perfection except as set forth in the last sentence of this Section 5.02). Unless the Junior Liens on such Collateral have been, or concurrently are, released, after the occurrence of Discharge of First Lien Obligations (other than Excess First Lien Obligations), the First Lien Collateral Agent shall, at the request of the Junior Lien Collateral Agent, cooperate with the Grantors and the Junior Lien Collateral Agent (at the expense of the Grantors) in permitting control of any other Accounts to be transferred to the Junior Lien Collateral Agent (or for other arrangements with respect to each such Accounts satisfactory to the Junior Lien Collateral Agent to be made).

ARTICLE VI

APPLICATION OF PROCEEDS; DETERMINATION OF AMOUNTS

Section 6.01 Application of Proceeds. Prior to the Discharge of First Lien Obligations and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, Collateral or proceeds received in connection with the enforcement or exercise of any right or remedy with respect to any portion of the Collateral will be applied:

(a) first, to the payment in full in cash of all First Lien Obligations that are not Excess First Lien Obligations, in accordance with the application of proceeds set forth in the Collateral Agency Agreement, if applicable;

(b) second, to the payment in full in cash of all Junior Lien Obligations;

(c) third, to the payment in full in cash of all Excess First Lien Obligations, in accordance with the application of proceeds set forth in the Collateral Agency Agreement, if applicable; and

(d) fourth, to the Company or as otherwise required by applicable law.

Section 6.02 Determination of Amounts. Whenever a Secured Debt Representative shall be required, in connection with the exercise of its rights or the performance of its obligations hereunder, to determine the existence or amount of any First Lien Obligation or any Junior Lien Obligation, the existence of any Lien securing any such obligation or the Collateral subject to any such Lien, it may request that such information be furnished to it in writing by the other Secured Debt Representatives and shall be entitled to make such determination on the basis of the information so furnished; provided, however, that if a Secured Debt Representative fails or refuses to reasonably and promptly provide the requested information, the requesting Secured Debt Representative shall be entitled to make any such determination by such method as it may, in the exercise of its good faith judgment, determine, including by reliance upon a certificate of the Company. Each Secured Debt Representative may rely conclusively, and shall be fully protected in so relying, on any determination made by it in accordance with the provisions of the preceding sentence (or as otherwise directed by a court of competent jurisdiction) and shall have no liability to the Company or any of its subsidiaries, any Secured Party or any other Person as a result of such determination.

ARTICLE VII

NO RELIANCE; NO LIABILITY; OBLIGATIONS ABSOLUTE;

CONSENT OF GRANTORS; ETC.

Section 7.01 No Reliance; Information. The First Lien Secured Parties and the Junior Lien Secured Parties acknowledge that (a) such Secured Parties have, independently and without reliance upon, (i) in the case of the First Lien Secured Parties, any Junior Lien Secured Party, and (ii) in the case of the Junior Lien Secured Parties, any First Lien Secured Party, and based on such documents and information as they have deemed appropriate, made their own decisions to enter into the Secured Debt Documents to which they are party, and (b) such Secured Parties will, independently and without reliance upon, (i) in the case of the First Lien Secured Parties, any Junior Lien Secured Party and (ii) in the case of the Junior Lien Secured Parties, any First Lien Secured Party, and based on such documents and information as they shall from time to time deem appropriate, continue to make their own decisions in taking or not taking any action under this Agreement or any other Secured Debt Document to which they are party. The First Lien Secured Parties and the Junior Lien Secured Parties shall have no duty to disclose to any Junior Lien Secured Party or to any First Lien Secured Party, as the case may be, any information relating to the Company or any of the other Grantors, or any other circumstance bearing upon the risk of non-payment of any of the First Lien Obligations or the Junior Lien Obligations, as the case may be, that is known or becomes known to any of them or any of their Affiliates. In the event any First Lien Secured Party or any Junior Lien Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any such information to any Junior Lien Secured Party or any First Lien Secured Party, as the case may be, it shall be under no obligation to make, and shall not make or be deemed to have made, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of the information so provided; provide any additional information or to provide any such information on any subsequent occasion; or undertake any investigation.

Section 7.02 No Warranties or Liability.

(a) The First Lien Collateral Agent, for itself and on behalf of the other First Lien Secured Parties, acknowledges and agrees that, except for the representations and warranties set forth in ARTICLE VIII, neither the Junior Lien Collateral Agent nor any other Junior Lien Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Junior Lien Documents, the ownership of any Collateral or the perfection or priority of any Lien thereon.

(b) The Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, acknowledges and agrees that, except for the representations and warranties set forth in ARTICLE VIII, neither the First Lien Collateral Agent nor any other First Lien Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the First Lien Documents, the ownership of any Collateral or the perfection or priority of any Lien thereon.

(c) The First Lien Collateral Agent and the other First Lien Secured Parties shall have no express or implied duty to the Junior Lien Collateral Agent or any other Junior Lien Secured Party, and the Junior Lien Collateral Agent and the other Junior Lien Secured Parties shall have no express or implied duty to the First Lien Collateral Agent or any other First Lien Secured Party, to act or refrain from acting in a manner that allows, or results in, the occurrence or continuance of a default or an event of default under any First Lien Document and any Junior Lien Document (other than, in each case, this Agreement), regardless of any knowledge thereof which they may have or be charged with.

(d) The Junior Lien Collateral Agent, for itself and on behalf of each other Junior Lien Secured Party, hereby waives any claim that may be had against the First Lien Collateral Agent or any other First Lien Secured Party arising out of any action which the First Lien Collateral Agent or such First Lien Secured Party takes or omits to take (including actions with respect to (i) the creation, perfection or continuation of Liens on any Collateral, (ii) the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any Collateral, (iii) the maintenance and preservation of any Collateral and (iv) the collection of any claim for all or only part of the First Lien Obligations from any account debtor, guarantor or any other party) in accordance with this Agreement and the First Lien Documents or the valuation, use, protection or release of any security for such First Lien Obligations.

Section 7.03 Obligations Absolute. The Lien priorities provided for herein and the respective rights, interests, agreements and obligations hereunder of the First Lien Collateral Agent, the other First Lien Secured Parties, the Junior Lien Collateral Agent and the other Junior Lien Secured Parties shall remain in full force and effect irrespective of:

(a) any lack of validity or enforceability of any Secured Debt Document;

(b) any change in the time, place or manner of payment of, or in any other term of, all or any portion of the Junior Lien Obligations or the First Lien Obligations, it being specifically acknowledged that a portion of the First Lien Obligations may consist of indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed;

(c) any amendment, waiver or other modification, whether by course of conduct or otherwise, of any Secured Debt Document;

(d) the securing of any First Lien Obligation or Junior Lien Obligation with any additional collateral or guarantees, or any exchange, release, voiding, avoidance or non-perfection of any security interest in any Collateral or any other collateral or any release of any guarantee securing any First Lien Obligation or Junior Lien Obligation;

(e) the commencement of any Insolvency or Liquidation Proceeding in respect of the Company or any other Grantor; or

(f) any other circumstances that otherwise might constitute a defense available to, or a discharge of, the Company or any other Grantor in respect of the First Lien Obligations, the Junior Lien Obligations or this Agreement.

Section 7.04 Grantors Consent. Each Grantor hereby consents to the provisions of this Agreement and the intercreditor arrangements provided for herein and agrees that the obligations of the Grantors under the Secured Debt Documents will in no way be diminished or otherwise affected by such provisions or arrangements (except as expressly provided herein).

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES

Section 8.01 Representations and Warranties of Each Party. Each party hereto represents and warrants to the other parties hereto as follows:

(a) Such party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to enter into and perform its obligations under this Agreement.

(b) This Agreement has been duly executed and delivered by such party.

Section 8.02 Representations and Warranties of Each Representative. Each of the First Lien Collateral Agent and the Junior Lien Collateral Agent represents and warrants to the other parties hereto that it is authorized under the First Lien Indenture and the Junior Lien Indenture, respectively, to enter into this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Notices. All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(a) if to the First Lien Collateral Agent:

Wilmington Trust, National Association

15950 North Dallas Parkway, Suite 550

Dallas, Texas 75248

Attention: Pacific Drilling First Lien Administrator

Facsimile: (888) 316-6238

With a copy to (which shall not constitute notice):

Shipman & Goodwin LLP

One Constitution Plaza

Hartford, Connecticut 06103

Attention: Marie C. Pollio, Esq.

Facsimile: (860) 251-5212

(b) if to the Junior Lien Collateral Agent:

Wilmington Trust, National Association

15950 North Dallas Parkway, Suite 550

Dallas, Texas 75248

Attention: Pacific Drilling Second Lien Administrator

Facsimile: (888) 316-6238

With a copy to (which shall not constitute notice):

Shipman & Goodwin LLP

One Constitution Plaza

Hartford, Connecticut 06103

Attention: Marie C. Pollio, Esq.

Facsimile: (860) 251-5212

(c) if to any other Secured Debt Representative, to such address as specified in the Additional Secured Debt Designation.

Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt (if a Business Day) and on the next Business Day thereafter (in all other cases) if delivered by hand or overnight courier service or sent by telecopy or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01. As agreed to in writing among the Company, the First Lien Collateral Agent and the Junior Lien Collateral Agent from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable Person provided from time to time by such Person.

Section 9.02 Waivers; Amendment.

(a) No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any right or remedy that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by paragraph Section 9.02(b) of this Section 9.02, and such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(b) Neither this Agreement nor any provision hereof may be terminated, waived, amended or modified except pursuant to an agreement or agreements in writing entered into by each Secured Debt Representative; provided, however, that this Agreement may be amended from time to time as provided in Section 4.04. Any amendment of this Agreement that is proposed to be effected without the consent of a Secured Debt Representative as permitted by the proviso to the preceding sentence shall be submitted to such Secured Debt Representative for its review at least five Business Days prior to the proposed effectiveness of such amendment.

Section 9.03 Actions Upon Breach; Specific Performance.

(a) Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), if any Junior Lien Secured Party, contrary to this Agreement, commences or participates in any action or proceeding against any Grantor or its Collateral, such Grantor, with the prior written consent of the First Lien Collateral Agent, may interpose as a defense or dilatory plea the making of this Agreement, and any First Lien Secured Party may intervene and interpose such defense or plea in its or their name or in the name of such Grantor.

(b) Prior to the Discharge of First Lien Obligations (other than Excess First Lien Obligations), should any Junior Lien Secured Party, contrary to this Agreement, in any way take, or attempt to take or threaten to take, any action with respect to the Collateral (including any attempt to realize upon or enforce any remedy with respect to this Agreement) or take any other action in violation of this Agreement or fail to take any action required by this Agreement, the First Lien Collateral Agent or any other First Lien Secured Party (in its own name or in the name of the relevant Grantor) or the relevant Grantor, with the prior written consent of the First Lien Collateral Agent, (i) may obtain relief against such Junior Lien Secured Party by injunction, specific performance and/or other appropriate equitable relief, it being understood and agreed by the Junior Lien Collateral Agent on behalf of each Junior Lien Secured Party that (A) the First Lien Secured Parties’ damages from such action or actions may at that time be difficult to ascertain and may be irreparable, and (B) each Junior Lien Secured Party waives any defense that the Grantors and/or the First Lien Secured Parties cannot demonstrate damage and/or be made whole by the awarding of damages and (ii) shall be entitled to damages, as well as reimbursement for all reasonable and documented costs and expenses incurred in connection with any action to enforce the provisions of this Agreement.

Section 9.04 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, as well as the other Secured Parties, all of whom are intended to be bound by, and to be third party beneficiaries of, this Agreement. No other Person will be entitled to rely on, have the benefit of or enforce this Agreement.

Section 9.05 Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement.

Section 9.06 Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Agreement by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 9.07 Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 9.08 Governing Law; Jurisdiction; Consent to Service of Process.

(a) THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAW PRINCIPLES (BUT GIVING EFFECT TO SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATION LAW).

(b) Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c) Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph Section 9.08(b) of this Section 9.08. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.09 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.10 Headings. Article, Section and Annex headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 9.11 Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the distinct and separate relative rights of the First Lien Secured Parties and the Junior Lien Secured Parties. None of the Company, any other Grantor or any other creditor thereof shall have any rights or obligations hereunder, except as expressly provided in this Agreement (provided, however, that nothing in this Agreement (other than Section 4.01, Section 4.02, Section 4.04 or Section 4.05) is intended to or will amend, waive or otherwise modify the provisions of the First Lien Indenture, the Junior Lien Indenture or the Collateral Agency Agreement, as applicable), and except as expressly provided in this Agreement, neither the Company nor any other Grantor may rely on the terms hereof (other than Section 4.01, Section 4.02, Section 4.04, or Section 4.05, ARTICLE VII and ARTICLE IX). Nothing in this Agreement is intended to or shall impair the obligations of the Company or any other Grantor, which are absolute and unconditional, to pay the Obligations under the Secured Debt Documents as and when the same shall become due and payable in accordance with their terms. Notwithstanding anything to the contrary herein or in any Secured Debt Document, the Grantors shall not be required to act or refrain from acting pursuant to this Agreement, any First Lien Document or any Junior Lien Document with respect to any Collateral in any manner that would cause a default under any First Lien Document.

Section 9.12 Certain Terms Concerning the First Lien Collateral Agent and the Junior Lien Collateral Agent. None of the First Lien Collateral Agent or the Junior Lien Collateral Agent shall have any liability or responsibility for the actions or omissions of any other Secured Party or for any other Secured Party’s compliance with (or failure to comply with) the terms of this Agreement. The First Lien Collateral Agent shall not have individual liability to any Person if it shall mistakenly pay over or distribute to any Secured Party (or the Company or any other Grantor) any amount in violation of the terms of this Agreement, so long as the First Lien Collateral Agent is acting in accordance with the standards applicable to it pursuant to the Collateral Agency Agreement. Each party hereto hereby acknowledges and agrees that each of the First Lien Collateral Agent and the Junior Lien Collateral Agent is entering into this Agreement solely in its respective capacities as collateral agent under the First Lien Documents and the Junior Lien Documents, respectively, and not in its individual capacity. The First Lien Collateral Agent shall not be deemed to owe any fiduciary duty to the Junior Lien Collateral Agent or any other Junior Lien Secured Party. The Junior Lien Collateral Agent shall not be deemed to owe any fiduciary duty to the First Lien Collateral Agent or any other First Lien Secured Party.

Section 9.13 Authorization of Secured Agents. By accepting the benefits of this Agreement and the other First Lien Collateral Documents, each First Lien Secured Party authorizes the First Lien Collateral Agent to enter into this Agreement and to act on its behalf as collateral agent hereunder and in connection herewith. By accepting the benefits of this Agreement and the other Junior Lien Collateral Documents, each Junior Lien Secured Party authorizes the Junior Lien Collateral Agent to enter into this Agreement and to act on its behalf as collateral agent hereunder and in connection herewith. In the event that Wilmington Trust, National Association, in its capacities as First Lien Trustee or Junior Lien Trustee, is entitled to exercise any rights of or perform any obligations of a First Lien Representative or Junior Lien Representative under this Agreement, each of the First Lien Trustee and Junior Lien Trustee shall be entitled to all of the rights, protections, immunities and powers (including, without limitation, the right to indemnification) granted to it under the First Lien Indenture and Junior Lien Indenture, respectively.

Section 9.14 Further Assurances. Each of the First Lien Collateral Agent, for itself and on behalf of the other First Lien Secured Party, the Junior Lien Collateral Agent, for itself and on behalf of the other Junior Lien Secured Parties, and each Grantor party hereto, for itself and on behalf of its subsidiaries, agrees that it will execute, or will cause to be executed, any and all further documents, agreements and instruments, and take all such further actions, as may be required under any applicable law, or which the First Lien Collateral Agent or the Junior Lien Collateral Agent may reasonably request, to effectuate the terms of this Agreement, including the relative Lien priorities provided for herein.

Section 9.15 Relationship of Secured Parties. Nothing set forth herein shall create or evidence a joint venture, partnership or an agency or fiduciary relationship among the Secured Parties. None of the Secured Parties nor any of their respective directors, officers, agents or employees shall be responsible to any other Secured Party or to any other Person for any Grantor’s solvency, financial condition or ability to repay the First Lien Obligations or the Junior Lien Obligations, or for statements of any Grantor, oral or written, or for the validity, sufficiency or enforceability of the First Lien Documents or the Junior Lien Documents, or any security interest granted by any Grantor to any Secured Party in connection therewith. Each Secured Party has entered into its respective financing agreements with the Grantors based upon its own independent investigation, and none of the First Lien Collateral Agent or the Junior Lien Collateral Agent makes any warranty or representation to the other Secured Debt Representatives or the Secured Parties.

Section 9.16 First Lien Collateral Agent.

(a) The parties acknowledge that all of the rights, protections, immunities and powers (including, without limitation, the right to indemnification) applicable to Wilmington Trust, National Association as the “Collateral Agent” under the First Lien Indenture and, if applicable, as [“First Lien Collateral Agent”] under the Collateral Agency Agreement, are hereby incorporated by reference and shall be applicable to Wilmington Trust, National Association as First Lien Collateral Agent under this Agreement as if fully set forth herein.

(b) It is understood that any reference to the First Lien Collateral Agent taking any action, making any determination, request, direction, consent or election, deeming any action or document reasonable, appropriate or satisfactory, exercising discretion, or exercising any right or duty under this Agreement shall be pursuant to written direction from the First Lien Representative for the Superpriority Debt (as defined in the Collateral Agency Agreement).

Section 9.17 Junior Lien Collateral Agent.

(a) The parties acknowledge that all of the rights, protections, immunities and powers (including, without limitation, the right to indemnification) applicable to Wilmington Trust,

National Association as the “Junior Lien Collateral Agent” under the Junior Lien Indenture are hereby incorporated by reference and shall be applicable to Wilmington Trust, National Association as Junior Lien Collateral Agent under this Agreement as if fully set forth herein.

(b) It is understood that any reference to the Junior Lien Collateral Agent taking any action, making any determination, request, direction, consent or election, deeming any action or document reasonable, appropriate or satisfactory, exercising discretion, or exercising any right or duty under this Agreement shall be pursuant to written direction from the requisite holders of Junior Lien Obligations.

[SIGNATURES BEGIN NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

WILMINGTON TRUST, NATIONAL ASSOCIATION as First Lien Collateral Agent

By:
Name:
Title:

Signature Page

Intercreditor Agreement

WILMINGTON TRUST, NATIONAL ASSOCIATION as Junior Lien Collateral Agent

By:
Name:
Title:

Signature Page

Intercreditor Agreement

ACKNOWLEDGED AND AGREED AS OF THE DATE FIRST ABOVE WRITTEN:

Pacific Drilling S.A.

By:
Name:
Title:

Pacific Drilling Operations Limited

By:
Name:
Title:

Pacific Drilling V Limited

By:
Name:
Title:

Pacific Drilling VII Limited

By:
Name:
Title:

Pacific Drilling VIII Limited

By:
Name:
Title:

Signature Page

Intercreditor Agreement

Pacific Drillship Nigeria Limited

By:
Name:
Title:

Pacific Sharav Korlátolt Felelősségű Társaság

By:
Name:
Title:

Pacific Bora Ltd.

By:
Name:
Title:

Pacific Mistral Ltd.

By:
Name:
Title:

Pacific Scirocco Ltd.

By:
Name:
Title:

Pacific Drilling Limited

By:
Name:
Title:

Signature Page

Intercreditor Agreement

Pacific Drilling, Inc.

By:
Name:
Title:

Pacific Drilling Services, Inc.

By:
Name:
Title:

Pacific Drilling Operations, Inc.

By:
Name:
Title:

Pacific Drilling, LLC

By:
Name:
Title:

Pacific Drilling Finance S.à r.l.

By:
Name:
Title:

Pacific Drillship S.à r.l.

By:
Name:
Title:

Signature Page

Intercreditor Agreement

Pacific Santa Ana S.à r.l.

By:
Name:
Title:

Pacific Sharav S.à r.l.

By:
Name:
Title:

Pacific Drilling (Gibraltar) Limited

By:
Name:
Title:

Pacific Drillship (Gibraltar) Limited

By:
Name:
Title:

Pacific Drilling Holding (Gibraltar) Limited

By:
Name:
Title:

Pacific Santa Ana (Gibraltar) Limited

By:
Name:
Title:

Signature Page

Intercreditor Agreement

ANNEX I

Provision for each Junior Lien Facility and all Junior Lien Documents

Reference is made to the Intercreditor Agreement, dated as of [•], 2018, between Wilmington Trust, National Association, as First Lien Collateral Agent (as defined therein), and Wilmington Trust, National Association, as Junior Lien Collateral Agent (as defined therein) (the “Intercreditor Agreement”). Each holder of any Junior Lien Obligation (as defined in the Intercreditor Agreement) by its acceptance of such Junior Lien Obligation (i) consents to the subordination of Liens (as defined in the Intercreditor Agreement) provided for in the Intercreditor Agreement, (ii) agrees that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement and (iii) authorizes and instructs the Junior Lien Collateral Agent on behalf of each Junior Lien Secured Party (as defined in the Intercreditor Agreement) to enter into the Intercreditor Agreement as the Junior Lien Collateral Agent on behalf of such Junior Lien Secured Parties. The foregoing provisions are intended as an inducement to the noteholders under the First Lien Indenture (as defined in the Intercreditor Agreement) to purchase the First Lien Notes (as defined in the Intercreditor Agreement) and such noteholders are intended third party beneficiaries of such provisions and the provisions of the Intercreditor Agreement.

Provision for all First Lien Collateral Documents and all Junior Lien Collateral Documents that Grant a Security Interest in Collateral

Reference is made to the Intercreditor Agreement, dated as of [•], 2018, between Wilmington Trust, National Association, as First Lien Collateral Agent (as defined therein), and Wilmington Trust, National Association, as Junior Lien Collateral Agent (as defined therein) (the “Intercreditor Agreement”). Each Person (as defined in the Intercreditor Agreement) that is secured hereunder, by accepting the benefits of the security provided hereby, (i) [consents (or is deemed to consent), to the subordination of Liens (as defined in the Intercreditor Agreement) provided for in the Intercreditor Agreement,]1 [(i)][(ii)] agrees (or is deemed to agree) that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, [(ii)][(iii)] authorizes (or is deemed to authorize) the [First Lien Collateral Agent] [Junior Lien Collateral Agent] on behalf of such Person to enter into, and perform under, the Intercreditor Agreement and [(iii)][(iv)] acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Person.

Notwithstanding any other provision contained herein, this Agreement, the Liens created hereby and the rights, remedies, duties and obligations provided for herein are subject in all respects to the provisions of the Intercreditor Agreement and, to the extent provided therein, the applicable Collateral Documents (as defined in the Intercreditor Agreement). In the event of any conflict or inconsistency between the provisions of this Agreement and the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall control with respect to matters relating to the priority of liens.

[1]	This bracketed language would not apply to the First Lien Collateral Documents.

Annex I-1

EXHIBIT A

to Intercreditor Agreement

[FORM OF]

ADDITIONAL SECURED DEBT DESIGNATION

Reference is made to the Intercreditor Agreement, dated as of [         ], 20[         ] (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the “Intercreditor Agreement”) between Wilmington Trust, National Association, as First Lien Collateral Agent for the First Lien Secured Parties (as defined therein), and Wilmington Trust, National Association, as Junior Lien Collateral Agent for the Junior Lien Secured Parties (as defined therein).

Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Intercreditor Agreement. This Additional Secured Debt Designation is being executed and delivered pursuant to Section 4.04 [(a)][(b)] of the Intercreditor Agreement as a condition precedent to the debt for which the undersigned is acting as representative being entitled to the rights and obligations of being Additional [First Lien][Junior Lien] Obligations under the Intercreditor Agreement.

1. Joinder. The undersigned, [                        ], a [                        ], (the “New Representative”) as [trustee] [collateral agent] [administrative agent] [collateral agent] under that certain [describe applicable indenture, credit agreement or other document governing the Additional Junior Lien Obligations] hereby:

(a) represents that the New Representative has been authorized to become a party to the Intercreditor Agreement on behalf of the [Additional First Lien Secured Parties under the Additional First Lien Facility] [Additional Junior Lien Secured Parties under the Additional Junior Lien Facility] as [First Lien Representative] [Junior Lien Representative] under the Intercreditor Agreement for all purposes thereof on the terms set forth therein, and to be bound by the terms of the Intercreditor Agreement as fully as if the undersigned had executed and delivered the Intercreditor Agreement as of the date thereof; and

(b) agrees that its address for receiving notices pursuant to the Intercreditor Agreement shall be as follows:

[Address];

2. Priority Confirmation.

[Option A: to be used if additional debt constitutes Additional First Lien Debt] The undersigned New Representative, on behalf of itself and each holder of Obligations in respect of the Additional First Lien Debt for which the undersigned is acting as First Lien Representative hereby agrees, for the benefit of all Secured Parties and each future Secured Debt Representative, and as a condition to being treated as First Lien Obligations under the Intercreditor Agreement, that the New Representative is bound by the provisions of the Intercreditor Agreement, that:

(a) all First Lien Obligations will be and are secured equally and ratably by all First Liens (subject to the terms of the Collateral Agency Agreement) at any time granted by the Company or any other Grantor to secure any Obligations in respect of the Additional First Lien Debt, whether or not upon property otherwise constituting Collateral for such Additional First Lien Debt, and that all such First Liens will be enforceable by the First Lien Collateral Agent with respect to such Additional First Lien Debt for the benefit of all First Lien Secured Parties equally and ratably (subject to the terms of the Collateral Agency Agreement);

Exhibit B - 1

(b) the New Representative and each holder of Obligations in respect of the Additional First Lien Debt for which the undersigned is acting as First Lien Collateral Agent are bound by the provisions of (i) the Intercreditor Agreement, including the provisions relating to the ranking of First Liens and Junior Liens and the order of application of proceeds from enforcement of First Liens and Junior Liens, and (ii) the Collateral Agency Agreement, including the provisions relating to the order of application of proceeds from enforcement of First Liens; and

(c) the New Representative and each holder of Obligations in respect of the series of First Lien Debt for which the undersigned is acting as First Lien Collateral Agent appoints the First Lien Collateral Agent and consents to the terms of the Intercreditor Agreement, the Collateral Agency Agreement and the performance by the First Lien Collateral Agent of, and directs the First Lien Collateral Agent to perform, its obligations under the Intercreditor Agreement and the Collateral Agency Agreement, together with all such powers as are reasonably incidental thereto.

[or]

[Option B: to be used if additional debt constitutes Additional Junior Lien Debt] The undersigned New Representative, on behalf of itself and each holder of Obligations in respect of the Additional Junior Lien Debt for which the undersigned is acting as Junior Lien Representative hereby agrees, for the benefit of all Secured Parties and each future Secured Debt Representative, and as a condition to being treated as Junior Lien Obligations under the Intercreditor Agreement, that:

(d) all Junior Lien Obligations will be and are secured equally and ratably by all Junior Liens at any time granted by the Company or any other Grantor to secure any Obligations in respect of the Additional Junior Lien Debt, whether or not upon property otherwise constituting Collateral for such Additional Junior Lien Debt, and that all such Junior Liens will be enforceable by the Junior Lien Collateral Agent with respect to such Additional Junior Lien Debt for the benefit of all Junior Lien Secured Parties equally and ratably;

(e) the New Representative and each holder of Obligations in respect of the Additional Junior Lien Debt for which the undersigned is acting as Junior Lien Representative are bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of First Liens and Junior Liens and the order of application of proceeds from enforcement of First Liens and Junior Liens; and

(f) the New Representative and each holder of Obligations in respect of the series of Junior Lien Debt for which the undersigned is acting as Junior Lien Representative appoints the Junior Lien Collateral Agent and consents to the terms of the Intercreditor Agreement and the performance by the Junior Lien Collateral Agent of, and directs the Junior Lien Collateral Agent to perform, its obligations under the Intercreditor Agreement, together with all such powers as are reasonably incidental thereto.

3. Full Force and Effect of Intercreditor Agreement. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

4. Governing Law and Miscellaneous Provisions. The provisions of ARTICLE IX of the Intercreditor Agreement will apply with like effect to this Additional Secured Debt Designation.

5. Expenses. The Company and the other Grantors agree to reimburse each Secured Debt Representative for its reasonable out of pocket expenses in connection with this Additional Secured Debt Designation, including the reasonable fees, other charges and disbursements of counsel.

Exhibit B - 2

Exhibit B - 3

IN WITNESS WHEREOF, the parties hereto have caused this Additional Secured Debt Designation to be executed by their respective officers or representatives as of [                        , 20        ].

[insert name of New Representative]

By:
Name:
Title:

The First Lien Collateral Agent hereby acknowledges receipt of this Additional Secured Debt Designation [and agrees to act as First Lien Collateral Agent for the New Representative and the holders of the Obligations represented thereby]:

Wilmington Trust, National Association
as First Lien Collateral Agent

By:
Name:
Title:

The Junior Lien Collateral Agent hereby acknowledges receipt of this Additional Secured Debt Designation [and agrees to act as Junior Lien Collateral Agent for the New Representative and the holders of the Obligations represented thereby]:

Wilmington Trust, National Association
as Junior Lien Collateral Agent

By:
Name:
Title:

Exhibit B - 4

Acknowledged and Agreed to by:

[•]

By:
Name:
Title:

[•]

By:
Name:
Title:

Exhibit B - 5

EXHIBIT B

to Intercreditor Agreement

COLLATERAL DOCUMENTS

Exhibit B - 1

Part A

FIRST LIEN COLLATERAL DOCUMENTS

Exhibit B - 1

Part B

JUNIOR LIEN COLLATERAL DOCUMENTS

Exhibit B - 1

Exhibit D

Amended Certificates of Incorporation and Amended By-Laws

Proposed Amended & Restated Articles

I. NAME-REGISTERED OFFICE-OBJECT-DURATION

Art. 1. Name

The name of the company is “Pacific Drilling S.A.” (the Company). The Company is a public company limited by shares (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, in particular the law of August 10, 1915, on commercial companies, as amended (the Law), and these articles of incorporation (the Articles).

Art. 2. Registered office

2.1. The Company’s registered office is established in Luxembourg, Grand Duchy of Luxembourg. It may be transferred within that municipality by a resolution of the board of directors (the Board). It may be transferred to any other location in the Grand Duchy of Luxembourg by a resolution of the general meeting of shareholders (the General Meeting), acting in accordance with the conditions prescribed for the amendment of the Articles.

2.2. Branches, subsidiaries or other offices may be established in the Grand Duchy of Luxembourg or abroad by a resolution of the Board. If the Board determines that extraordinary political or military developments or events have occurred or are imminent, and that those developments or events may interfere with the normal activities of the Company at its registered office, or with ease of communication between that office and persons abroad, the registered office may be temporarily transferred abroad until the developments or events in question have completely ceased. Any such temporary measures do not affect the nationality of the Company, which, notwithstanding the temporary transfer of its registered office, will remain a Luxembourg incorporated company.

Art. 3. Corporate object

3.1. The Company’s object is the acquisition of participations, in Luxembourg or abroad, in any company or enterprise in any form whatsoever, and the management of those participations. The Company may in particular acquire, by subscription, purchase and exchange or in any other manner, any stock, shares and other participation securities, bonds, debentures, certificates of deposit and other debt instruments and, more generally, any securities and financial instruments issued by any public or private entity. It may participate in the creation, development, management and control of any company or enterprise. Further, it may invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin.

3.2. The Company may borrow in any form. It may issue notes, bonds and any kind of debt and equity securities. It may lend funds, including, without limitation, the proceeds of any borrowings, to its subsidiaries, affiliated companies and any other companies. It may also give guarantees and pledge, transfer, encumber or otherwise create and grant security over some or all of its assets to guarantee its own obligations and those of any other company, and, generally, for its own benefit and that of any other company or person. For the avoidance of doubt, the

Company may not carry out any regulated financial sector activities without having obtained the requisite authorisation.

3.3. The Company may use any techniques, legal means and instruments to manage its investments efficiently and protect itself against credit risks, currency exchange exposure, interest rate risks and other risks.

3.4. The Company may carry out any commercial, financial or industrial operation and any transaction with respect to real estate or movable property, which directly or indirectly, favours or relates to its corporate object.

Art. 4. Duration

4.1. The Company is formed for an unlimited period.

4.2. The Company is not to be dissolved by reason of the death, suspension of civil rights, incapacity, insolvency, bankruptcy or any similar event affecting one or more shareholders.

II. CAPITAL - SHARES

Art. 5. Capital

5.1. The share capital is set at [•] United States Dollars (USD [•]) represented by [•] ([•]) shares in registered form, without nominal value.

5.2. The share capital may be increased or reduced once or more by a resolution of the General Meeting acting in accordance with the conditions prescribed for the amendment of the Articles.

5.3. The Board is authorized, for a period of five (5) years from the date of the publication in the Luxembourg Memorial C, Recueil des Sociétés et Associations of the minutes of the general meeting held on [November 8], 2018, without prejudice to any renewals, to:

(i) increase the current share capital once or more up to [fifty million United States dollars (USD 50,000,000)] (such amount including the current share capital of the Company) by the issue of new shares having the same rights as the existing shares, or without any such issue;

(ii) determine the conditions of any such capital increase including through contributions in cash or in kind, by the incorporation of reserves, issue/share premiums or retained earnings, with or without issue of new shares to current shareholders or third parties (non-shareholders) or following the issue of any instrument convertible into shares or any other instrument carrying an entitlement to, or the right to subscribe for, shares;

(iii) limit or withdraw the shareholders’ preferential subscription rights to the new shares, if any, and determine the persons who are authorized to subscribe to the new shares; and

(iv) record each share capital increase by way of a notarial deed and amend the share register accordingly.

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5.4. Within the limits of article 5.3 of the Articles, the Board is expressly authorized to increase the Company’s share capital by incorporation of reserves, issue/share premiums or retained earnings and to issue the additional shares resulting from such capital increase to a beneficiary under any stock incentive plan as agreed by the Company, such beneficiary being a shareholder of the Company or not, or, to an entity appointed by the Company as an administrator in connection with such plan. The Company reserves the right to place transfer and other restrictions on such shares as determined by the Company pursuant to such stock incentive plan from time to time.

5.5. When the Board has implemented an increase in capital as authorised by article 5.3, article 5 of the present articles of association shall be amended to reflect that increase.

5.6. The Board is expressly authorised to delegate to any natural or legal person to organise the market in subscription rights, accept subscriptions, conversions or exchanges, receive payment for the price of shares or other financial instruments, to have registered increases of capital carried out as well as the corresponding amendments to article 5 of the present articles of association and to have recorded in said article 5 of the present articles of association the amount by which the authorisation to increase the capital has actually been used and, where appropriate, the amounts of any such increase that are reserved for financial instruments which may carry an entitlement to shares.

Art. 6. Shares

6.1. The shares are and will remain in registered form (actions nominatives).

6.2. A register of shares is kept at the registered office and may be examined by any shareholder on request.

6.3. The shares may be entered without serial numbers into fungible securities accounts with financial institutions or other professional depositaries operating a settlement system in relation to transactions on securities, dividends, interest, matured capital or other matured monies of securities or of other financial instruments being handled through the system of such depositary (such systems, professionals or other depositaries·being referred to hereinafter as Depositaries and each a Depositary). The shares held in deposit or in an account with such financial institution or professional depositary shall be recorded in an account opened in the name of the depositor and may be transferred from one account to another, whether such account is held by the same or a different financial institution or depositary. The Board may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the Company’s registered office may be requested by a shareholder.

6.4. The Company may consider the person in whose name the registered shares are registered in the register(s) of Shareholders as the full owner of such registered shares. The Company shall be completely free from any responsibility in dealing with such registered shares towards third parties and shall be justified in considering any right, interest or claims of such third parties in or upon such registered shares to be non-existent, subject, however, to any right

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which such third party might have to demand the registration or change in registration of registered shares.

6.5. Where the shares are held with Depositaries through fungible securities accounts within clearing and settlement systems, the exercise of the voting rights in respect of such shares may be subject to the internal rules and procedures of those clearing and settlement systems.

6.6. All communications and notices to be given to a registered shareholder shall be deemed validly made to the latest address communicated by the shareholder to the Company. In the event that a holder of registered shares does not provide an address to which all notices or announcements from the Company may be sent, the Company may permit a notice to this effect to be entered into the register(s) of Shareholders and such holder’s address will be deemed to be at the registered office of the Company or such other address as may be so entered by the Company from time to time, until a different address shall be provided to the Company by such holder. The holder may, at any time, change his address as entered in the register(s) of Shareholders by means of written notification to the Company or the relevant registrar.

6.7. A share transfer of registered shares which are not held through fungible securities accounts is carried out by the entry in the register of shares of a declaration of transfer, duly signed and dated by both the transferor and the transferee or their authorized representatives, following a notification to or acceptance by the Company, in accordance with Article 1690 of the Civil Code. The Company may also accept other documents recording the agreement between the transferor and the transferee as evidence of a share transfer.

6.8. The rights and obligations attached to any share shall pass to any transferee thereof.

6.9. The shares are indivisible and the Company recognizes only one (1) owner per share.

6.10. The Company may redeem its own shares using a method approved by the Board which is in accordance with Luxembourg law and the rules of any stock exchange(s) on which the shares in the Company are listed from time to time.

III. MANAGEMENT–REPRESENTATION

Art. 7. Board of directors

7.1. Composition of the board of directors

(i) The Company is managed by the Board. Except as provided in Article 8, the total number of directors constituting the entire Board shall be seven (7) directors. Directors need not be shareholders. Except as provided in Article 8, from and after the Emergence Effective Date (as defined below) [and until the conclusion of the first annual General Meeting following the [second] anniversary of the Emergence Effective Date], the Board shall be divided into two classes, hereby designated Class A (composed of four (4) directors) and Class B (composed of three (3) directors), with all Class A directors elected to terms of one (1) year in length and all Class B directors elected to terms of two (2) years in length. The initial assignment of directors to Class A or Class B following the Emergence Effective Date shall be made in accordance with the Plan (as defined below). All directors, whether assigned to Class A or Class B, shall be

4

elected by the shareholders at large in accordance with applicable law and shall have one (1) vote at all meetings of directors. As used in these Articles, “Emergence Effective Date” means the Effective Date (as defined in the Plan), and the “Plan” means the Modified Third Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code [Docket No 623], as it may be amended, supplemented and/or modified from time to time, filed in the jointly administered chapter 11 cases captioned In re Pacific Drilling, S.A., et al., No. 17-13193 (MEW) (Bankr. S.D.N.Y.).

(ii) The Company is also bound towards third parties by the joint or single signature of any person to whom special signatory powers have been delegated, including, for the avoidance of doubt, the signature of any person to whom day-to-day management of the Company has been delegated in accordance with article 7.2(iii).

(iii) Directors may be removed at any time, with or without cause, by a resolution of the General Meeting.

(iv) If a legal entity is appointed as director, it must appoint a permanent representative to perform its duties. The permanent representative is subject to the same rules and incurs the same liabilities as if he had exercised its functions in its own name and on its own behalf, without prejudice to the joint and several liability of the legal entity which it represents.

(v) Should the permanent representative be unable to perform its duties, the legal entity must immediately appoint another permanent representative.

(vi) If the office of a director becomes vacant, the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed by the next General Meeting; provided, however, that if the vacancy so filled is a Class B director, the Board shall convene a General Meeting within [sixty (60)] days after such provisional director is appointed.

7.2. Powers of the board of directors

(i) All powers not expressly reserved to the shareholder(s) by the Law or the Articles fall within the competence of the Board, which has full power to carry out and approve all acts and operations consistent with the Company’s corporate object.

(ii) The Board may delegate special and limited powers to one or more agents for specific matters and may also establish committees for certain specific purposes. Such committees may include, but are not limited to, an audit committee and a compensation committee.

(iii) The Board is authorised to delegate the day-to-day management and the power to represent the Company in this respect, to one or more directors, officers, managers or other agents, whether shareholders or not, acting either individually or jointly. If the day-to-day management is delegated to one or more directors, the Board must report to the annual General Meeting any salary, fee and/or any other advantage granted to those director(s) during the relevant financial year.

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For the avoidance of doubt, it is noted that the following non-exhaustive list of matters shall not under any circumstances be regarded as coming within the scope of day-to-day management:

-	Approval of the accounts of the Company

-	Approval of the annual budget of the Company

-	Approval of Company policies

-	Approval of recommendations made by any Board committee

(iv) Strategic Alternatives Committee.

(1) Establishment of Committee. Notwithstanding anything in this article 7.2 to the contrary, there is hereby established a “Strategic Alternatives Committee” of the Board as provided, and with the authority set forth, in this article 7.2(iv).

(2) Committee Composition. The Strategic Alternatives Committee shall be composed solely of the Class B directors, and all Class B directors then in office shall be members of the Strategic Alternatives Committee.

(3) Committee Procedures. The Strategic Alternative Committee may, but is not required, to select a chairperson from among its members and to adopt such rules and procedures for the conduct of its business as a majority of the members may from time to time determine. In the absence of any such determination, the provisions of article 7.2(i)-(iii) and article 7.3 shall apply to the Strategic Alternatives Committee in the same manner as such provisions apply to the Board. The Strategic Alternative Committee shall meet with such frequency, and at such times, as the chairperson thereof (if any) or a majority of such committee members deems necessary or appropriate to carry out its duties.

(4) Committee Advisors. The Strategic Alternatives Committee shall have the authority to retain, at the Company’s expense, such consultants, independent legal counsel and other advisors as the Strategic Alternatives Committee may from time to time deem appropriate in its sole discretion. The Company shall provide appropriate funding, as determined by the Strategic Alternatives Committee, for payment of compensation (including reimbursement of expenses and rights to indemnification) to any such consultants, counsel and advisors engaged by the Strategic Alternatives Committee and for payment of ordinary administrative expenses of the Strategic Alternatives Committee that are necessary or appropriate in carrying out its duties. Any such consultants, counsel and advisors retained by the Strategic Alternatives Committee may, but need not, be otherwise engaged by the Company for any other purpose.

(5) Committee Power and Authority. The Strategic Alternatives Committee shall have such power and authority as from time to time may be delegated to it by the Board. In addition, to the fullest extent permitted by law and without the need for any further delegation of authority by the Board, the Strategic Alternatives Committee shall have the exclusive power and authority to (a) review and evaluate the terms and conditions of any Acquisition Proposal (as defined below), (b) negotiate with any party the Strategic Alternatives Committee deems appropriate with respect to any Acquisition Proposal, including the express power to solicit prospective Alternative Proposals and/or explore the ability to obtain on behalf of the Company prospective Alternative Proposals, (c) determine whether any Acquisition Proposal is beneficial

6

to the Company and its shareholders, (d) determine what actions, if any, should be taken by or on behalf of the Board with respect to any Acquisition Proposal, including the express power and authority to direct the Company or the Board, as necessary, to convene a General Meeting to bring such Acquisition Proposal to a vote of the shareholders and to make recommendations to the shareholders as to how they should vote on such Acquisition Proposal; provided, that no such General Meeting need be convened if a majority of the Board, which majority includes all of the Class A directors then in office, adopt a resolution opposing the convening of such General Meeting; and (e) to take, or to cause the Company to take, any and all actions ancillary or related to such Acquisition Proposal, including without limitation to authorize and enter into contracts of any nature, commence litigation and adopt defensive measures, the intent of this clause (e) being to vest the Strategic Alternatives Committee with the fullest power and authority permitted by law to be delegated to the Strategic Alternatives Committee to take any actions that it deems necessary, desirable or convenient in connection with such Acquisition Proposal. As used herein, “Acquisition Proposal” means a proposal received by the Company, any of its subsidiaries, or any of its or their respective directors, officers or outside consultants, counsel or other advisors providing for, in one transaction or series of related transactions, the acquisition (whether by merger, consolidation, sale or transfer of the Company’s shares, other equity interests or assets or otherwise) by any natural or legal person or group of such persons, directly or indirectly, (1) of a majority of (x) the outstanding shares of the Company or (y) the assets of the Company and its subsidiaries determined on a consolidated basis and (2) upon the consummation of which, the shareholders of the Company immediately prior to such acquisition collectively do not own (beneficially or of record) a majority of the voting power of such person or the ultimate parent entity of such person (or, in the case of a group of such persons, a majority of the voting power of the largest member of such group, determined by reference to the respective equity financing contributions of such members, or ultimate parent entity of such largest member).

7.3. Procedure

(i) The Board must appoint a chairperson from among its members, and may choose a secretary who need not be a director and who will be responsible for keeping the minutes of the meetings of the Board and of General Meetings.

(ii) The Board meets at the request of the chairperson or the majority of the Board of directors, at the place indicated in the notice, which in principle is in Luxembourg.

(iii) Written notice of any Board meeting is given to all directors at least twenty-four (24) hours in advance, except in the case of an emergency whose nature and circumstances are set forth in the notice.

(iv) No notice is required if all members of the Board are present or represented and state that they know the agenda for the meeting. A director may also waive notice of a meeting, either before or after the meeting. Separate written notices are not required for meetings which are held at times and places indicated in a schedule previously adopted by the Board.

(v) A director may grant another director a power of attorney in order to be represented at any Board meeting.

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(vi) The Board may only validly deliberate and act if a majority of its members are present or represented. Board Resolutions are validly adopted if the majority of the members of the Board vote in their favour. The chairman has a casting vote in the event of a tie vote. Board resolutions are recorded in minutes signed by the chairperson, by all directors present or represented at the meeting, or by the secretary (if any).

(vii) Any director may participate in any meeting of the Board by telephone or video conference, or by any other means of communication which allows all those taking part in the meeting to identify, hear and speak to each other. Participation by such means is deemed equivalent to participation in person at a duly convened and held meeting.

(viii) Circular resolutions signed by all the directors (the Directors’ Circular Resolutions) are valid and binding as if passed at a duly convened and held Board meeting, and bear the date of the last signature.

(ix) A director who has an interest in a transaction carried out other than in the ordinary course of business which conflicts with the interests of the Company must advise the Board accordingly and have the statement recorded in the minutes of the meeting. The director concerned may not take part in the deliberations concerning that transaction. A special report on the relevant transaction is submitted to the shareholders at the next General Meeting, before any vote on the matter.

7.4. Representation

(i) The Company is bound towards third parties in all matters by the joint signature of the majority of the Board.

(ii) The Company is also bound towards third parties by the joint or single signature of any person to whom special signatory powers have been delegated.

Art. 8. Sole director

8.1. Where the number of shareholders is reduced to one (1), the Company may be managed by a single director until the ordinary General Meeting following the introduction of an additional shareholder. In this case, any reference in the Articles to the Board or the directors should be read as a reference to that sole director, as appropriate.

8.2. Transactions entered into by the Company which conflict with the interest of its sole director must be recorded in minutes. This does not apply to transactions carried out under normal circumstances in the ordinary course of business.

8.3. The Company is bound towards third parties by the signature of the sole director or by the joint or single signature of any person to whom the sole director has delegated special signatory powers.

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Art. 9. Liability of the directors

9.1. The directors may not be held personally liable by reason of their mandate for any commitment they have validly made in the name of the Company’s name, provided those commitments comply with the Articles and the Law.

Art. 10. Directors’ Remuneration

10.1. The remuneration of the board of directors will be decided by the General Meeting.

10.2. The Company shall, to the fullest extent permitted by Luxembourg law, indemnify any director or officer, as well as any former director or officer, against any damages and/or compensation to be paid and any costs, charges and expenses, reasonably incurred by him in connection with the defense or settlement of any civil, criminal or administrative action, suit or proceeding to which he may be made a party by reason of his being or having been a director or officer of the Company, if (i) he acted honestly and in good faith, and (ii) in the case of criminal or administrative proceedings, he had reasonable grounds for believing that conduct was lawful. Notwithstanding the foregoing, the current or former director or officer will not be entitled to indemnification in case of an action, suit or proceeding brought against him by the Company or in case he shall be finally adjudged in an action, suit or proceeding to be liable for gross negligence, willful misconduct, fraud, dishonesty or any other criminal offence.

Furthermore, in case of settlement, the current or former director or officer will only be entitled to indemnification hereunder, provided that (i) the Board shall have determined in good faith that the defendant’s actions did not constitute willful and deliberate violations of the law and shall have obtained the relevant legal advice to that effect; and (ii) notice of the intention of settlement of such action, suit or proceeding is given to the Company at least 10 business days prior to such settlement,

IV. SHAREHOLDER(S)

Art. 11. General meetings of shareholders

11.1. Powers and voting rights

(i) Resolutions of the shareholders are adopted at a general meeting of shareholders (the General Meeting). The General Meeting has full powers to adopt and ratify all acts and operations which are consistent with the company’s corporate object.

(ii) Each share gives entitlement to one (1) vote.

11.2. Notices, quorum, majority and voting proceedings

(i) General Meetings are held at the time and place specified in the notices.

(ii) The notices for any ordinary General Meeting or extraordinary General Meeting shall contain the agenda, the hour and the place of the meeting and shall be made by notices published twice (2) at least at eight (8) days interval and eight (8) days before the meeting in the Memorial

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C, Recueil des Sociétés et Associations (Luxembourg Official Gazette) and in a leading newspaper having general circulation in Luxembourg. In case the shares of the Company are listed on a foreign regulated market, the notices shall, in addition, (subject to applicable regulations) either (i) be published once in a leading newspaper having general circulation in the country of such listing at the same time as the first publication in Luxembourg or (ii) follow the market practices in such country regarding publicity of the convening of a general meeting of shareholders.

(iii) lf all the shareholders are present or represented and consider themselves duly convened and informed of the agenda, the General Meeting may be held without prior notice.

(iv) A shareholder may grant written power of attorney to another person, shareholder or otherwise, in order to be represented at any General Meeting.

(v) In connection with any General Meeting, the Board is authorized, but is not required, to make provision for shareholders to participate by means of remote communication. If the Board shall have made such provision, a shareholder’s participation by means of remote communication shall be deemed equivalent to participation in person at the meeting.

(vi) Any shareholder may vote by using the forms provided to that effect by the Company. Voting forms contain the date, place and agenda of the meeting and the text of the proposed resolutions. For each resolution, the form must contain three boxes allowing for a vote for or against that resolution or an abstention. Shareholders must return the voting forms to the registered office. Only voting forms received prior to the General Meeting are taken into account for calculation of the quorum. Forms which indicate neither a voting intention nor an abstention are void.

(vii) Resolutions of the General Meeting are passed by a simple majority vote, regardless of the proportion of share capital represented.

(viii) An extraordinary General Meeting (Extraordinary General Meeting) may only amend the Articles if at least one-half of the share capital is represented and the agenda indicates the proposed amendments to the Articles, including the text of any proposed amendment to the Company’s object or form. If this quorum is not reached, a second Extraordinary General Meeting may be convened by means of notices published twice in the Memorial and two Luxembourg newspapers, at an interval of at fifteen (15) days and fifteen (15) days before the meeting. These notices state the date and agenda of the Extraordinary General Meeting and the results of the previous Extraordinary General Meeting. The second Extraordinary General Meeting deliberates validly regardless of the proportion of capital represented. At both Extraordinary General Meetings, resolutions must be adopted by at least two-thirds of the votes cast.

(ix) Any change in the nationality of the Company and any increase in a shareholder’s commitment in the Company require the unanimous consent of the shareholders and bondholders (if any).

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Art. 12. Procedure

12.1. Every General Meeting will be presided over by the chairperson of the Board appointed pursuant to article 7.3(i) or, in the absence of the chairperson, any other director or officer of the Company designated by the Board. The secretary appointed pursuant to article 7.3(i) or, in the absence of such secretary, any other director or officer of the Company designated by the Board, shall act as secretary at each General Meeting. In connection with each General Meeting, the Board or, in the absence of a determination by the Board, the person presiding over the General Meeting shall appoint a scrutineer who shall keep the attendance list.

12.2. In connection with each General Meeting, the Board is authorized to provide such rules of deliberations and such conditions for admission at the meeting as the Board deems appropriate. Except to the extent inconsistent with the rules and conditions as adopted by the Board, the person presiding over the meeting shall have the power and authority to prescribe such additional rules and conditions and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules and conditions, whether adopted by the Board or prescribed by the person presiding over the meeting, may include (a) determining the order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on attendance at or participation in the meeting to shareholders of record, their duly authorized and constituted attorneys or such other persons as the person presiding over the meeting shall determine, (d) restrictions on entry to the meeting after the time fixed for the commencement thereof and (e) limitations on the time allotted to questions or comments by participants.

12.3. Without limiting the generality of article 12.2 and irrespective of the agenda, the Board or the person presiding over the meeting may adjourn any ordinary General Meeting or Extraordinary General Meeting in accordance with the formalities and time limits stipulated for by law.

12.4. Minutes of the General Meetings shall be signed by the members of the board of the meeting. Copies or excerpts of the minutes to be produced in court or elsewhere shall be signed by two (2) directors or by the secretary of the Board or by any assistant secretary.

Art. 13. Sole shareholder

13.1. When the number of shareholders is reduced to one (1), the sole shareholder exercises all powers granted by the Law to the General Meeting.

13.2. Any reference to the General Meeting in the Articles is to be read as a reference to the sole shareholder, as appropriate.

13.3. The resolutions of the sole shareholder are recorded in minutes.

V. ANNUAL ACCOUNTS - ALLOCATION OF PROFITS - SUPERVISION

Art. 14. Financial year and approval of annual accounts

14.1. The financial year begins on 1 January and ends on 31 December of each year.

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14.2. The Board prepares the balance sheet and profit and loss account annually, together with an inventory stating the value of the Company’s assets and liabilities, with an annex summarising its commitments and the debts owed by its officers, directors and statutory auditors to the Company.

14.3. One month before the Annual General Meeting, the Board provides the statutory auditors with a report on and documentary evidence of the Company’s operations. The statutory auditors then prepare a report stating their findings and proposals.

14.4. The Annual General Meeting is held at the registered office or in any other place within the municipality of the registered office, as specified in the notice, on the fourth Tuesday in May at 10.00 a.m. If that day is a public holiday or the day following a public holiday in the United States of America, the Annual General Meeting shall be held on the Tuesday of the following week.

14.5. The annual General Meeting may be held abroad if, in the Board’s, absolute and final judgement, exceptional circumstances so require.

Art. 15. Auditors

15.1. The Company’s operations are supervised by one or more statutory auditors (commissaires).

15.2. When so required by law, or when the Company so chooses, the Company’s operations are supervised by one or more approved external auditors (réviseurs d’entreprises agréés).

15.3. The General Meeting appoints the statutory auditors (commissaires)/ external auditors (réviseurs d’entreprises agréés), and determines their number and remuneration and the term of their mandate, which may not exceed six (6) years but may be renewed.

Art. 16. Allocation of profits

16.1. Five per cent (5%) of the Company’s annual net profits are allocated to the reserve required by law. This requirement ceases when the legal reserve reaches an amount equal to ten per cent (10%) of the share capital.

16.2. The General Meeting determines the allocation of the balance of the annual net profits. They may decide on the payment of a dividend, to transfer the balance to a reserve account, or to carry it forward in accordance with the applicable legal provisions.

16.3. Interim dividends may be distributed at any time, under the following conditions:

(i) the Board draws up interim accounts;

(ii) the interim accounts show that sufficient profits and other reserves (including share premiums) are available for distribution; it being understood that the amount to be distributed may not exceed the profits made since the end of the last financial year for which the annual

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accounts have been approved, if any, increased by profits carried forward and distributable reserves, and reduced by losses carried forward and sums to be allocated to the legal or a statutory reserve;

(iii) the decision to distribute interim dividends is made by the Board within two (2) months from the date of the interim accounts.

In their report to the Board, the statutory auditors (commissaires) or the approved external auditors (réviseurs d’entreprises agréés), as applicable, must verify whether the above conditions have been satisfied.

16.4. The Company may make payment of dividends and any other payments in cash, shares or other securities to a Depositary. Said Depositary shall distribute these funds to his depositors according to the amount of securities or other financial instruments recorded in their name. Such payment by the Company to the Depositary will effect full discharge of the Company’s obligations in this regard.

VI. DISSOLUTION – LIQUIDATION

17.1. The Company may be dissolved at any time by a resolution of the General Meeting, acting in accordance with the conditions prescribed for the amendment of the Articles. The General Meeting appoints one or more liquidators, who need not be shareholders, to carry out the liquidation, and determines their number, powers and remuneration. Unless otherwise decided by the General Meeting, the liquidators have full powers to realise the Company’s assets and pay its liabilities.

17.2. The surplus after realisation of the assets and payment of the liabilities is distributed to the shareholders in proportion to the shares held by each of them.

VII. GENERAL PROVISION

18.1. Notices and communications may be made or waived and circular resolutions may be evidenced in writing, fax, email or any other means of electronic communication.

18.2. Powers of attorney are granted by any of the means described above. Powers of attorney in connection with Board meetings may also be granted by a director, in accordance with such conditions as may be accepted by the Board.

18.3. Signatures may be in handwritten or electronic form, provided they fulfil all legal requirements for being deemed equivalent to handwritten signatures. Signatures of circular resolutions or resolutions adopted by telephone or video conference are affixed to one original or several counterparts of the same document, all of which taken together constitute one and the same document.

18.4. All matters not expressly governed by these Articles shall be determined in accordance with the applicable law and, subject to any non-waivable provisions of the law, with any agreement entered into by the shareholders from time to time.

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Exhibit E

Composition of the Members of the New Pacific

Drilling Board and Officers of the Reorganized Debtors

Pursuant to Article 5.16 of the Plan, and in accordance with section 1129(a)(5) of the Bankruptcy Code, this Plan Supplement sets forth the Members of the New Board of Reorganized PDSA and the Officers of the Reorganized Debtors identified as of the Effective Date.

List of Members of the New Pacific Drilling Board

Matthew Ralls (Chairman) – Mr. Ralls’ diverse operational, financial and executive management experience in various roles in the oil and gas industry provides the Board with a wealth of expertise from which to draw. Mr. Ralls’ recent service as an Independent Director at Cabot Oil & Gas Corporation and his combined fifteen years’ executive management experience at Rowan Companies plc and GlobalSanteFe Corporation, both international contract drilling companies, provides valuable management and financial expertise. Prior to his drilling industry experience, Mr. Ralls served as Executive Vice President of a public upstream oil and gas company. In his service to the Board, Mr. Ralls will also be able to draw from his 17 years of experience in various banking management positions with three large Texas-based commercial lenders to the energy industry. Mr. Ralls has held positions of leadership on the boards of several industry trade associations, including the International Association of Drilling Contractors and the American Petroleum Institute.

Daniel Han – Mr. Han serves as a Managing Director and Co-Head of the North American investment team of Strategic Value Partners LLC, which he joined in 2014. From 2002 to 2014, Mr. Han was with Wellspring Capital Management, most recently as a Principal and a member of Wellspring’s Investment Committee. From 2000 to 2002, Mr. Han was an Investment Banking Analyst in the Mergers and Acquisitions Group at J.P. Morgan. Mr. Han received a bachelor of science degree from the University of Virginia McIntire School of Commerce with a concentration in Finance in 2000. Mr. Han is on the Board of Directors of Genco Shipping and Trading, Ltd., SH-130 Holdings, LLC, and OHB Holdings LLC (Orleans Homebuilders), and was formerly on the Board of Directors at Aromair Fine Fragrance Company Inc. (formerly the US division of Jeyes), Dave & Buster’s, Inc., GSE Holdings, Inc. (GSE Environmental), JW Aluminum, Inc., Resco Products Inc., and Patriot Container Corp. (Wastequip).

Donald Platner – Mr. Platner is an Investment Analyst at Abrams Capital, which he joined in 2013. Prior to joining the firm he was a member of Goldman Sachs’s Special Situations Group. Mr. Platner is a graduate of Duke University.

Kiran Ramineni – Mr. Ramineni is a Vice President at Avenue Capital Group with a focus on energy & utility investments. Prior to joining the firm in 2014, he was a Senior Vice President of strategy and finance at U.S. Power Generating Company since 2007. Mr. Ramineni has B.S. from Indiana University and an M.B.A. from the Yale School of Management.

The above-listed individuals will be members of the New Board of Reorganized PDSA. On and after the Effective Date, the vacant seats on the New Board of Reorganized PDSA, as well as the future selection of board members, will be determined in accordance with the applicable organizational documents of Reorganized PDSA.

The Debtors, in consultation with the Ad Hoc Group, continue to conduct a search process, with the assistance of an executive search and recruiting firm, to identify and designate the remaining directors of the New Board of Reorganized Debtors.

Nature of Compensation for Members of the New Pacific Drilling Board

On and after the Effective Date, the compensation of the above listed board members, other than the Chairman of the New Board of Reorganized PDSA, will be determined in accordance with the applicable organizational documents of Reorganized PDSA.

List of Officers of the Reorganized Debtors and Nature of Compensation

The existing officers of the Debtors as of the Petition Date shall remain in their current capacities as officers of the Reorganized Debtors on and after the Effective Date, subject to the ordinary rights and powers of the New Board of Reorganized PDSA to remove or replace such officers in accordance with the applicable organizational documents of Reorganized PDSA and any applicable employment agreements. The nature of compensation for such officers shall continue in such form as existing immediately prior to the Effective Date, except with respect to such officers’ participation in the Management Incentive Plan that will be adopted by the New Board of Reorganized PDSA after the Effective Date.

Exhibit F

Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

PACIFIC DRILLING S.A.

AND

THE OTHER PARTIES LISTED

ON SCHEDULE I HERETO

Dated as of [•], 2018

TABLE OF CONTENTS

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the “Agreement”), dated as of [•], 2018, is by and among Pacific Drilling S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg having its registered office at 8-10, Avenue de la Gare, L-610, Luxembourg and registered with the Luxembourg register of commerce and companies under registration number B159658 (including any of its successors by merger, acquisition, reorganization, conversion or otherwise, the “Company”), and the Persons set forth on Schedule I hereto. Unless otherwise indicated, capitalized terms used herein shall have the meanings ascribed to such terms in Section 1.01.

WITNESSETH:

WHEREAS, the parties hereto desire to provide for, among other things, the grant of registration rights with respect to the Registrable Securities (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and subject to the satisfaction or waiver of the conditions hereof, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Adverse Disclosure” means public disclosure of material non-public information that, in the Board of Directors’ good faith judgment, after consultation with independent outside counsel to the Company, would be required to be made in any Registration Statement filed with the Commission by the Company so that such Registration Statement would not contain a material misstatement of fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, would not be required to be publicly disclosed at such time but for the filing of such Registration Statement, and which information the Company has a bona fide business purpose for not disclosing publicly at such time.

“Affiliate” has the meaning specified in Rule 12b-2 under the Exchange Act; provided that no Holder shall be deemed an Affiliate of the Company or its Subsidiaries for purposes of this Agreement; provided further that neither portfolio companies (as such term is commonly used in the private equity industry) of a Holder nor limited partners, non-managing members or other similar direct or indirect investors in a Holder shall be deemed to be Affiliates of such Holder. The term “Affiliated” has a correlative meaning.

“Agreement” has the meaning set forth in the preamble.

“Authorized Agent” has the meaning set forth in Section 3.10.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 promulgated under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks located in New York, New York are required or authorized by law or executive order to be closed.

“Closing Price” means, with respect to the Registrable Securities, as of any date of determination, (i) if the Registrable Securities are listed on a national securities exchange, the closing price per share of a Registrable Security on such date published in The Wall Street Journal (National Edition) or, if no such closing price

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on such date is published in The Wall Street Journal (National Edition), the average of the closing bid and asked prices on such date, as officially reported on the principal national securities exchange on which the Registrable Securities are then listed or admitted to trading; or (ii) if the Registrable Securities are not listed or admitted to trading on any national securities exchange, the last sale price or, if such last sale price is not reported, the average of the high bid and low asked prices in the over-the-counter market on such date, as reported by The New York Stock Exchange or such other system then in use; or (iii) if on any such date the Registrable Securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Registrable Securities selected by the Company; or (iv) if none of (i), (ii) or (iii) is applicable, a market price per share determined in good faith by the Board of Directors. If trading is conducted on a continuous basis on any exchange, then the closing price shall be as set forth at 4:00 p.m. New York City time.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means shares of the Company’s common shares, par value $0.01 per share.

“Company” has the meaning set forth in the preamble.

“Company Public Sale” has the meaning set forth in Section 2.03(a).

“Company Share Equivalents” means the any securities exercisable, exchangeable or convertible into Company Shares and any options, warrants or other rights to acquire Company Shares.

“Company Shares” means shares of Common Stock, any securities into which such shares of Common Stock shall have been changed, or any securities resulting from any reclassification, recapitalization or similar transactions with respect to such shares of Common Stock.

“Demand Registration” has the meaning set forth in Section 2.01(a).

“Determination Date” has the meaning set forth in Section 2.02(g).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Foreign Private Issuer” means a “foreign private issuer,” as defined in Rule 405 under the Securities Act.

“Form S-1” means a registration statement on Form S-1 under the Securities Act (subject to Section 1.02(a)(vii)).

“Form S-3” means a registration statement on Form S-3 under the Securities Act (subject to Section 1.02(a)(vii)).

“Form S-4” means a registration statement on Form S-4 under the Securities Act (subject to Section 1.02(a)(vii)).

“Form S-8” means a registration statement on Form S-8 under the Securities Act (subject to Section 1.02(a)(vii)).

“Governmental Authority” means any United States federal, state, local (including county or municipal) or foreign governmental, regulatory or administrative authority, agency, division, instrumentality, commission, court, judicial or arbitral body or any securities exchange or similar self-regulatory organization.

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“Holder” means any holder of Registrable Securities that is set forth on Schedule I hereto or that succeeds to rights hereunder pursuant to Section 3.06.

“Initiating Shelf Take-Down Holder” has the meaning set forth in Section 2.02(f)(i).

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.

“Loss” or “Losses” has the meaning set forth in Section 2.09(a).

“Market Price” means, on any date of determination, the average of the daily Closing Price of the Registrable Securities for the immediately preceding thirty (30) days on which the national securities exchanges are open for trading.

“Marketed Underwritten Shelf Take-Down” has the meaning set forth in Section 2.02(f)(iii).

“Marketed Underwritten Shelf Take-Down Notice” has the meaning set forth in Section 2.02(f)(iii).

“Maximum Offering Size” means, with respect to any offering that is underwritten, the number of securities that, in the good-faith opinion of the managing underwriter or underwriters in such offering (as evidenced by a written notice to the relevant Holders and the Company), can be sold in such offering without being likely to have a significant adverse effect on the price, timing or the distribution of the securities offered or the market for the securities offered.

“Participating Holder” means, with respect to any Registration, including a Company Public Sale or Shelf Take-Down, any Holder of Registrable Securities participating as a selling Holder in such Registration; provided that a Holder shall not be considered a Participating Holder in connection with a Shelf Registration unless and until such Holder participates in a Shelf Take-Down.

“Permitted Assignee” has the meaning set forth in Section 3.06.

“Person” means any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a Governmental Authority or political subdivision thereof or any other entity.

“Piggyback Registration” has the meaning set forth in Section 2.03(a).

“Postponing Officer’s Certificate” has the meaning set forth in Section 2.01(b).

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus.

“Registrable Securities” means any Company Shares or any other securities that may be issued or distributed or be issuable or distributable in respect of, or in substitution for, any Company Shares by way of conversion, exercise, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case whether now owned or hereafter acquired by a Holder; provided, however, that any such Registrable Securities shall cease to be Registrable Securities to the extent (i) a Registration Statement with respect to the sale of such Registrable Securities has been declared effective under the Securities Act and such Registrable Securities have been disposed of in accordance with the plan of distribution set forth in such Registration Statement, (ii) such Registrable Securities have been distributed pursuant to Rule 144 or Rule 145 of the Securities Act (or any successor rule), (iii) a Registration Statement on Form S-8 covering such Registrable Securities is effective or [(iv) (x) the aggregate number of such securities held by the applicable Holder and its Affiliates is less than the number that would subject the distribution thereof to any volume limitation or other restrictions on transfer under Rule 144 and such Holder is able to immediately distribute such securities publicly

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without any restrictions on transfer (including without application of paragraphs (c), (d), (e), (f) and (h) of Rule 144) and (y) the Holder of such securities and its Affiliates own less than [1%] of the outstanding shares of Common Stock on a fully diluted basis. Each party to this Agreement shall promptly respond to reasonable written requests by the Company from time to time to advise the Company as to the number of Registrable Securities that it holds that are subject to this Agreement].

“Registration” means a registration with the Commission of the offer and sale of the Company’s securities to the public under a Registration Statement. The term “Register” shall have a correlative meaning.

“Registration Expenses” has the meaning set forth in Section 2.08.

“Registration Statement” means any registration statement of the Company that covers the offer and sale of Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the Commission under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Representatives” means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person associated with, or acting on behalf of, such Person.

“Requesting Holder(s)” means, with respect to a Demand Registration, Shelf Registration or Shelf Take-Down, as applicable, the Holder (or Holders, as the case may be) that initiated such Registration or Shelf Take-Down, as the case may be; provided, that all other conditions to such Registration or Self Take-Down are met.

“Requesting Shelf Registration Notice” has the meaning set forth in Section 2.02(b).

“Rule 144” means Rule 144 (or any successor provisions) under the Securities Act.

“SEC Guidance” means (i) any publicly available written questions and answers, guidance, forms, comments, or requirements of the Commission or its staff, (ii) the Securities Act and (iii) any other rules and regulations of the Commission.

“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Shelf Period” has the meaning set forth in Section 2.02(c).

“Shelf Registration” has the meaning set forth in Section 2.02(a).

“Shelf Registration Notice” has the meaning set forth in Section 2.02(a).

“Shelf Registration Statement” means a Registration Statement filed with the Commission pursuant to Section 2.02.

“Shelf Suspension” has the meaning set forth in Section 2.02(e).

“Shelf Take-Down” has the meaning set forth in Section 2.02(f)(i).

“Shelf Trigger Date” has the meaning set forth in Section 2.02(a).

“Specified Courts” has the meaning set forth in Section 3.10.

“Stockholder Party” has the meaning set forth in Section 2.09(a).

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“Subsidiary” means, with respect to any Person, any entity of which (i) a majority of the total voting power of shares of stock or equivalent ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or other members of the applicable governing body thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if no such governing body exists at such entity, a majority of the total voting power of shares of stock or equivalent ownership interests of the entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing member or general partner of such limited liability company, partnership, association or other business entity.

“Suspending Officer’s Certificate” has the meaning set forth in Section 2.02(e).

“Ten Percent Holder(s)” means a Holder that, together with its Affiliates, beneficially owns at least 10% of the outstanding Common Stock.

“Underwritten Offering” means a Registration in which securities of the Company are sold to an underwriter or underwriters (or other counterparty) for reoffering to the public.

“Underwritten Shelf Take-Down Notice” has the meaning set forth in Section 2.02(f)(ii).

“Valid Business Reason” has the meaning set forth in Section 2.01(b).

“Well-Known Seasoned Issuer” means a “well-known seasoned issuer” as defined in Rule 405 promulgated under the Securities Act and which (a) (i) is a “well-known seasoned issuer” under paragraph (1)(i)(A) of such definition or (ii) is a “well-known seasoned issuer” under paragraph (1)(i)(B) of such definition and is also eligible to Register a primary offering of its securities relying on General Instruction I.B.1 of Form S-3 under the Securities Act and (b) is not an “ineligible issuer” as defined in Rule 405 promulgated under the Securities Act.

SECTION 1.02. Other Interpretive Provisions. (a) In this Agreement, except as otherwise provided:

(i) A reference to an Article, Section, Schedule or Exhibit is a reference to an Article or Section of, or Schedule or Exhibit to, this Agreement, and references to this Agreement include any recital in or Schedule or Exhibit to this Agreement.

(ii) The Schedules and Exhibits form an integral part of and are hereby incorporated by reference into this Agreement.

(iii) Headings and the Table of Contents are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.

(iv) Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the masculine include the feminine and vice versa, and words importing persons include corporations, associations, partnerships, joint ventures and limited liability companies and vice versa.

(v) Unless the context otherwise requires, the words “hereof” and “herein,” and words of similar meaning refer to this Agreement as a whole and not to any particular Article, Section or clause. The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”

(vi) A reference to any legislation or to any provision of or form or rule promulgated under any legislation shall include any amendment, modification, substitution or re-enactment thereof.

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(vii) For so long as the Company qualifies as a Foreign Private Issuer as defined under Rule 405 under the Securities Act, and if the Company so chooses to take advantage of such Foreign Private Issuer designation, any references in this Agreement to a form or filing that may be made by a domestic registrant shall be deemed to be references to the corresponding form or filing that may be made by an entity that is a Foreign Private Issuer.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intention or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

REGISTRATION RIGHTS

SECTION 2.01. Demand Registration.

(a) Request for Demand Registration. Subject to Section 2.11, at any time, and from time to time, a Requesting Holder that is a Ten Percent Holder (along with any other Requesting Holder that is also a Ten Percent Holder) may make up to [three (3)] written requests (each, a “Demand Registration Notice”) to the Company to register, and the Company shall register, under the Securities Act (other than pursuant to a Registration Statement on Form S-4 or S-8), in accordance with the terms of this Agreement, the number of Registrable Securities stated in each such request (a “Demand Registration”), provided, however, and subject to the provisions of Section 2.11, that the Company shall not be obligated to effect (i) more than [two (2)] such Demand Registrations in any 12-month period in the aggregate for all Requesting Holders and (ii) any Demand Registration with respect to which such Requesting Holder (or Requesting Holders, as the case may be) proposes to sell Registrable Securities (including any Registrable Securities proposed to be sold by other Holders pursuant to Section 2.01(c)) in such Demand Registration at an anticipated aggregate offering price (calculated based upon the Market Price of the Registrable Securities on the date on which the Company receives the written request for such Demand Registration) to the public of less than $150 million unless such Demand Registration includes at least [20%] of the then-outstanding Registrable Securities; provided, however, that such Demand Registration shall not be considered a Demand Registration for the purposes of subclause (a)(i) above if, after a Demand Registration becomes effective, (1) such Demand Registration is interfered with by any stop order or other order of the Commission or other Governmental Authority, or (2) if the Maximum Offering Size determined in accordance with Section 2.01(f) is less than [seventy-five percent (75%)] of the Registrable Securities sought to be included in such Demand Registration by the Requesting Holder(s) and by other Holders pursuant to Section 2.01(c). Each request for a Demand Registration by a Requesting Holder (or Requesting Holders, as the case may be) shall state the amount of the Registrable Securities proposed to be sold and the intended method of disposition thereof; provided, that a Demand Registration shall not provide for an offering on a delayed or continuous or “shelf” basis and such Registrations shall be required only in accordance with Section 2.02. Subject to this Section 2.01 and Section 1.02(a)(vii), the Company shall effect such Demand Registration on Form S-1 unless it is otherwise then eligible to effect such Registration on Form S-3. For the avoidance of doubt, a Holder that, together with its Affiliates, does not beneficially own at least 10% of the outstanding Common Stock, may not join with another such Holder to reach the 10% threshold required to exercise demand registration rights pursuant to this Section 2.01; provided, that any such Holders and their Affiliates may join with another Holder to reach either the [20]% threshold or $[150] million threshold for purposes of this Section 2.01.

(b) Limitations on Demand Registrations. If the Board of Directors, in its good faith judgment, determines that the registration of Registrable Securities pursuant to a Demand Registration, or the amendment or supplement of a Registration Statement filed pursuant to a Demand Registration, would materially interfere with any material financing, acquisition, corporate reorganization or merger or other material transaction involving the Company or would require the Company to make an Adverse Disclosure (a “Valid Business Reason”), and the Company furnishes to the Requesting Holder (or Requesting Holders, as the case may be) a certificate signed by the Chief Executive Officer or any other senior executive officer of the Company stating such (the “Postponing Officer’s Certificate”), (i) the Company may postpone the filing or effectiveness of the Registration Statement (but not the preparation of the Registration Statement) relating to such Demand Registration and (ii) in the

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case of a Registration Statement that has been filed with respect to a Demand Registration, the Company may postpone amending or supplementing such Registration Statement, in the case of (i) and (ii) until such Valid Business Reason ceases to exist (a “Demand Suspension”), but in no event shall any such postponement be for more than [sixty (60)] days after the date of the Demand Registration Notice or, if later, the occurrence of the Valid Business Reason. In the event of any such postponement, the Requesting Holder (or requesting Holders, as the case may be) initiating such Demand Registration shall be entitled to withdraw the Demand Registration request by written notice to the Company and, if such request is withdrawn, it shall not count as a Demand Registration hereunder. In addition to the Postponing Officer’s Certificate discussed above, the Company shall promptly give written notice to the Requesting Holder (or Requesting Holders, as the case may be) once the Valid Business Reason for such postponement no longer exists. Notwithstanding anything to the contrary contained herein, the Company may not postpone a filing, amendment or supplement under this Section 2.01(b) due to a Valid Business Reason for more than an aggregate of one hundred twenty (120) days during any 12-month period. Each Holder shall keep confidential the fact that a Demand Suspension is in effect, the Postponing Officer’s Certificate and its contents unless and until otherwise notified by the Company, except (A) for disclosure to such Holder’s employees, agents and professional advisers who reasonably need to know such information for purposes of assisting the Holder with respect to its investment in the Company Shares and agree to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners or other direct or indirect investors who have agreed to keep such information confidential, (C) if and to the extent such matters are publicly disclosed by the Company or any of its Subsidiaries or any other Person that, to the actual knowledge of such Holder, was not subject to an obligation or duty of confidentiality to the Company and its Subsidiaries, (D) as required by law, rule or regulation, provided that the Holder gives prior written notice to the Company of such requirement and the contents of the proposed disclosure to the extent it is permitted to do so under applicable law, and (E) for disclosure to any other Holder.

(c) Incidental or “Piggy-Back” Rights with Respect to a Demand Registration. Each of the Holders (other than the Requesting Holder(s) that requested the relevant Demand Registration under Section 2.01(a)) may offer such Holder’s Registrable Securities under any such Demand Registration pursuant to this Section 2.01(c). The Company shall (i) as promptly as practicable, but in no event later than [five (5)] days after the receipt of a request for a Demand Registration from any Requesting Holder(s), give written notice thereof to all of the Holders (other than such Requesting Holder(s)), which notice shall specify the number of Registrable Securities subject to the request for Demand Registration, the name of the Requesting Holder(s) and the intended method of disposition of such Registrable Securities and (ii) subject to Section 2.01(f), include in the Registration Statement filed pursuant to such Demand Registration all of the Registrable Securities requested by such Holders for inclusion in such Registration Statement from whom the Company has received a written request for inclusion therein within [fifteen (15)] days after the delivery in accordance with Section 3.03 to such Holders of such written notice referred to in clause (i) above. Each such request by such Holders shall specify the number of Registrable Securities proposed to be registered. Any Holder may waive its rights under this Section 2.01(c) prior to the expiration of such [fifteen (15)] days day period by giving written notice to the Company.

(d) Effective Demand Registration. Subject to Sections 2.01(a) and (b), the Company shall use its commercially reasonable efforts to file a Registration Statement relating to the Demand Registration as promptly as practicable (but in no event later than (1) [sixty (60) days] after it receives a Demand Registration Notice under Section 2.01(a) hereof, if such Demand Registration Notice is received on or before the date that is [180 days] following the date of this Agreement, or (2) [forty-five (45)] days after it receives a Demand Registration Notice under Section 2.01(a) hereof, if such Demand Registration Notice is received on or after the date that is [181] days following the date of this Agreement) and shall use its commercially reasonable efforts to cause such Registration Statement to become effective as promptly as practicable thereafter. Except as provided herein, the Company shall use its reasonable best efforts to keep any Demand Registration filed pursuant to Section 2.01(a) continuously effective under the Securities Act until the earliest of (i) the date as of which all Registrable Securities have been sold pursuant to such Demand Registration or another Registration Statement filed under the Securities Act, (ii) the date on which this Agreement terminates under Section 3.01 with respect to all Participating Holders and (iii) such shorter period as all of the Participating Holders with respect to such Demand Registration shall agree in writing; provided, however, that the Company shall be provided adequate time as reasonably necessary to provide the Commission with any required updates to the Registration Statement to maintain the continued effectiveness of such Registration Statement.

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(e) Expenses and Withdrawal. The Company shall pay all Registration Expenses in connection with a Demand Registration, whether or not such Demand Registration becomes effective or such Demand Registration is completed and whether or not all or any portion of the Registrable Securities originally requested to be included in such Demand Registration are ultimately included. Each Participating Holder (including the Requesting Holder(s)) shall be permitted to withdraw all or part of its Registrable Securities from a Demand Registration at any time prior to the execution of the underwriting agreement in connection with such Demand Registration.

(f) Underwriting Procedures. If the Requesting Holder(s) making a Demand Registration request under Section 2.01(a) so elect in the Demand Registration Notice, the Company shall use its commercially reasonable best efforts to cause the offering made pursuant to such Demand Registration pursuant to this Section 2.01 to be in the form of a firm commitment underwritten offering. In connection with any Demand Registration under this Section 2.01 involving an underwritten offering, none of the Registrable Securities held by any Holder making a request for inclusion of such Registrable Securities pursuant to Sections 2.01(a) and (c) shall be included in such underwritten offering unless, at the request of the underwriters for such Demand Registration, such Holder enters into an underwriting agreement pursuant to the terms of Section 2.06(a) hereof and then only in such quantity as set forth below. If the managing underwriter or underwriters of any proposed Demand Registration informs the Holders that have requested to participate in such Demand Registration that, in its or their good-faith opinion, the number of securities which such Holders intend to include in such offering exceeds the Maximum Offering Size, then the aggregate number of securities to be included in such Demand Registration shall be the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect on such Demand Registration, which number shall be allocated (i) first, to 100% of the Registrable Securities requested to be included in such Demand Registration by the Requesting Holder(s), on a pro rata basis among any Requesting Holders and (ii) second, to the Registrable Securities requested to be included in such Demand Registration by any Holder who is not a Requesting Holder, on a pro rata basis among any Holder(s) that is not a Requesting Holder, in each case, based on the relative number of Registrable Securities so requested to be included by each such Holder. The Holders of a majority of the Registrable Securities to be included in any Demand Registration shall have the right to select, subject to the prior written consent of the Company (not to be unreasonably withheld or delayed), the managing underwriter or underwriters to administer such offering.

(g) Certain Undertakings. Notwithstanding any other provisions of this Agreement to the contrary, the Company shall cause (i) each Demand Registration Statement (as of the effective date thereof), any amendment thereof (as of the effective date thereof) or supplement thereto (as of its date), (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, and (ii) any related Prospectus (including any preliminary Prospectus) or Issuer Free Writing Prospectus and any amendment thereof or supplement thereto, as of its date, (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, the Company shall have no such obligations or liabilities with respect to any written information pertaining to any Holder and furnished in writing to the Company by or on behalf of such Holder specifically for inclusion therein.

SECTION 2.02. Shelf Registration.

(a) Initial Shelf Registration. Upon the Company becoming eligible for use of Form S-3 in connection with a secondary public offering of its equity securities (the “Shelf Trigger Date”), the Company shall use its reasonable best efforts to prepare and file with the Commission within [thirty (30) days] a Shelf Registration Statement on Form S-3 (or Form F-3) covering the resale of all Registrable Securities requested to be included therein in accordance with this Section 2.02(a), and to cause such Shelf Registration Statement to become effective as promptly as practicable thereafter. If at the time of filing of such Shelf Registration Statement the Company is eligible for use of an Automatic Shelf Registration Statement, then such Shelf Registration Statement shall be filed as an Automatic Shelf Registration Statement in accordance with Section 2.02(g). The Company shall promptly deliver a written notice (a “Shelf Registration Notice”) of such Shelf Registration to all Holders, as promptly as practicable following the Shelf Trigger Date, and in any event within five [(5) days] thereafter, and the Company shall include in such Shelf Registration Statement all such Registrable Securities of such Holders for which the

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Company has received written requests, which requests must specify the aggregate amount of such Registrable Securities of such Holder to be included in the Shelf Registration Statement and such requests must be received within [ten (10) days] after the date that such Shelf Registration Notice has been delivered to such Holder. The Shelf Registration Statement described in this Section 2.02(a) shall relate to the offer and sale of the Registrable Securities by the Holders thereof from time to time in accordance with the methods of distribution set forth in the applicable Shelf Registration Statement (hereinafter the “Shelf Registration”). The Company shall use its reasonable best efforts to address any comments from the Commission regarding such Shelf Registration Statement and to advocate with the Commission for the Registration of all Registrable Securities in accordance with SEC Guidance. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the Registrable Securities on any Shelf Registration Statement, such Shelf Registration Statement shall include the resale of a number of Registrable Securities which is equal to the maximum number of shares as is permitted by the Commission. In such event, the number of Registrable Securities to be included for each Holder in the applicable Shelf Registration Statement shall be reduced pro rata among all Holders requesting to be included in the applicable Shelf Registration Statement.

(b) Subsequent Requests for Shelf Registration. If at any time subsequent to the Shelf Registration Statement filed pursuant to Section 2.02(a) hereof, the Company receives a Demand Registration Notice from a Requesting Holder (or Requesting Holders, as the case may be) requesting a Demand Registration in the form of a Shelf Registration Statement (a “Requesting Shelf Registration Notice”) to include Registrable Securities not already included for registration on the Shelf Registration Statement filed pursuant to Section 2.02(a) hereof, the Company shall use its reasonable best efforts to prepare and file with the Commission, within [thirty (30) days] after it receives a Requesting Shelf Registration Notice, a Shelf Registration Statement (or an amendment to an existing Shelf Registration Statement) covering the resale of all Registrable Securities that such Requesting Holder (or Requesting Holders, as the case may be) requests, pursuant to the Requesting Shelf Registration Notice, to include in such Shelf Registration Statement, and shall cause such Shelf Registration Statement to become effective as promptly as practicable. Promptly upon delivery of such Requesting Shelf Registration Notice by such Requesting Holder(s) (but in no event more than [five (5) days] thereafter), the Company shall promptly deliver a Shelf Registration Notice to all Holders (other than the Requesting Holder(s)), and the Company shall include in such Shelf Registration Statement all such Registrable Securities of such Holders for which the Company has received written requests, which requests must specify the aggregate amount of such Registrable Securities of such Holder to be included in the Shelf Registration Statement and such requests must be received within [ten (10)] days after the date that such Shelf Registration Notice has been delivered. If at the time of filing of such Shelf Registration Statement the Company is eligible for use of an Automatic Shelf Registration Statement, then such Shelf Registration Statement shall be filed as an Automatic Shelf Registration Statement in accordance with Section 2.02(g).The Shelf Registration Statements described in this Section 2.02(b) shall relate to the offer and sale of the Registrable Securities by the Holders thereof from time to time in accordance with the methods of distribution set forth in the applicable Shelf Registration. The Company shall use its reasonable best efforts to address any comments from the Commission regarding such Shelf Registration Statement and to advocate with the Commission for the Registration of all Registrable Securities in accordance with SEC Guidance. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the Registrable Securities on any Shelf Registration Statement, such Shelf Registration Statement shall Register the resale of a number of Company Shares which is equal to the maximum number of shares as is permitted by the Commission. In such event, the number of Company Shares to be Registered for each Holder in the applicable Shelf Registration Statement shall be reduced pro rata among all such Holders. Notwithstanding anything to the contrary in this Section 2.02(b), the Company may satisfy its obligation to effectuate the registration of the resale of such Registrable Securities requested to be registered under this Section 2.02(b) by amending an existing Shelf Registration Statement to include such Registrable Securities.

(c) Continued Effectiveness. Except as provided herein, the Company shall use its reasonable best efforts to keep any Shelf Registration Statement filed pursuant to Section 2.02(a) or Section 2.02(b) continuously effective under the Securities Act until the earliest of (i) the date as of which all Registrable Securities have been sold pursuant to such Shelf Registration Statement or another Registration Statement filed under the Securities Act (but in no event prior to the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder), (ii) the date on which this Agreement terminates under Section 3.01 with respect to all Participating Holders and (iii) such shorter period as all of the Participating Holders with respect to such Shelf Registration shall agree in writing (such period of effectiveness, the “Shelf Period”).

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(d) Certain Undertakings. Notwithstanding any other provisions of this Agreement to the contrary, the Company shall cause (i) each Shelf Registration Statement (as of the effective date of such Shelf Registration Statement), any amendment thereof (as of the effective date thereof) or supplement thereto (as of its date), (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, and (ii) any related Prospectus (including any preliminary Prospectus) or Issuer Free Writing Prospectus and any amendment thereof or supplement thereto, as of its date, (A) to comply in all material respects with applicable SEC Guidance and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, the Company shall have no such obligations or liabilities with respect to any written information pertaining to any Holder and furnished in writing to the Company by or on behalf of such Holder specifically for inclusion therein. The Company agrees, to the extent necessary, to supplement or make amendments to each Shelf Registration Statement if required by the registration form used by the Company for the applicable Registration or by SEC Guidance, or as may reasonably be requested by any Participating Holder.

(e) Suspension of Registration. If the Board of Directors, in its good faith judgment, determines that a Valid Business Reason shall exist to postpone the filing, amendment, or supplement, or suspend the use, of a Shelf Registration Statement filed pursuant to Section 2.02(a) or Section 2.02(b) and the Company furnishes to the Requesting Holder (or Holders, as the case may be) a certificate signed by the Chief Executive Officer or any other senior executive officer of the Company (the “Suspending Officer’s Certificate”), then the Company may postpone the filing, amendment or supplement (but not the preparation thereof), and/or suspend use, of such Shelf Registration Statement (a “Shelf Suspension”); provided, however, that in no event shall such postponement or suspension be for more than [sixty (60)] days after the date of the applicable Registration Notice or Requesting Shelf Registration Notice delivered by the Requesting Holder(s) and the Company shall not be permitted to exercise a Shelf Suspension for more than an aggregate of [one hundred twenty (120) days], in each case, during any 12-month period; provided, further, that in the event of a Shelf Suspension, such Shelf Suspension shall terminate at such earlier time as such Valid Business Reason ceases to exist. Each Holder agrees that, upon delivery of a Suspending Officer’s Certificate, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the applicable Shelf Registration Statement until the Company informs such Holder in accordance with this Section 2.02(e), that the Shelf Suspension has been terminated. Each Holder shall keep confidential the fact that a Shelf Suspension is in effect, the Suspending Officer’s Certificate and its contents unless and until otherwise notified by the Company, except (A) for disclosure to such Holder’s employees, agents and professional advisers who reasonably need to know such information for purposes of assisting the Holder with respect to its investment in the Company Shares and agree to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners or other direct or indirect investors who have agreed to keep such information confidential, (C) if and to the extent such matters are publicly disclosed by the Company or any of its Subsidiaries or any other Person that, to the actual knowledge of such Holder, was not subject to an obligation or duty of confidentiality to the Company and its Subsidiaries, (D) as required by law, rule or regulation; provided that the Holder gives prior written notice to the Company of such requirement and the contents of the proposed disclosure to the extent it is permitted to do so under applicable law, and (E) for disclosure to any other Holder. In the case of a Shelf Suspension, the Holders agree to suspend use of the applicable Prospectus and any Issuer Free Writing Prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon delivery of the Suspending Officer’s Certificate. The Company shall immediately notify the Holders upon the termination of any Shelf Suspension, amend or supplement the Prospectus and any Issuer Free Writing Prospectus, if necessary, so it does not contain a material misstatement of fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and furnish to the Holders such numbers of copies of the Prospectus and any Issuer Free Writing Prospectus as so amended or supplemented as the Holders may reasonably request. The Company agrees, if necessary, to supplement or make amendments to each Shelf Registration Statement if required by the registration form used by the Company for the applicable Registration or by SEC Guidance, or as may reasonably be requested by any Holder. If the filing of any Registration Statement is suspended pursuant to this Section 2.02(e) and the related Registration Notice is withdrawn by the Requesting Holder(s), upon the termination of the Shelf Suspension, the Requesting Holder(s) may request a new Shelf Registration or Shelf Take-Down under Section 2.02(b) or

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Section 2.02(f) (which shall not be counted as an additional Marketed Underwritten Shelf Takedown for purposes of Section 2.11).

(f) Shelf Take-Downs.

(i) Subject to Section 2.11 and this Section 2.02(f), an offering or sale of Registrable Securities pursuant to a Shelf Registration Statement (each, a “Shelf Take-Down”) may be initiated by any Holder (or Holders, as the case may be) that has Registrable Securities registered for sale on such Shelf Registration Statement (an “Initiating Shelf Take-Down Holder”). The Company shall effect such Shelf Take-Down as promptly as practicable in accordance with this Agreement and except as set forth in Section 2.02(f)(iii) with respect to Marketed Underwritten Shelf Take-Downs, each such Initiating Shelf Take-Down Holder shall not be required to permit the offer and sale of Registrable Securities by other Holders in connection with any such Shelf Take-Down initiated by such Initiating Shelf Take-Down Holder(s).

(ii) Subject to Section 2.11, if the Initiating Shelf Take-Down Holder(s) so elects by written request to the Company, a Shelf Take-Down, with respect to which the anticipated aggregate offering price to the public (calculated based upon the Market Price of the Registrable Securities on the date on which the Company receives such written request) of the Registrable Securities that the Initiating Shelf Take-Down Holder(s) request to include in such Shelf Take-Down is at least $150 million, shall be in the form of an Underwritten Offering (an “Underwritten Shelf Take-Down Notice”), and the Company shall amend or supplement the applicable Shelf Registration Statement for such purpose as soon as practicable. Subject to clause (iii) below, such Initiating Shelf Take-Down Holder(s) shall have the right to select, subject to the prior written consent of the Company (not to be unreasonably withheld or delayed), the managing underwriter or underwriters to administer such offering.

(iii) If the plan of distribution set forth in any Underwritten Shelf Take-Down Notice includes a customary “road show” (including an “electronic road show”) or other substantial marketing effort by the Company and the underwriters over a period expected to exceed 48 hours (a “Marketed Underwritten Shelf Take-Down”), promptly upon delivery of such Underwritten Shelf Take-Down Notice (but in no event [less than ten (10) Business Days before the commencement of such substantial marketing efforts]), the Company shall promptly deliver a written notice (a “Marketed Underwritten Shelf Take-Down Notice”) of such Marketed Underwritten Shelf Take-Down to all Holders (other than the Initiating Shelf Take-Down Holder(s)), and the Company shall include in such Marketed Underwritten Shelf Take-Down all such Registrable Securities of such Holders that are Registered on such Shelf Registration Statement for which the Company has received written requests, which requests must specify the aggregate amount of such Registrable Securities of such Holder to be offered and sold pursuant to such Marketed Underwritten Shelf Take-Down, for inclusion therein within [five (5) Business Days] after the date that such Marketed Underwritten Shelf Take-Down Notice has been delivered; provided, that if the managing underwriter or underwriters of any proposed Marketed Underwritten Shelf Take-Down informs the Holders that have requested to participate in such Marketed Underwritten Shelf Take-Down that, in its or their good-faith opinion, the number of securities which such Holders intend to include in such offering exceeds the Maximum Offering Size, then the aggregate number of securities to be included in such Marketed Underwritten Shelf Take-Down shall be the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect on such Marketed Underwritten Shelf Take-Down, which number shall be allocated (i) first, to the Registrable Securities requested to be included in such Marketed Underwritten Shelf Take-Down by the Initiating Shelf Take-Down Holder(s), on a pro rata basis among any Initiating Shelf Take-Down Holders, and (ii) second to the Registrable Securities timely requested to be included in such Marketed Underwritten Shelf Take-Down by any Holder who is not an Initiating Shelf Take-Down Holder, on a pro rata basis among any other Holder(s) that is not an Initiating Shelf Take-Down Holder who has requested to be included in such Marketed Underwritten Shelf Take-Down, in each case, based on the relative number of Registrable Securities so requested to be included by each such Holder. The Holders of a majority of the Registrable Securities to be included in any Marketed Underwritten Shelf Take-Down shall have the right to select, subject to the prior written consent of the Company (not to be unreasonably withheld or delayed), the managing underwriter or underwriters to administer such offering.

(iv) The Company shall bear all Registration Expenses in connection with any Shelf Registration or any Shelf Take-Down, whether or not such Shelf Registration becomes effective or such Shelf Take-Down is completed and whether or not all or any portion of the Registrable Securities originally requested to be included in

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such Shelf Registration or Shelf Take-Down are ultimately included. Each Holder shall be permitted to withdraw all or part of its Registrable Securities from a Marketed Underwritten Shelf Take-Down at any time prior to the execution of the underwriting agreement in connection with such Marketed Underwritten Shelf Take-Down. Subject to Section 2.11, the number of Shelf Take-Downs that a Holder (or Holders, as the case may be) can initiate is unlimited.

(g) Automatic Shelf Registration Statements. Upon the Company becoming aware that it has become a Well-Known Seasoned Issuer (it being understood that the Company shall determine whether it has become a Well-Known Seasoned Issuer at the end of each calendar month beginning eleven months after the date of this Agreement), (i) the Company shall give written notice to all of the Holders as promptly as practicable but in no event later than ten (10) Business Days thereafter, and such notice shall describe, in reasonable detail, the basis on which the Company has become a Well-Known Seasoned Issuer, and (ii) the Company shall, as promptly as practicable and subject to any Shelf Suspension, Register, under an Automatic Shelf Registration Statement, the sale of all of the Registrable Securities in accordance with the terms of this Agreement. The Company shall use its reasonable best efforts to file such Automatic Shelf Registration Statement as promptly as practicable but in no event later than [thirty (30) days] after it becomes a Well-Known Seasoned Issuer, and to cause such Automatic Shelf Registration Statement to remain effective thereafter until the earlier of the date (x) on which all of the securities covered by such Shelf Registration Statement are no longer Registrable Securities and (y) on which the Company cannot extend the effectiveness of such Automatic Shelf Registration Statement [(including by filing a new and substantially similar Automatic Shelf Registration Statement)] because it is no longer eligible for use of Form S-3 or is otherwise prohibited from doing so pursuant to SEC Guidance. The Company shall give written notice of filing such Automatic Shelf Registration Statement to all of the Holders as promptly as practicable thereafter. At any time after the filing of an Automatic Shelf Registration Statement by the Company, if it is reasonably likely that it will no longer be a Well-Known Seasoned Issuer as of a future determination date (the “Determination Date”), as promptly as practicable and at least [thirty (30) days] prior to such Determination Date, the Company shall (A) give written notice thereof to all of the Holders and (B) use its reasonable best efforts to file a Registration Statement with respect to a Shelf Registration in accordance with this Section 2.02, treating all selling stockholders identified as such in the Automatic Shelf Registration Statement (and amendments or supplements thereto) as Requesting Holders and use all reasonable best efforts to have such Registration Statement declared effective. Any Registration pursuant to this Section 2.02(g) shall be deemed a Shelf Registration for purposes of this Agreement; provided, however that any Registration pursuant to this Section 2.02(g) shall not be counted as an additional Demand Registration for purposes of subclause (i) in Section 2.01(a).

SECTION 2.03. Piggyback Registration.

(a) Participation. If the Company at any time proposes to file a Registration Statement with respect to any offering of its Common Shares for its own account or for the account of any other Persons (other than pursuant to (i) a Registration Statement filed under Section 2.01 or Section 2.02, it being understood that this clause (i) does not limit the rights of Holders to make written requests pursuant to Section 2.01 or Section 2.02 or otherwise limit the applicability thereof, (ii) a Registration Statement on Form S-4 or Form S-8, (iii) a Registration of securities solely relating to an offering and sale to employees, directors or consultants of the Company or its Subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement, (iv) a Registration not otherwise covered by clause (ii) above pursuant to which the Company is offering to exchange its own securities for other securities, (v) a Registration Statement relating solely to dividend reinvestment or similar plans or (vi) a Shelf Registration Statement pursuant to which only the initial purchasers and subsequent transferees of debt securities of the Company or any of its Subsidiaries that are convertible or exchangeable for Company Shares and that are initially issued pursuant to Rule 144A and/or Regulation S (or any successor provisions) of the Securities Act may resell such debt securities and sell the Company Shares into which such debt securities may be converted or exchanged) (any such offering, other than pursuant to a Registration described in the foregoing clauses (i)-(vi), a “Company Public Sale”), then, (A) as soon as practicable (but in no event less than [ten (10) Business Days] prior to the proposed date of filing of such Registration Statement), the Company shall give written notice of such proposed filing to all Holders, and such notice shall offer each Holder the opportunity to Register under such Registration Statement such number of Registrable Securities as such Holder may request in writing delivered to the Company within [five (5) Business Days] of delivery of such written notice by the Company. Subject to Section 2.03(b), the Company shall include in such Registration Statement all such Registrable Securities that are requested by Holders to be included therein in compliance with the immediately foregoing sentence (a “Piggyback Registration”);

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provided, that if at any time after giving written notice of its intention to Register any equity securities and prior to the effective date of the Registration Statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to Register or to delay Registration of the equity securities covered by such Piggyback Registration, the Company shall give written notice of such determination to each Holder that had requested to Register its, his or her Registrable Securities in such Registration Statement and, thereupon, (1) in the case of a determination not to Register, shall be relieved of its obligation to Register any Registrable Securities in connection with such Registration (but not from its obligation to pay the Registration Expenses in connection therewith, to the extent payable) and (2) in the case of a determination to delay Registering, shall be permitted to delay Registering any Registrable Securities, for the same period as the delay in Registering the other equity securities covered by such Piggyback Registration. If the offering pursuant to such Registration Statement is to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant this Section 2.03(a), and each Holder making a request for a Piggyback Registration pursuant to this Section 2.03(a) must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such Underwritten Offering, subject to the conditions of Section 2.03(b). If the offering pursuant to such Registration Statement is to be on any other basis, the Company shall so advise the Holders as part of the written notice given pursuant to this Section 2.03(a), and each Holder making a request for a Piggyback Registration pursuant to this Section 2.03(a) must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis, subject to the conditions of Section 2.03(b). Each Holder shall be permitted to withdraw all or part of its Registrable Securities from a Piggyback Registration at any time prior to the effectiveness of such Registration Statement.

(b) Priority of Piggyback Registration. If the managing underwriter or underwriters of any proposed Underwritten Offering of Registrable Securities included in a Piggyback Registration informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their good-faith opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the Maximum Offering Size, then the aggregate number of securities to be included in such Registration shall be (i) first, 100% of the securities that the Company proposes to sell, (ii) second, the number of Registrable Securities that, in the good-faith opinion of such managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size, which number shall be allocated pro rata among the Holders that have requested to participate in such Registration based on the relative number of Registrable Securities so requested to be included by each such Holder and (iii) third, any other securities eligible for inclusion in such Registration that, in the good-faith opinion of the managing underwriter or underwriters, can be sold without exceeding the Maximum Offering Size.

(c) No Effect on Demand and Shelf Registrations. No Registration of Registrable Securities effected pursuant to a request under this Section 2.03 shall be deemed to have been effected pursuant to Section 2.01 or Section 2.02 or shall relieve the Company of its obligations under Section 2.01 or Section 2.02.

SECTION 2.04. Black-out Periods.

(a) Black-out Periods for Holders. In the case of any Company Public Sale or an offering of Registrable Securities pursuant to Section 2.01 or Section 2.02 that is an Underwritten Offering, each Participating Holder (and its Affiliates) beneficially owning Registrable Securities representing beneficial ownership of [5%] or more of the outstanding shares of Common Stock agrees with the Company, if requested by the managing underwriter or underwriters in such Underwritten Offering, to execute a lock-up agreement in customary form, in which the Participating Holders may be required to agree not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Company Shares (including Company Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Commission and Company Shares that may be issued upon exercise of any Company Share Equivalents) or securities convertible into or exercisable or exchangeable for Company Shares or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Company Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Company Shares or other securities, in cash or otherwise, in each case, during the period that is [sixty (60)] days (or such greater or lesser period as may be reasonably requested by the managing underwriter or underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst

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recommendations and opinions, including, but not limited to, the restrictions contained in the FINRA rules or any successor provisions or amendments thereto) after the date of the commencement of such Underwritten Offering, to the extent timely notified in writing by the Company or the managing underwriter or underwriters (or such other period as may be reasonably requested by the managing underwriter or underwriters); provided, that the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on (i) the Company, (ii) the Chief Executive Officer and/or the Chief Financial Officer of the Company (or persons in substantially equivalent positions), in their capacities as such, or (iii) on any other holder of more than 5% of the Company Shares, in each case, in connection with such Underwritten Offering; provided, further, that nothing herein will prevent any Participating Holder that is a partnership, limited liability company, corporation or other entity from making a distribution of Registrable Securities to the partners, members, stockholders or other equityholders thereof or a transfer to an Affiliate that is otherwise in compliance with the applicable securities laws, so long as such distributees or transferees agree to be bound by the restrictions set forth in this Section 2.04(a), or participating in any merger, acquisition or similar change of control transaction. Notwithstanding the foregoing, any lock-up agreement to be executed shall contain additional exceptions as may be agreed by the Participating Holders and the managing underwriter. This Section 2.04 shall not prohibit any transaction by any Participating Holder that is permitted by its lock-up agreement entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement is modified or waived by such managing underwriter or underwriters from time to time). The Company may impose stop-transfer instructions with respect to the Company Shares (or other securities) subject to the foregoing restriction until the end of the period referenced above.

(b) Black-out Period for the Company. In the case of an offering of Registrable Securities pursuant to Section 2.01 that is an Underwritten Offering, or pursuant to Section 2.02 that is an Underwritten Offering, the Company agrees, if requested by a Requesting Holder (or Requesting Holders, as the case may be) or the managing underwriter or underwriters in such Underwritten Offering, not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Company Shares and any Company Shares that may be issued upon exercise of any Company Share Equivalents) or securities convertible into or exercisable or exchangeable for Company Shares or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Company Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Company Shares or other securities, in cash or otherwise, in each case, during the period beginning [seven (7) days before, and ending sixty (60) days] (or such greater or lesser period as may be reasonably requested by the managing underwriter or underwriters and agreed to by the Requesting Holder(s)) (or such other period as may be reasonably requested by the managing underwriter or underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in the FINRA rules or any successor provisions or amendments thereto) after, the date of the commencement of such Underwritten Offering, to the extent timely notified in writing by a Requesting Holder or the managing underwriter or underwriters, as the case may be; provided, that the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on (i) the Chief Executive Officer and/or the Chief Financial Officer of the Company (or persons in substantially equivalent positions), in their capacities as such, or (ii) on any other holder of more than 5% of the Company Shares, in each case, in connection with such Underwritten Offering. If requested by the Requesting Holder(s) or the managing underwriter or underwriters of any such Underwritten Offering, the Company shall execute a separate lock-up agreement to the foregoing effect. This Section 2.04 shall not prohibit any transaction by the Company that is permitted by its lock-up agreement or provision entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement or provision is modified or waived by such managing underwriter or underwriters from time to time). Notwithstanding the foregoing, the Company may effect a public sale or distribution of securities of the type described above and during the periods described above if such sale or distribution is made pursuant to registrations on Form S-4 or Form S-8 or as part of any registration of securities for offering and sale to employees, directors or consultants of the Company and its Subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement. Notwithstanding anything to the contrary in this Agreement, and subject to Section 2.11, the time periods during which the Company shall be required to file a registration statement or otherwise effect an offering of securities pursuant to Section 2.01 or Section 2.02 shall be extended for a period equal to the lock-up period required under

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this Section 2.04(b) to the extent any Holder shall make a request for an offering or sale of securities under any such provision while any lock-up provision shall be in effect.

(c) Other Shareholders. The Company agrees to use its reasonable best efforts to obtain from each of its directors and executive officers an agreement not to effect any public sale or distribution of such securities during any period referred to in this Section 2.04, except as part of any sales or distributions made pursuant to Registrations permitted under Section 2.04(b). Without limiting the foregoing (but subject to Section 2.07), if after the date hereof the Company or any of its Subsidiaries grants any Person any rights to demand or participate in a Registration, the Company shall, and shall cause its Subsidiaries to, provide that the agreement with respect thereto shall include such Person’s agreement to comply with any black-out period required by this Section 2.04 as if it were a Holder hereunder. If requested by the Participating Holder(s) or the managing underwriter or underwriters of any such Underwritten Offering, the Company shall use reasonable best efforts to cause such persons referred to in the first sentence of this Section 2.04(c) to execute a separate agreement to the foregoing effect. This Section 2.04 shall not prohibit any transaction by such person that is permitted by its lock-up agreement entered into in connection with an Underwritten Offering with the managing underwriter or underwriters in such Underwritten Offering (as such lock-up agreement is modified or waived by such managing underwriter or underwriters from time to time). The Company may impose stop-transfer instructions with respect to the Company Shares (or other securities) subject to the foregoing restriction until the end of the period referenced above.

SECTION 2.05. Registration Procedures.

(a) In connection with the Company’s Registration obligations under Sections 2.01, 2.02 and 2.03 and subject to the applicable terms and conditions set forth therein, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the plan of distribution requested by the Participating Holder(s) and set forth in the applicable Registration Statement as expeditiously as reasonably practicable, and in connection therewith the Company shall:

(i) prepare the required Registration Statement, including all exhibits and financial statements required under the Securities Act to be filed therewith, and before filing a Registration Statement, Prospectus or any Issuer Free Writing Prospectus, or any amendments or supplements thereto, (x) furnish to the underwriters, if any, and the Participating Holders, if any, copies of all documents prepared to be filed, and provide such underwriters and the Participating Holders and their respective counsel with a reasonable opportunity to review and comment on such documents prior to their filing and (y) except in the case of a Registration under Section 2.03, not file any Registration Statement or Prospectus or amendments or supplements thereto to which any Participating Holder or the underwriters, if any, shall reasonably object; provided, that, if the Registration is pursuant to a Registration Statement on Form S-1 or Form S-3 or any similar short-form Registration Statement, the Company shall include in such Registration Statement such additional information for marketing purposes as any Participating Holder or managing underwriter reasonably requests in writing; provided, that the Company may exclude such additional information from the Registration Statement if in its opinion, in consultation with outside legal counsel, such information contains a material misstatement of fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(ii) prepare and file with the Commission such pre- and post-effective amendments to such Registration Statement, supplements to the Prospectus and such amendments or supplements to any Issuer Free Writing Prospectus as may be (x) reasonably requested by any Participating Holder (to the extent such request relates to information relating to such Participating Holder), or (y) necessary to keep such Registration effective for the period of time required by this Agreement, and comply with provisions of the applicable securities laws and SEC Guidance with respect to the sale or other disposition of all securities covered by such Registration Statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in such Registration Statement, and prior to the filing of such amendments and supplements, furnish such amendments and supplements to the underwriters, if any, and the Participating Holders, if any, and provide such underwriters and the Participating Holders and their respective counsel with an adequate and appropriate opportunity to review and comment on such amendments and supplements prior to their filing;

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(iii) promptly notify the Participating Holders and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by the Company (A) when the applicable Registration Statement or any amendment thereto has been filed or becomes effective, and when the applicable Prospectus or Issuer Free Writing Prospectus or any amendment or supplement thereto has been filed, (B) of any written comments by the Commission or any request by the Commission or any other Governmental Authority for amendments or supplements to such Registration Statement, Prospectus or Issuer Free Writing Prospectus or for additional information, (C) of the issuance or threatened issuance by the Commission of any stop order suspending or threatening to suspend the effectiveness of such Registration Statement or any order by the Commission or any other regulatory authority preventing or suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus or the initiation or threatening of any proceedings for such purposes, (D) if, at any time, the representations and warranties of the Company in any applicable underwriting agreement cease to be true and correct in all material respects, (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction and (F) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;

(iv) promptly notify the Participating Holders and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the applicable Registration Statement, the Prospectus included in such Registration Statement (as then in effect) or any Issuer Free Writing Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such Prospectus, any preliminary Prospectus or any Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement, or, if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, Prospectus or Issuer Free Writing Prospectus in order to comply with the Securities Act and, in either case as promptly as reasonably practicable thereafter, prepare and file with the Commission, and furnish without charge to the Participating Holders and the managing underwriter or underwriters, if any, an amendment or supplement to such Registration Statement, Prospectus or Issuer Free Writing Prospectus which shall correct such misstatement or omission or effect such compliance;

(v) use its reasonable best efforts to prevent, or obtain the withdrawal of, any stop order or other order suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus;

(vi) promptly incorporate in a Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the managing underwriter or underwriters and the Participating Holder(s) agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment;

(vii) furnish to each Participating Holder and each underwriter, if any, without charge, as many conformed copies as such Participating Holder or underwriter may reasonably request of the applicable Registration Statement and any amendment, post-effective amendment or supplement thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including any incorporated by reference), provided, that the Company, in its discretion, may satisfy its obligation to furnish any such documents to the Participating Holders and underwriters by filing such documents with the Commission so they are publicly available on the Commission’s EDGAR website;

(viii) deliver to each Participating Holder and each underwriter, if any, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus), any Issuer Free Writing Prospectus and any amendment or supplement thereto as such Participating Holder or underwriter may reasonably request (it being understood that the Company consents to the use of such Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement thereto by such Participating Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities thereby) and such other documents as such Participating Holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities by such

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Participating Holder or underwriter), provided, that the Company, in its discretion, may satisfy its obligation to deliver any such documents to the Participating Holders and underwriters by filing such documents with the Commission so they are publicly available on the Commission’s EDGAR website;

(ix) on or prior to the date on which the applicable Registration Statement is declared effective, use its reasonable best efforts to register or qualify, and cooperate with the Participating Holders, the managing underwriter or underwriters, if any, and their respective counsel, in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or “Blue Sky” laws of each state and other jurisdiction of the United States as any Participating Holder or managing underwriter or underwriters, if any, or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for such period as required by Section 2.01(d) and Section 2.02(c), whichever is applicable, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

(x) cooperate with the Participating Holders and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two (2) Business Days prior to any sale of Registrable Securities to the underwriters;

(xi) use its reasonable best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary to enable the seller or sellers thereof or the underwriter or underwriters, if any, to consummate the disposition of such Registrable Securities;

(xii) make such representations and warranties to the Participating Holders and the underwriters or agents, if any, in form, substance and scope as are customarily made by issuers in secondary underwritten public offerings;

(xiii) enter into such customary agreements (including underwriting and indemnification agreements) and take all such other actions as any Participating Holder(s) or the managing underwriter or underwriters, if any, reasonably request in order to expedite or facilitate the Registration and disposition of such Registrable Securities;

(xiv) obtain for delivery to the Participating Holders and to the underwriter or underwriters, if any, an opinion or opinions from counsel for the Company dated the effective date of the Registration Statement or, in the event of an Underwritten Offering, the date of the closing under the underwriting agreement, in customary form, scope and substance, which opinions shall be reasonably satisfactory to such Participating Holders or underwriters, as the case may be, and their respective counsel;

(xv) in the case of an Underwritten Offering, obtain for delivery to the Company and the managing underwriter or underwriters, with copies to the Participating Holders, a cold comfort letter from the Company’s independent certified public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the managing underwriter or underwriters reasonably request, dated the date of execution of the underwriting agreement and brought down to the date of the closing of the Underwritten Offering, as specified in the underwriting agreement;

(xvi) cooperate with each Participating Holder and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the FINRA;

(xvii) use its reasonable best efforts to comply with all applicable securities laws and make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;

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(xviii) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(xix) use its reasonable best efforts to cause all Registrable Securities covered by the applicable Registration Statement to be listed on each securities exchange on which any of the Company Shares are then listed or quoted and on each inter-dealer quotation system on which any of the Company Shares are then quoted;

(xx) in connection with an Underwritten Offering, make available upon reasonable notice at reasonable times and for reasonable periods for inspection by any Participating Holder, by any underwriter participating in any disposition to be effected pursuant to such Registration Statement and by any attorney, accountant or other agent retained by such Participating Holder(s) or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves available to discuss the business of the Company and to supply all information reasonably requested by any such Person in connection with such Registration Statement as shall be necessary to enable them to exercise their due diligence responsibility; and

(xxi) in the case of an Underwritten Offering of Registrable Securities pursuant to a Demand Registration or a Marketed Underwritten Shelf Take-Down, in each case, in an amount of at least (i) $[150] million or (ii) [20%] of the outstanding Registrable Securities, cause appropriate officers of the Company to participate in the customary “road show” presentations that may be reasonably requested by the managing underwriter or underwriters in any such Underwritten Offering and otherwise use commercially reasonable efforts to facilitate, cooperate with, and participate in each proposed Underwritten Offering contemplated herein and customary selling efforts related thereto provided, that such participation shall not unreasonably interfere with the business operations of the Company.

(b) The Company may require each Participating Holder to furnish to the Company such information regarding the distribution of such securities and such other information relating to such Holder and its ownership of Registrable Securities as the Company may from time to time reasonably request in writing. Each Participating Holder agrees to furnish such information to the Company and to cooperate with the Company as reasonably necessary to enable the Company to comply with the provisions of this Agreement.

(c) Each Participating Holder agrees that, upon delivery of any notice by the Company of the happening of any event of the kind described in Section 2.05(a)(iii)(C), (D), or (E) or Section 2.05(a)(iv), such Participating Holder will forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement until (i) if such notice relates to an event of the kind described in Section 2.05(a)(iv), such Participating Holder’s receipt of the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 2.05(a)(iv), (ii) such Participating Holder is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus, as the case may be, may be resumed, (iii) if such notice relates to an event of the kind described in Section 2.05(a)(iii)(C) or (E), such Participating Holder is advised in writing by the Company of the termination, expiration or cessation of the applicable order or suspension, and (iv) if such notice relates to an event of the kind described in Section 2.05(a)(iii)(D), such Participating Holder is advised in writing by the Company that the representations and warranties of the Company in the applicable underwriting agreement are true and correct in all material respects. The Company may impose stop-transfer instructions with respect to the Registrable Securities subject to the foregoing restriction until the end of the period referenced above. In the event the Company shall give any such notice, the period during which the applicable Registration Statement is required to be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 2.05(a)(iv) or is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus may be resumed.

SECTION 2.06. Underwritten Offerings.

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(a) Demand Registrations. If requested by the underwriters for any Underwritten Offering requested by any Participating Holder pursuant to a Registration under Section 2.01, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company, each Participating Holder and the underwriters, and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including indemnities no less favorable to the recipient thereof than those provided in Section 2.09. Each Participating Holder shall cooperate reasonably with the Company in the negotiation of such underwriting agreement and shall give consideration to the reasonable suggestions of the Company regarding the form thereof. The Participating Holders shall be parties to such underwriting agreement, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders. Any such Participating Holder shall not be required to make any representations or warranties to, or agreements with, the Company or the underwriters in connection with such underwriting agreement other than customary representations, warranties or agreements regarding such Participating Holder (but not such Participating Holder’s knowledge about the Company), such Participating Holder’s title to the Registrable Securities, such Participating Holder’s authority to sell the Registrable Securities, such Participating Holder’s intended method of distribution, absence of liens with respect to the Registrable Securities, receipt of all required consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities and any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder’s net proceeds after underwriting commissions and discounts (but before any taxes and expenses which may be payable by such Participating Holder) from such Underwritten Offering.

(b) Shelf Registrations. If requested by the underwriters for any Underwritten Offering requested by any Participating Holder pursuant to a Registration under Section 2.02, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company, each Participating Holder and the underwriters, and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including indemnities no less favorable to the recipient thereof than those provided in Section 2.09. Each Participating Holder shall cooperate reasonably with the Company in the negotiation of such underwriting agreement and shall give consideration to the reasonable suggestions of the Company regarding the form thereof. The Participating Holders shall be parties to such underwriting agreement, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders. Any such Participating Holder shall not be required to make any representations or warranties to, or agreements with, the Company or the underwriters in connection with such underwriting agreement other than customary representations, warranties or agreements regarding such Participating Holder (but not such Participating Holder’s knowledge about the Company), such Participating Holder’s title to the Registrable Securities, such Participating Holder’s authority to sell the Registrable Securities, such Participating Holder’s intended method of distribution, absence of liens with respect to the Registrable Securities, receipt of all required consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities and any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder’s net proceeds after underwriting commissions and discounts (but before any taxes and expenses which may be payable by such Participating Holder) from such Underwritten Offering.

(c) Piggyback Registrations. If the Company proposes to Register any of its securities under the Securities Act as contemplated by Section 2.03 and such securities are to be distributed in an Underwritten Offering through one or more underwriters, the Company shall, if requested by any Holder pursuant to Section 2.03

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and subject to the provisions of Section 2.03(b), use its reasonable best efforts to arrange for such underwriters to include on the same terms and conditions that apply to the other sellers in such Registration all the Registrable Securities to be offered and sold by such Holder among the securities of the Company to be distributed by such underwriters in such Registration. The Participating Holders shall be parties to the underwriting agreement between the Company and such underwriters, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders. Any such Participating Holder shall not be required to make any representations or warranties to, or agreements with the Company or the underwriters in connection with such underwriting agreement other than customary representations, warranties or agreements regarding such Participating Holder (but not such Participating Holder’s knowledge about the Company), such Participating Holder’s title to the Registrable Securities, such Participating Holder’s authority to sell the Registrable Securities, such Participating Holder’s intended method of distribution, absence of liens with respect to the Registrable Securities, receipt of all required consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities or any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder’s net proceeds after underwriting commissions and discounts (but before any taxes and expenses which may be payable by such Participating Holder) from such Underwritten Offering.

(d) Participation in Underwritten Registrations. Subject to the provisions of Sections 2.06(a), (b) and (c) above, no Person may participate in any Underwritten Offering hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Persons entitled to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

(e) Price and Underwriting Discounts. In the case of an Underwritten Offering under Section 2.01 or Section 2.02, the price, underwriting discount and other financial terms for the Registrable Securities shall be determined by the Requesting Holder(s) participating in such Underwritten Offering.

SECTION 2.07. No Inconsistent Agreements; Additional Rights. The Company is not currently a party to, and shall not hereafter enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders by this Agreement, including allowing any other holder or prospective holder of any securities of the Company (a) registration rights in the nature or substantially in the nature of those set forth in Section 2.01, Section 2.02 or Section 2.03 that would have priority over the Registrable Securities with respect to the inclusion of such securities in any Registration (except to the extent such registration rights are solely related to Registrations of the type contemplated by Section 2.03(a)(ii) through (iv)) or (b) demand registration rights in the nature or substantially in the nature of those set forth in Section 2.01 or Section 2.01 that are exercisable prior to such time as the Requesting Holders can first exercise their rights under Section 2.01 or Section 2.02.

SECTION 2.08. Registration Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement shall be paid by the Company (including, for the avoidance of doubt, in connection with any Demand Registration, Shelf Registration or any Shelf Take-Down), including (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the Commission or FINRA, including, if applicable, the reasonable and documented fees and expenses of any “qualified independent underwriter,” as such term is defined in FINRA Rule 5121 (or any successor provision) and of its counsel (ii) all fees and expenses in connection with compliance with any securities or “Blue Sky” laws (including fees and disbursements of one firm of counsel for the underwriters in connection with “Blue Sky” qualifications of the Registrable Securities up to an aggregate maximum of $25,000), (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses and Issuer Free Writing Prospectuses), (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audits incidental to or required by any Registration or qualification and cold comfort letters required by or incident to such

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performance), (v) Securities Act liability insurance or similar insurance if the Company so desires, (vi) all fees and expenses incurred in connection with the listing of Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system, (vii) all fees and expenses of any special experts or other Persons retained by the Company in connection with any Registration, (viii) all of the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), (ix) all expenses incurred by the Company and its directors and officers related to any analyst or investor presentations or any “road-shows” for any Underwritten Offering, including all travel, meals and lodging, (x) reasonable and documented fees, out-of-pocket costs and expenses of one firm of counsel selected by the Holder(s) of a majority of the Registrable Securities covered by each Registration Statement, (xi) fees and disbursements of underwriters customarily paid by issuers and sellers of securities, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Securities, (xii) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (xiii) fees and expense payable in connection with any ratings of the Registrable Securities, including expenses relating to any presentations to rating agencies and (xiv) any other fees and disbursements customarily paid by the issuers of securities. All such fees and expenses are referred to herein as “Registration Expenses.” The Company shall not be required to pay any underwriting fees, discounts and commissions, or any transfer taxes or similar taxes or charges, if any, attributable to the sale of Registrable Securities, and all such fees, discounts, commissions, taxes and charges related to any Registrable Securities shall be the sole responsibility of the Holder of such Registrable Securities.

SECTION 2.09. Indemnification.

(a) Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each of the Holders, each of their respective direct or indirect partners, members or shareholders and each of such partner’s, member’s or shareholder’s partners members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons and each of their respective Representatives (collectively, the “Stockholder Parties”) from and against any and all losses, penalties, judgments, suits, costs, claims, damages, liabilities and expenses, joint or several (including reasonable and documented costs and expenses of investigation and reasonable and documented attorneys’, accountants’ and experts’ fees and expenses) (each, a “Loss” and collectively “Losses”) insofar as such Losses arise out of or are relating to (i) any failure by the Company to comply with the covenants and agreements contained in this Agreement, (ii) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein, which shall include any information that has been deemed to be a part of any Prospectus under Rule 159 under the Securities Act), any Issuer Free Writing Prospectus or amendment or supplement thereto, (iii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, and the Company will reimburse, as incurred, each such Stockholder Party for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, that the Company shall not be liable to any Stockholder Party to the extent that any such Loss arises out of or is relating to an untrue statement or alleged untrue statement or omission or alleged omission made in any such Registration Statement or other document in reliance upon and in conformity with written information furnished to the Company by such indemnified party expressly for use in the preparation thereof (including without limitation any written information provided for inclusion in the Registration Statement pursuant to Section 2.05(a)(i)). This indemnity shall be in addition to any liability the Company may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any Stockholder Party and shall survive the transfer of such securities by such Holder. The Company shall also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) as may be reasonably requested by any such parties and on customary terms.

(b) Indemnification by the Participating Holders. Each Participating Holder agrees (severally and not jointly) to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its

21

directors and officers and each Person who controls the Company (within the meaning of the Securities Act or the Exchange Act), and each other Holder, each of such other Holder’s respective direct or indirect partners, members or shareholders and each of such partner’s, member’s or shareholder’s partners members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons and each of their respective Representatives from and against (i) any Losses resulting from any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such Participating Holder’s Registrable Securities were registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein, which shall include any information that has been deemed to be a part of any Prospectus under Rule 159 under the Securities Act) or any Issuer Free Writing Prospectus or amendment or supplement thereto, or (ii) any Losses resulting from any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission is contained in information furnished in writing by such Participating Holder to the Company specifically for inclusion in such Registration Statement (including, without limitation, any written information provided for inclusion in the Registration Statement pursuant to Section 2.05(a)(i)) and has not been corrected in a subsequent writing prior to or concurrently with the sale of the Registrable Securities to the Person asserting the claim, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) was made in such Registration Statement, Prospectus, offering circular, Issuer Free Writing Prospectus or other document, in reliance upon and in conformity with written information furnished to the Company by such Participating Holder expressly for use therein, and (iii) in the event that the Company notifies such Participating Holder in writing of the occurrence of an event of the type specified in Section 2.05(a)(iv), to the extent, and only to the extent, of any Losses resulting from such Participating Holder’s use of an outdated or defective Prospectus or Issuer Free Writing Prospectus after the date of such notice and prior to the date that its disposition of Registrable Securities pursuant to such Registration Statement may be resumed pursuant to Section 2.05(c) or, if applicable, such Participating Holder’s failure to use the supplemented or amended Prospectus or Issuer Free Writing Prospectus delivered to it pursuant to Section 2.05(a)(iv), but only to the extent that the use of such supplemented or amended Prospectus or Issuer Free Writing Prospectus would have corrected the misstatement or omission giving rise to such Loss, and (iv) in the event that the Company delivers to such Participating Holder a Postponing Officer’s Certificate or a Suspending Officer’s Certificate, to the extent, and only to the extent, of any Losses resulting from such Participating Holder’s disposition of Registrable Securities pursuant to such Registration Statement after the date of such certificate in contravention of the applicable restrictions under Sections 2.01(b) or 2.02(e). In no event shall the liability of such Participating Holder hereunder be greater in amount than the dollar amount of the net proceeds after underwriting commissions and discounts (but before any taxes and expenses which may be payable by such Participating Holder) received by such Participating Holder under the sale of Registrable Securities giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification under this Section 2.09 shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is actually and materially prejudiced by reason of such failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after delivery of notice of such claim from the Person entitled to indemnification hereunder and employ counsel reasonably satisfactory to such Person, (C) the indemnified party has reasonably concluded (based upon advice of independent outside counsel) that there may be legal defenses available to it that are different from or in addition to those available to the indemnifying party, or (D) in the reasonable judgment of any such indemnified party (based upon advice of independent outside counsel), an actual or potential conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such

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action, consent to entry of any judgment or enter into any settlement, in each case without the prior written consent (not to be unreasonably withheld) of the indemnified party, unless the entry of such judgment or settlement (i) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of such indemnified party, and provided that any sums payable in connection with such settlement are paid in full by the indemnifying party. If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its prior written consent, but such consent may not be unreasonably withheld. It is understood that the indemnifying party or parties shall not, except as specifically set forth in this Section 2.09(c), in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements or other charges of more than one separate firm admitted to practice in such jurisdiction at any one time unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on the advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties, or (z) a conflict or potential conflict exists or may exist (based upon advice of counsel to an indemnified party) between such indemnified party and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels not to exceed, at any one time, a total of two (2) separate firms, in the aggregate for all indemnified parties, admitted to practice in such jurisdiction.

(d) Contribution. If for any reason the indemnification provided for in paragraphs (a) and (b) of this Section 2.09 is unavailable to an indemnified party or insufficient in respect of any Losses referred to therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party or parties on the other hand in connection with the acts, statements or omissions that resulted in such losses, as well as any other relevant equitable considerations. In connection with any Registration Statement filed with the Commission by the Company, the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 2.09(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.09(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The amount paid or payable by an indemnified party as a result of the Losses referred to in Sections 2.09(a) and 2.09(b) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 2.09(d), in connection with any Registration Statement filed by the Company, a Participating Holder shall not be required to contribute any amount in excess of the dollar amount of the net proceeds after underwriting commissions and discounts (but before any taxes and expenses which may be payable by such Participating Holder) received by such Participating Holder under the sale of Registrable Securities giving rise to such contribution obligation less any amount paid by such Participating Holders pursuant to Section 2.09(b). Each Participating Holder’s obligation to contribute pursuant to this Section 2.09 is several in the proportion that the proceeds of the offering received by such Participating Holder bears to the total proceeds of the offering received by all such Participating Holders and not joint. If indemnification is available under this Section 2.09, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 2.09(a) and 2.09(b) hereof without regard to the provisions of this Section 2.09(d).

(e) No Exclusivity. The remedies provided for in this Section 2.09 are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.

(f) Survival. The indemnities provided in this Section 2.09 shall survive the transfer of any Registrable Securities by such Holder.

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(g) Other Indemnification. Indemnification similar to that specified herein (with appropriate modifications) shall be given by the Company and each Participating Holder with respect to any required registration or other qualification of securities under any law other than the Securities Act or the Exchange Act.

SECTION 2.10. Rules 144 and 144A and Regulation S. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the reasonable request of any Holder, make publicly available such necessary information for so long as necessary to permit sales pursuant to Rules 144, 144A or Regulation S under the Securities Act), all to the extent required from time to time to enable the Holders to sell Registrable Securities without Registration under the Securities Act within the limitation of the exemptions provided by (i) Rules 144, 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the Commission. Upon the reasonable request of a Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

SECTION 2.11. Limitation on Registrations and Underwritten Offerings. Notwithstanding the rights and obligations set forth in Section 2.01 and Section 2.02, in no event shall the Company be obligated to take any action to effect any Demand Registration or any Marketed Underwritten Shelf Take-Down within 90 days after the consummation of either a previous Demand Registration or Marketed Underwritten Shelf Take-Down.

SECTION 2.12. In-Kind Distributions. If any Holder seeks to effectuate an in-kind distribution of all or part of its Company Shares to such Holder’s direct or indirect equityholders, the Company will reasonably cooperate with and assist such Holder, such equityholders and the Company’s transfer agent to facilitate such in-kind distribution in the manner reasonably requested by such Holder (including the delivery of instruction letters by the Company or its counsel to the Company’s transfer agent, the delivery of customary legal opinions by counsel to the Company and the delivery of Company Shares without restrictive legends, to the extent the restrictions set forth therein are no longer applicable).

ARTICLE III

MISCELLANEOUS

SECTION 3.01. Term. This Agreement shall terminate with respect to any Holder upon the date on which such Holder ceases to hold Registrable Securities, except for the provisions of Sections 2.09 and 2.10, which shall survive any such termination. No termination under this Agreement shall relieve any Person of liability for breach prior to termination. In the event this Agreement is terminated, each Person entitled to indemnification rights pursuant to Section 2.09 hereof shall retain such indemnification rights with respect to any matter that (i) may be an indemnified liability thereunder and (ii) occurred prior to such termination.

SECTION 3.02. Injunctive Relief. It is hereby agreed and acknowledged that it will be impossible to measure in money the damage that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

SECTION 3.03. Notices. Unless otherwise specified herein, all notices, consents, approvals, reports, designations, requests, waivers, elections and other communications authorized or required to be given pursuant to this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via facsimile, with confirmation of transmission, to the number set out below or on Schedule I, as applicable, (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (d) when transmitted via email (including via attached pdf document), with confirmation of receipt, to the email address set out below or on Schedule I, as applicable or (e) the third Business Day following the day on which the same is sent by certified

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or registered mail, postage prepaid, in each case to the respective parties as applicable, at the address set out below or on Schedule I (or such other address as such Holder may specify by notice to the Company in accordance with this Section 3.03) and the Company at the following addresses:

To the Company:

Pacific Drilling S.A.

11700 Katy Freeway, Suite 175

Houston, Texas 77079

Attention: Lisa Buchanan, General Counsel

Facsimile: (832) 201-9883

Email: l.buchanan@pacificdrilling.com

with a copy (which shall not constitute notice) to:

Jones Walker LLP

8555 United Plaza Blvd.

Baton Rouge, LA 70809

Attention: Dionne Rousseau

Facsimile: (225) 248-3026

Email: drousseau@joneswalker.com

SECTION 3.04. Recapitalization. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all equity securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in conversion of, in exchange for or in substitution of, the Registrable Securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof. The Company shall cause any successor or assign (whether by merger, consolidation, sale of assets or otherwise) to assume this Agreement or enter into a new registration rights agreement with the Holders on terms substantially the same as this Agreement as a condition of any such transaction.

SECTION 3.05. Amendment. The terms and provisions of this Agreement may only be amended, modified or waived at any time and from time to time by a writing executed by the Company and the Holders of a majority of the Registrable Securities then outstanding; provided, that if any such amendment, modification or waiver shall adversely affect the rights of any Holder, the consent of all such affected Holders shall be required.

SECTION 3.06. Successors, Assigns and Transferees. The rights and obligations of each party hereto may not be assigned, in whole or in part, without the written consent of the Company; provided, however, that notwithstanding the foregoing, the rights and obligations set forth herein may be assigned, in whole or in part, by any Holder to any of its Affiliates and such transferee shall, with the consent of the transferring Holder, be treated as a “Holder” for all purposes of this Agreement (each Person to whom the rights and obligations are assigned in compliance with this Section 3.06 is a “Permitted Assignee” and all such Persons, collectively, are “Permitted Assignees”); provided, further, that such transferee shall only be admitted as a party hereunder upon its, his or her execution and delivery of a joinder agreement in substantially the form attached as Exhibit A hereto, agreeing to be bound by the terms and conditions of this Agreement as if such Person were a party hereto (together with any other documents the Holders determine are necessary to make such Person a party hereto), whereupon such Person will be treated as a Holder for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as the transferring Holder with respect to the transferred Registrable Securities (except that if the transferee was a Holder prior to such transfer, such transferee shall have the same rights, benefits and obligations with respect to such transferred Registrable Securities as were applicable to Registrable Securities held by such transferee prior to such transfer).

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SECTION 3.07. Binding Effect. Except as otherwise provided in this Agreement, the terms and provisions of this Agreement shall be binding on and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns.

SECTION 3.08. Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon any Person not a party hereto (other than those Persons entitled to indemnity or contribution under Section 2.09, each of whom shall be a third party beneficiary thereof) any right, remedy or claim under or by virtue of this Agreement.

SECTION 3.09. Governing Law; Jurisdiction; Agent For Service. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY (I) AGREES THAT ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST THE COMPANY ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE SOUTHERN DISTRICT OF NEW YORK OR THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK (COLLECTIVELY, THE “SPECIFIED COURTS”), (II) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR OTHER PROCEEDING IN THE SPECIFIED COURTS AND IRREVOCABLY AND UNCONDITIONALLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM AND (III) SUBMITS TO THE EXCLUSIVE JURISDICTION (EXCEPT FOR PROCEEDINGS INSTITUTED IN REGARD TO THE ENFORCEMENT OF A JUDGMENT OF ANY SUCH COURT, AS TO WHICH SUCH JURISDICTION IS NON-EXCLUSIVE) OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. THE COMPANY HEREBY IRREVOCABLY CONSENTS TO SERVICE OF PROCESS AT THE ADDRESS SPECIFIED IN SECTION 3.03 HEREOF, IN ANY MANNER PERMITTED BY THE LAWS OF THE STATE OF NEW YORK, IN ANY SUCH ACTION ARISING OUT OF OR BASED ON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY WHICH MAY BE INSTITUTED IN ANY SPECIFIED COURT AND HEREBY WAIVES ANY REQUIREMENTS OF OR OBJECTIONS TO PERSONAL JURISDICTION WITH RESPECT THERETO. SERVICE OF PROCESS UPON THE COMPANY AT THE ADDRESS SPECIFIED IN SECTION 3.03 HEREOF SHALL BE DEEMED, IN EVERY RESPECT, EFFECTIVE SERVICE OF PROCESS UPON THE COMPANY.

SECTION 3.10. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.10.

SECTION 3.11. Immunity Waiver. The Company hereby irrevocably waives, to the fullest extent permitted by law, any immunity to jurisdiction to which it may otherwise be entitled (including, without limitation, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement.

SECTION 3.12. Entire Agreement. This Agreement sets forth the entire agreement among the parties hereto with respect to the subject matter hereof. Any prior agreements or understandings among the parties hereto regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

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SECTION 3.13. Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 3.14. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

SECTION 3.15. Headings. The heading references herein and in the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

PACIFIC DRILLING S.A.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

HOLDERS:

[•]

[Signature Page to Registration Rights Agreement]

SCHEDULE I

HOLDERS

1.	[•] ENTITIES:

[•]

Contact Information for [•] Entities:

[•]

Telephone: [•]

Attn: [•]

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison, LLP

1285 Avenue of the Americas

New York, New York, 10019

Telephone: 212.373.3000

Attn: Andrew Rosenberg, email arosenberg@paulweiss.com

1

EXHIBIT A

FORM OF JOINDER

THIS JOINDER (this “Joinder”) to the Registration Rights Agreement dated as of [•], 2018, by and among Pacific Drilling S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg having its registered office at 8-10, Avenue de la Gare, L-610, Luxembourg and registered with the Luxembourg register of commerce and companies under registration number B159658 (the “Company”), and the Persons set forth on Schedule I thereto (the “Registration Rights Agreement”), is made and entered into as of [ ], by and between the Company and [ ] (the “Assuming Holder”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Registration Rights Agreement.

WHEREAS, the Assuming Holder has acquired certain Registrable Securities from [        ].

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties to this Joinder hereby agree as follows:

Agreement to be Bound. The Assuming Holder hereby agrees that upon execution of this Joinder, it shall become a party to the Registration Rights Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Registration Rights Agreement as though an original party thereto and shall be deemed a Holder for all purposes thereof.

Successors and Assigns. Except as otherwise provided herein, this Joinder shall bind and inure to the benefit of and be enforceable by the Company and its successors, heirs and assigns and the Assigning Holder and its successors, heirs and assigns.

Notices. For purposes of Section 3.03 (Notices) of the Registration Rights Agreement, all notices, requests and demands to the Assigning Holder shall be directed to:

[Name]

[Address]

Governing Law. The provisions of Section 3.09 (Governing Law; Jurisdiction; Agent for Service), Section 3.10 (Waiver of Jury Trial) and Section 3.14 (Counterparts) of the Registration Rights Agreement are incorporated herein by reference as if set forth in full herein and shall apply to the terms and provisions of this Joinder and the parties hereto mutatis mutandis.

Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

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IN WITNESS WHEREOF, the parties hereto have executed this Joinder to the Registration Rights Agreement as of the date first written above.

PACIFIC DRILLING S.A.

By:
Name:
Title:

[ASSUMING HOLDER]

By:
Name:
Title:

Exhibit G

Schedule of Rejected Executory Contracts and Unexpired Leases

At this time, the Debtors are not rejecting any Executory Contracts or Unexpired Leases pursuant to the Plan.

Exhibit H

Reverse Stock Split Mechanics

REVERSE STOCK SPLIT MECHANICS

Effective November 7, 2018, by shareholder approval at an Extraordinary General Meeting, Pacific Drilling S.A. (“PDSA”) plans to effectuate, among other things, a 1-for-10,000 reverse stock split of their existing common shares (the “Reverse Stock Split”). In connection with the Reverse Stock Split, PDSA’s common shares would begin trading on a split-adjusted basis as of the commencement of trading on November 7, 2018. On the effective date of the Reverse Stock Split, PDSA’s shareholders would receive one new common share for every 10,000 common shares they owned. No fractional shares will be issued in connection with the Reverse Stock Split; instead, holders of fractional shares will be paid out in cash for any fractional interests based on the implied plan value (or $19.62 per share), which is not expected to be material in the aggregate. The share price reflects the midpoint Plan valuation assuming no proceeds associated with Samsung Heavy Industries Co., Ltd. and the Zonda Arbitration (as defined and described in further detail in the Modified Third Amended Disclosure Statement for the Modified Third Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, dated as of September 27, 2018 [Docket No. 621]).